Exhibit 99.1

,

Dear ONEOK Shareholder:

I am pleased to inform you that on                     ,     , the board of directors of ONEOK, Inc. (“ONEOK”) approved the distribution of all of the shares of common stock of ONE Gas, Inc. (“ONE Gas”), a wholly owned subsidiary of ONEOK, to ONEOK shareholders. Prior to the distribution, ONEOK will transfer its natural gas distribution business to ONE Gas.

The distribution of shares is to be made pursuant to a plan initially approved by the board of directors of ONEOK on July 24, 2013, to separate ONEOK’s natural gas distribution business from the other ONEOK businesses. Upon the distribution of shares, ONEOK shareholders will own 100 percent of the common stock of ONE Gas. ONEOK’s board of directors believes that creating a separate natural gas distribution company will serve a number of corporate business purposes and increase value to, and is in the best interests of, our shareholders.

The distribution of ONE Gas common stock will occur on                     ,     , by way of a pro rata dividend to ONEOK shareholders of record on                     ,     , the record date of the distribution. Each ONEOK shareholder will be entitled to receive                 share(s) of ONE Gas common stock for each share of ONEOK common stock held by such shareholder at the close of business on the record date. ONE Gas common stock will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of ONE Gas common stock will be issued. If you would otherwise have been entitled to a fractional share of ONE Gas common stock in the distribution, you will receive the cash value of such fractional share instead. Shareholder approval of the distribution is not required, and you are not required to take any action to receive your ONE Gas common stock. The distribution is intended to be tax-free for U.S. federal income tax purposes to ONEOK shareholders, except for cash received in lieu of any fractional share interest.

Following the distribution, you will own shares in both ONEOK and ONE Gas. The number of ONEOK shares you own will not change as a result of this distribution. ONEOK’s common stock will continue to trade on the New York Stock Exchange under the symbol “OKE.” We intend to apply to list ONE Gas’ common stock on the New York Stock Exchange under the ticker symbol “OGS.”

The Information Statement, which is being mailed to all holders of ONEOK common stock on the record date for the distribution, describes the distribution in detail and contains important information about ONE Gas, its business, financial condition and operations. We urge you to read the Information Statement carefully. You are not required to take any specific action.

We want to thank you for your continued support of ONEOK, and we look forward to your future support of ONE Gas.

Sincerely,

Dear Future ONE Gas, Inc. Shareholder:

It is our pleasure to welcome you as a future shareholder of our company, ONE Gas, Inc. (“ONE Gas”). We are excited about our future as one of the largest natural gas utilities in the United States.

We are a natural gas local distribution company with a strong operational track record and the necessary scale to operate as the only publicly-traded, 100 percent regulated, natural gas utility company in the United States. We serve more than 2 million customers in Oklahoma, Kansas and Texas. We will continue to deliver safe, reliable and efficient service to our customers in an environmentally responsible manner. Additionally, we believe we can be more effective by focusing on tailored growth strategies and the capital needs of our company, and thus realize more shareholder value as a stand-alone company than we could operating as a segment of ONEOK, Inc.

We intend to apply to have our common stock listed on the New York Stock Exchange under the ticker symbol “OGS.”

We invite you to learn more about ONE Gas by reviewing the enclosed Information Statement and urge you to read it carefully. We look forward to our future and to your support as a holder of ONE Gas common stock.

Sincerely,

Preliminary Information Statement

(Subject to Completion, Dated November 20, 2013)

Information Statement

Distribution

by

ONEOK, Inc.

to ONEOK’s Shareholders of

Common Stock of

ONE Gas, Inc.

This Information Statement is being furnished in connection with the distribution by ONEOK, Inc., an Oklahoma corporation (“ONEOK”), to its shareholders of all of the shares of common stock, par value $0.01 per share, of ONE Gas, Inc., an Oklahoma corporation (“ONE Gas”). Currently, we are a wholly owned subsidiary of ONEOK that has been formed to hold ONEOK’s natural gas distribution business. To implement the distribution, ONEOK will distribute all of the shares of our common stock on a pro rata basis to the holders of ONEOK common stock as of                 ,     , the record date for the distribution. Each of you, as a holder of ONEOK common stock, will receive                 share(s) of ONE Gas common stock for each share of ONEOK common stock that you held at the close of business on the record date for the distribution. The distribution will be made on                 ,     . Immediately after the distribution is completed, ONE Gas will be a separate, publicly-traded company.

No vote of ONEOK shareholders is required in connection with this distribution. We are not asking you for a proxy, and you are requested not to send us a proxy.

No consideration is to be paid by ONEOK shareholders in connection with this distribution. ONEOK shareholders will not be required to pay any consideration for the shares of our common stock that they receive in the distribution, and they will not be required to surrender or exchange shares of their ONEOK common stock or take any other action in connection with the distribution. The number of shares of ONEOK common stock owned by you will not change as a result of the distribution.

All of the outstanding shares of our common stock are owned currently by ONEOK. Accordingly, there currently is no public trading market for our common stock. We intend to file an application to list our common stock on the New York Stock Exchange (“NYSE”) under the ticker symbol “OGS.” Assuming that our common stock is approved for listing on the NYSE, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and through the distribution date, and we anticipate that “regular-way” trading of our common stock will begin on the first trading day following the distribution date.

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 26 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of ONE Gas, or determined whether this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is                     ,         .

This Information Statement was first mailed to ONEOK shareholders on or about                 ,          .

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Certain trademarks, trade names and logos of third parties may appear in this Information Statement. The display of such third parties’ trademarks, trade names and logos is for informational purposes only, and is not intended for marketing or promotional purposes or as an endorsement of their business or of any of their products or services.

MARKET AND INDUSTRY DATA AND FORECASTS

This Information Statement includes industry data and forecasts that we have prepared based, in part, upon industry data and forecasts obtained from industry publications, surveys and publicly-available websites.

SUMMARY

The following is a summary of some of the information relating to our company, our separation from ONEOK and the distribution of our common stock by ONEOK to its shareholders contained in this Information Statement. It does not contain all of the details concerning us or the separation, including information that may be important to you. We urge you to read the entire document carefully, including the risk factors, our pro forma financial information and our historical financial statements and the notes to those financial statements.

Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of the separation of ONE Gas from ONEOK, Inc. and the related distribution of our common stock. Except as otherwise indicated or unless the context otherwise requires, “ONE Gas,” “we,” “us,” “our” and “our company” refer to ONE Gas, Inc. and its subsidiaries following the separation from ONEOK. “ONEOK” refers to ONEOK, Inc. and its subsidiaries. “ONE Gas Predecessor” or our “Predecessor” refers to our predecessor for accounting purposes that consists of the business attributable to ONEOK’s natural gas distribution segment that will be transferred to us in connection with the separation. “ONEOK Partners” refers to ONEOK Partners, L.P. and its subsidiaries. “Our business” refers to our business as will be conducted by ONE Gas following the separation.

ONE Gas

We are currently a wholly owned subsidiary of ONEOK. Following the separation, we will be an independent, publicly-traded company and we believe that we will be the only publicly-traded, 100 percent regulated natural gas distribution utility in the United States. ONEOK will not retain any ownership interest in our company. Our assets and business consist primarily of those that ONEOK attributes to its Natural Gas Distribution segment and that are reported in the Natural Gas Distribution segment in its financial statements.

We are a natural gas local distribution company and the successor to the company founded in 1906 as Oklahoma Natural Gas Company. We provide natural gas distribution services to more than 2 million customers in Oklahoma, Kansas and Texas through Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, respectively. We are the largest natural gas distributor in Oklahoma and Kansas and the third largest natural gas distributor in Texas in terms of customers, providing service as a regulated public utility to wholesale and retail customers. Our largest natural gas distribution markets in terms of customers are Oklahoma City and Tulsa, Oklahoma; Kansas City, Wichita and Topeka, Kansas; and Austin and El Paso, Texas. We serve residential, commercial, industrial and transportation customers in all three states. In addition, we serve wholesale and public authority customers.

The following map reflects the areas in which we operate in Oklahoma, Kansas and Texas:

Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service distribute natural gas as public utilities to approximately 87 percent, 70 percent and 14 percent of the natural gas distribution customers in Oklahoma, Kansas and Texas, respectively.

We are subject to the regulations and oversight of the state and local regulatory agencies of the territories in which we operate. Rates charged for natural gas distribution services are established by the OCC for Oklahoma Natural Gas and by the KCC for Kansas Gas Service. Texas Gas Service is subject to regulatory oversight by the various municipalities that it serves, which have primary jurisdiction in their respective areas. Rates in unincorporated areas of Texas and all appellate matters are subject to regulatory oversight by the RCC. The allowed rates are intended to be sufficient to cover the costs of conducting business and to provide a fair and reasonable return on capital invested. We believe that we must maintain a competitive advantage compared with alternative energy sources in order to retain our customers and, accordingly, we focus on providing safe, reliable and efficient service while controlling costs.

The below table sets forth key statistics of our service territories as of and for the nine months ended September 30, 2013:

Key Service Territory Data	Oklahoma		Kansas		Texas		Total
Customers:	847,092		634,325		634,388		2,115,805
Residential	770,369		578,544		596,718		1,945,631
Commercial and industrial	71,375		50,199		33,817		155,391
Wholesale and public authority	—		18		2,743		2,761
Transportation	5,348		5,564		1,110		12,022
Miles of pipelines (approximate)	19,000		14,000		10,000		43,000
Average retail price of electricity / Kilowatt / Hour(1)	9.62	¢	11.64	¢	11.31	¢	NA
Natural gas price equivalent / Dth(1)	$28.19		$34.11		$33.15		NA
ONE Gas delivered average cost of natural gas / Dth(2)	$11.01		$10.51		$9.83		NA
Natural gas advantage ratio(3)	2.6	x	3.3	x	3.4	x	NA

(1)	Source: United States Energy Information Agency, www.eia.gov, for the eight-month period ended August 31, 2013.
(2)	Represents the average delivered cost of natural gas to a residential customer, including the cost of natural gas supplied, fixed customer charge, delivery charges and charges for riders, surcharges and other regulatory mechanisms associated with the services we provide, for the nine-month period ended September 30, 2013.
(3)	Calculated as the ratio of the natural gas price equivalent per dekatherm of the average retail price of electricity per kilowatt hour to the ONE Gas delivered average cost of natural gas per dekatherm.

For the nine months ended September 30, 2013, we generated net margin of approximately $589.4 million, operating income of approximately $155.3 million, and net income of approximately $68.9 million. For the nine months ended September 30, 2012, we generated net margin of approximately $545.8 million, operating income of approximately $137.5 million, and net income of approximately $57.9 million. For the year ended December 31, 2012, we generated net margin of approximately $756.4 million, operating income of approximately $215.7 million, and net income of approximately $96.5 million. For the year ended December 31, 2011, we generated net margin of approximately $751.8 million, operating income of approximately $199.7 million, and net income of approximately $86.8 million.

In connection with the separation, we are entering into certain agreements with ONEOK, including the Separation and Distribution Agreement, a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement and, if needed, one or more Management Agreements, under which we and ONEOK will agree to, among other things, effect the separation. These agreements will also govern the relationship between us and ONEOK subsequent to the completion of the separation and provide for the allocation among us and ONEOK of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the natural gas distribution business attributable to periods prior to, at and after the separation. For additional information about our arrangements with ONEOK, please see the section entitled “Certain Relationships and Related-Party Transactions—Agreements with ONEOK.”

We describe in this Information Statement the business to be transferred to us by ONEOK in connection with the separation as if it were our business for all historical periods described. However, we are a newly formed entity that will not independently conduct any operations before the separation. References in this document to our historical assets, liabilities, business or activities generally refer to the historical assets, liabilities, business or activities of the transferred business as it was conducted as part of ONEOK before the separation. The financial statements for ONE Gas Predecessor in this Information Statement have been derived from the natural gas distribution business contained within ONEOK’s historical financial records as if we had been a separate company for all periods presented. The assets and liabilities in the financial statements included in this Information Statement have been reflected on a historical basis, immediately prior to the separation. The financial statements also include expense allocations for certain corporate functions historically performed by ONEOK, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal and information technology, among others. We believe our assumptions underlying the financial statements, including the assumptions regarding the allocation of general corporate expense from ONEOK, are reasonable. However, the financial statements may not include all of the actual expenses that would have been incurred and may not reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented.

Our company was incorporated in Oklahoma on August 30, 2013. The address of our principal executive office is and                  our main telephone number at that address is                 . We also maintain a website at                 , but the information contained or referenced in our website is not part of this Information Statement.

Our Competitive Strengths

We have a number of competitive strengths that we believe will contribute to the sustainability of our business and add value to all of our stakeholders, including our shareholders, customers and employees:

100 Percent Regulated Utility Focus

We will be a 100 percent regulated natural gas distribution company that serves three contiguous states—Oklahoma, Kansas and Texas. Unlike many other companies with natural gas distribution businesses, we do not have any operations outside of our natural gas utility business. We believe that we will be better positioned for long-term success following the separation because we will be able to focus our efforts on our core natural gas utility business, allowing us to deploy capital optimally and to promote steady and stable rate base and earnings-per-share growth, while delivering a competitive dividend to our shareholders.

Significant Scale

We serve approximately 2.1 million customers across three contiguous states—Oklahoma, Kansas and Texas. By customer count, we would be the third largest publicly traded natural gas LDC in the country as of December 31, 2012, according to our review of publicly available information. Our service territory includes several major cities including Tulsa, Oklahoma City, Topeka, Kansas City, Wichita, Austin and El Paso. The contiguous nature and proximity of our service territories allow for favorable economies of scale, while the size of our service territories offers significant regulatory and geographic diversity, with no single jurisdiction comprising more than 40 percent of our customers.

High-Quality Service Territories

Our service territories provide significant economic benefits to our business. According to the United States Department of Labor, the average unemployment rate of Oklahoma, Kansas and Texas through August 2013 is estimated to be 5.9 percent, or 20 percent below the national average. Moreover, the three states containing our service territories are expected to experience a higher aggregate population growth rate than the national average through 2015 according to projections from the United States Census Bureau and state government agencies. We believe that the economic and demographic characteristics of our service territories position us to continue to deliver customer and rate base growth through investments focused on maintaining the safety and reliability of our existing infrastructure, as well as connecting new customers to our system.

Stability of Our Cash Flows

We believe that the combination of the significant residential component of our customer base, the fixed-charge component of our sales margin and our regulatory rate mechanisms in place result in a stable cash flow profile. Residential users accounted for 92 percent of our customers and 83 percent of our natural gas sales net margin in 2012. Approximately 70 percent of our natural gas sales net margin in 2012 was derived from fixed charges to our customers. Accordingly, our business historically has generated stable and predictable net margin. Additionally, we have several regulatory rate mechanisms in place to reduce the volatility of our cash flows and to allow for reduced lag in earning a return on our capital expenditures. For further information, see “Business—Regulatory Overview.”

Proximity to Natural Gas Resources

Our natural gas commodity costs are comprised of three primary components: the cost of natural gas, transportation fees and storage fees. The territories that we serve are located in close proximity to significant natural gas reserves in Oklahoma, Kansas and Texas. We believe that the location of our service territories and related distribution assets relative to these reserves provides us with diverse supply sources and a distinct and sustainable competitive advantage relative to other energy sources by reducing the total energy cost for four of the main energy consumers in our residential customers’ homes—furnaces, water heaters, cooktops and clothes dryers.

Strong Credit Metrics

We expect to have credit ratings that are higher than ONEOK’s current credit ratings. We believe that stronger credit ratings will provide a significant advantage to our business. By maintaining a conservative financial profile and stable revenue base, we believe that we will be able to maintain an investment-grade credit rating higher than ONEOK’s existing ratings, which we believe will provide us access to diverse sources of capital at more favorable rates in order to finance our infrastructure investments.

Experienced Management Team

Our management team has significant and deep experience in the natural gas utility and midstream industries, including operating, acquiring, constructing, developing and integrating LDC assets, and they understand the service requirements of our customers. Our management team focuses on maintaining open and on-going communications with our regulators, which we believe is beneficial in maintaining a constructive regulatory environment.

Our Strategy

Our primary business objective is to grow our business responsibly, enabling us to deliver an attractive total return to our shareholders over time and to maintain our financial stability. We intend to accomplish this objective by executing on the strategies listed below:

Focus on Safety of Employees, Contractors, the Public and the Environment

We are committed to pursuing a zero-incident safety culture with a focus on mitigating risk and eliminating incidents that may harm our employees, contractors, the public or the environment. Comparing 2009 with the year-to-date period ended August 31, 2013, we have experienced steady improvement across a number of key safety metrics, including a 55 percent reduction in our recordable incident rate and a 40 percent reduction in our preventable vehicle incident rate. In addition, the majority of our capital spending is focused on the safety, reliability and efficiency of our system.

Increase Our Achieved ROE

We continually seek to improve our achieved ROE through improved operational performance and regulatory mechanisms. For 2012, our achieved ROE was 8.3 percent across all of our service territories. The weighted-average regulatory ROE that we were allowed to earn during that same period was 10.0 percent. The difference between our achieved and allowed ROE is related primarily to regulatory lag. We make investments that increase our rate base and we incur increases in our costs that are above the amounts reflected in the rates we charge for our service. Additionally, we are not allowed recovery of certain costs we incur. The rates we charge are set in regulatory proceedings generally referred to as rate cases. The delay between the time such investments are made or increases in costs are incurred and the time that our rates are adjusted to reflect these investments and costs is referred to as regulatory lag. We have several mechanisms in place that reduce regulatory lag by allowing for adjustments to our rates between rate cases. In Oklahoma, we are under a performance-based rates mechanism, which provides for streamlined annual rate reviews between rate cases to ensure our achieved ROE remains within the established band of 10 percent to 11 percent. In Kansas, we are allowed to recover a return on and return of qualifying capital investments between rates cases under the GSRS. In Texas, each of our jurisdictions allows us, on an annual basis, to (1) request cost-of-service adjustments to recover and earn a return on investments in rate base and certain changes in operating expenses or (2) recover a return on and return of capital investments between rates cases under the GRIP. In addition, Texas Gas Service is allowed to accrue a rate of return, taxes and depreciation expense on safety-related plant replacements from the time the replacements are in service until the plant is reflected in base rates. For further information, please see the section entitled “Business—Regulatory Overview.” In addition, we have several initiatives underway to improve our operational performance. These initiatives include implementing technology that will result in increased productivity and lower operating expenses and restructuring our contractual agreements with third party contractors to reduce expenses.

Focus on Our Credit Metrics and Our Balanced Approach to Capital Management

We believe that maintaining an investment-grade credit rating is prudent for our business as we seek to access the capital markets to finance capital investments. We intend to maintain strong credit metrics while we pursue a balanced approach to capital investment and a return of capital to shareholders via a dividend that we believe will be competitive with our peer group.

Advocate Constructive Relationships with Key Stakeholders

We plan to continue our constructive relationships with all our key stakeholders, including our employees, customers, investors and regulators. Our strategy includes seeking outcomes in future rate cases that provide a fair return on our infrastructure investments, while also meeting the needs of our customers through low-cost, efficient and reliable service. In addition, we will continue our efforts to deliver on our strong record of safety and environmental compliance. We also seek to promote a diverse and inclusive workforce and to reward employees through a market-based compensation system.

Identify and Pursue Growth Opportunities

Our growth opportunities are primarily driven by capital investments related to safety and reliability enhancements to our existing system and the economic and population growth in our service territories. As a result of our commitment to enhance the integrity, reliability and safety of our existing infrastructure, we are making significant investments in our existing system, which leads to further growth of our rate base. In addition, as our service territories continue to experience economic growth, we expect to grow our rate base through capital investments in new service lines and main line extensions that we believe will allow us to meet the energy needs of new customers. As a result of overall trends in the natural gas and energy industries, we believe that the competitiveness of natural gas is increasing relative to other energy alternatives, which is creating new market opportunities for natural gas as an energy source within our existing service territories. Finally, we will continue to evaluate strategic acquisition opportunities based on our disciplined financial and operating approach, while weighing these alternatives against future investment opportunities with respect to our existing rate base.

The Separation

On July 24, 2013, the board of directors of ONEOK unanimously authorized the management of ONEOK to pursue a plan to separate its natural gas distribution business from the rest of ONEOK, which we refer to as “the separation” in this Information Statement. The separation will occur through the following steps:

•	the “reorganization,” which is the corporate reorganization in which ONEOK will transfer the assets and liabilities of its natural gas distribution business to ONE Gas. These assets and liabilities include accounts receivable and payable, natural gas in storage, regulatory assets and liabilities, pipeline and other natural gas distribution facilities, customer deposits, employee-related assets and liabilities including amounts attributable to pension and other postretirement benefits, tax-related assets and liabilities and other assets and liabilities associated with providing natural gas distribution service in Oklahoma, Kansas and Texas.

As part of the reorganization, (1) immediately prior to the contribution of the natural gas distribution business to ONE Gas, ONEOK will contribute to the capital of the natural gas distribution business all of the amounts outstanding on our short-term note payable to and long-term line of credit with ONEOK, (2) ONE Gas expects to receive approximately $1.2 billion of cash from the issuance of debt securities, and (3) ONE Gas expects to make a cash distribution of approximately $1.2 billion to ONEOK, followed by

•	the “distribution,” which is the distribution to ONEOK’s shareholders of all of our shares of common stock.

Following the distribution, ONEOK shareholders will directly own all of the shares of our common stock.

ONEOK believes that the separation of the natural gas distribution business will unlock the value of ONEOK’s assets and will provide ONEOK and ONE Gas with more tailored growth strategies, more efficient capital allocation, improved investor understanding and better shareholder alignment of the separate businesses. ONEOK believes that the separation of the natural gas distribution business will improve both companies’ strategic, operational and financial flexibility and performance.

Before the distribution, we will enter into the Separation and Distribution Agreement and several other agreements with ONEOK to effect the reorganization and the distribution and provide a framework for our relationships with ONEOK after the distribution. These agreements will govern the relationships among us and ONEOK subsequent to the completion of the distribution and provide for the allocation among us and ONEOK of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the natural gas distribution business attributable to periods prior to, at and after the distribution. For more information on the Separation and Distribution Agreement and related agreements, see the section entitled “Certain Relationships and Related-Party Transactions.”

In connection with the separation, we expect that we will receive approximately $1.2 billion of cash from the issuance of debt securities, and we expect to make a cash distribution of approximately $1.2 billion to ONEOK from the expected proceeds of these debt securities. The amount of the cash distribution to be paid to ONEOK was determined after consideration of several factors, including the resulting capital structures, anticipated credit ratings and existing levels of debt at both ONEOK and ONE Gas. Our capital structure was designed to obtain investment grade credit ratings that are higher than the current credit ratings of ONEOK and similar to those of our natural gas utility peers and to provide us with the financial flexibility to maintain our current level of operations and to continue to invest in our natural gas distribution system. The cash distribution to be paid to ONEOK is expected to allow ONEOK to reduce its existing debt and obtain credit ratings similar to or higher than its general partner peers. The tax basis of the net assets to be transferred to ONE Gas was also considered because any amount distributed to ONEOK in excess of such tax basis would generally be subject to income tax unless complex financing arrangements were entered into.

ONEOK has informed us that the approximately $1.2 billion of cash distribution proceeds it receives from us will be used to reduce outstanding ONEOK debt and/or repurchase ONEOK shares, in each case within 18 months following the distribution. The amount to be paid to ONEOK and the amount, type and term of the debt securities we will issue have not yet been determined but will be determined prior to the separation. A number of factors could affect this final determination and the amount of debt securities ultimately issued could be different from the amount disclosed in this Information Statement.

Additionally, we intend to enter into a credit facility and other financing arrangements intended to support our working capital and general corporate needs and normal course of business requirements after the separation. For more information on our planned financing arrangements, please see the sections entitled “ONE Gas, Inc.—Unaudited Pro Forma Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness.”

Reasons for the Separation

The ONEOK board of directors regularly reviews ONEOK’s various businesses to ensure that ONEOK’s resources are being put to use in a manner that is in the best interests of ONEOK and its shareholders. ONEOK believes that the separation of the natural gas distribution business is the best way to unlock the value of ONEOK’s businesses in both the short and long term and provides ONEOK and us with certain opportunities and benefits that would not otherwise be available to ONEOK and us. ONEOK’s board of directors considered various factors and potential benefits in approving the separation transaction, including its belief that the separation will:

•	enhance strategic, financial and operating flexibility, and the growth potential of both entities;

•	increase transparency of each company;

•	better align the businesses with each company’s relevant peer groups;

•	attract more focused equity investors to each company;

•	sharpen each company’s focus on its distinct strategic goals;

•	resolve internal competition for capital among the businesses that is inherent in the existing structure; and

•	enhance dividends and shareholder returns.

Neither we nor ONEOK can assure you that, following the distribution, any of these benefits will be realized to the extent anticipated or at all. For more information regarding the reasons for the separation, please see the section entitled “The Separation—Reasons for the Separation.”

Summary of Risk Factors

An investment in our common stock involves risks associated with our business, regulatory and legal matters. The following summary list of risk factors is not exhaustive. Please read carefully the risks relating to these and other matters described in the sections entitled “Risk Factors” beginning on page 26 and “Forward-Looking Statements” beginning on page 42.

Risks Relating to Our Business

•	Unfavorable economic and market conditions could affect adversely our earnings;

•	Increases in the wholesale price of natural gas could reduce our earnings, increase our working capital requirements and impact adversely our customer base;

•	Regulatory actions could impact our ability to earn a reasonable rate of return on our invested capital and to recover fully our operating costs;

•	Our risk-management policies and procedures may not be effective, and employees may violate our risk-management policies;

•	We are subject to comprehensive energy regulation by governmental agencies, and the recovery of our costs is dependent on regulatory action;

•	Our business is subject to competition that could affect negatively our results of operations;

•	Our business activities are concentrated in three states;

•	The availability of adequate natural gas pipeline transportation capacity and natural gas supply may decrease and impair our ability to meet customers’ natural gas requirements;

•	A downgrade in our credit ratings could affect negatively our cost of and ability to access capital;

•	We are subject to new and existing laws and regulations that may require significant expenditures or significant increases in operating costs or result in significant fines or penalties for noncompliance;

•	We are subject to strict regulations at many of our facilities regarding employee safety, and failure to comply with these regulations could affect adversely our financial results;

•	We are subject to environmental regulations, which could affect adversely our operations or financial results;

•	We are subject to pipeline safety and system integrity laws and regulations that may require significant expenditures, significant increases in operating costs or, in the case of non-compliance, substantial fines;

•	Climate change, carbon neutral or energy-efficiency legislation or regulations could increase our operating costs or restrict our market opportunities, negatively affecting our growth, cash flows and results of operations;

•	We are subject to physical and financial risks associated with climate change;

•	Demand for natural gas is highly weather sensitive and seasonal, and weather conditions may cause our earnings to vary from year to year;

•	We may not be able to complete necessary or desirable pipeline expansion or infrastructure development projects, which may delay or prevent us from serving our customers or expanding our business;

•	We may pursue acquisitions, divestitures and other strategic transactions, the success of which may impact negatively our results of operations, cash flows and financial condition;

•	An impairment of goodwill and long-lived assets could reduce our earnings;

•	We may be unable to access capital or our cost of capital may increase significantly;

•	Changes in federal and state fiscal, tax and monetary policy could significantly increase our costs or decrease our cash flows;

•	Federal, state and local jurisdictions may challenge our tax return positions;

•	As a result of cross-default provisions in our borrowing arrangements, we may be unable to satisfy all of our outstanding obligations in the event of a default on our part;

•	The cost of providing pension and postretirement health care benefits to eligible employees and qualified retirees is subject to changes in pension fund values and changing demographics and may increase. In addition, the passage of the Patient Protection and Affordable Care Act in 2010 could increase the cost of health care benefits for our employees. Further, the costs to us of providing such benefits and related funding requirements are subject to the continued and timely recovery of such costs through our rates;

•	Our business is subject to operational hazards and unforeseen interruptions that could affect materially and adversely our business and for which we may not be insured adequately;

•	A failure in our operational systems or cyber security attacks on any of our facilities, or those of third parties, may affect adversely our financial results;

•	Our business could be affected adversely by strikes or work stoppages by our unionized employees;

•	A shortage of skilled labor may make it difficult for us to maintain labor productivity and competitive costs, which could affect negatively operations and cash flows. Further, we may be unable to attract and retain professional and technical employees, which could adversely impact our earnings; and

•	Changes in accounting standards may adversely impact our financial condition and results of operations.

Risks Relating to the Separation

•	We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from ONEOK;

•	We are being separated from ONEOK, our parent company, and, therefore, we have no operating history as a separate, publicly-traded company;

•	We may be unable to make, on a timely basis, the changes necessary to operate as a separate, publicly-traded company, and we may experience increased costs after the separation or as a result of the distribution;

•	We will be responsible for certain contingent and other liabilities related to the existing natural gas distribution business of ONEOK, as well as a portion of any contingent corporate liabilities of ONEOK that do not relate to either the natural gas distribution business or ONEOK’s remaining businesses;

•	Third parties may seek to hold us responsible for liabilities of ONEOK that we did not assume in our agreements;

•	Our prior and continuing relationship with ONEOK exposes us to risks attributable to businesses of ONEOK;

•	Our financing arrangements will subject us to various restrictions that could limit our operating flexibility;

•	Some of our debt, including borrowings under our credit facility, could be based on variable rates of interest, which could result in higher interest expenses in the event of an increase in interest rates;

•	The ownership by our executive officers and some of our directors of shares of common stock or equity awards of ONEOK may create, or may create the appearance of, conflicts of interest;

•	If the distribution, together with certain related transactions, were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D) and other related provisions of the Code, then ONEOK and/or its shareholders could incur significant U.S. federal income tax liabilities, and we could incur significant indemnity obligations; and

•	To preserve the tax-free treatment to ONEOK and/or its shareholders of the distribution and certain related transactions, we may not be able to engage in certain transactions.

Risks Relating to our Common Stock

•	There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely;

•	Substantial sales of common stock may occur in connection with the separation, which could cause our stock price to decline;

•	Provisions in our certificate of incorporation, our bylaws, Oklahoma law and certain of the agreements into which we will enter as part of the distribution may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock; and

•	Our ability to pay dividends on our common stock will depend on our ability to generate sufficient positive earnings and cash flows.

Questions and Answers about ONE Gas and the Separation

Why am I receiving this document?	ONEOK is delivering this document to you because ONEOK’s records show that you were a holder of ONEOK common stock on the record date for the distribution of all of our shares of common stock. As such, you are entitled to receive share(s) of our common stock for each share of ONEOK common stock that you held on the record date at . No action is required for you to participate in the distribution. The distribution will take place immediately following the separation.

How will the separation of ONE Gas work?	The separation will be accomplished through the following steps:

•	the “reorganization,” which is the corporate reorganization in which ONEOK will transfer the assets and liabilities of its natural gas distribution business to ONE Gas. These assets and liabilities include accounts receivable and payable, natural gas in storage, regulatory assets and liabilities, pipeline and other natural gas distribution facilities, customer deposits, employee-related assets and liabilities including amounts attributable to pension and other postretirement benefits, tax-related assets and liabilities and other assets and liabilities associated with providing natural gas distribution service in Oklahoma, Kansas and Texas.

As part of the reorganization, (1) immediately prior to the contribution of the natural gas distribution business to ONE Gas, ONEOK will contribute to the capital of the natural gas distribution business all of the amounts outstanding on our short-term note payable to and long-term line of credit with ONEOK, (2) ONE Gas expects to receive approximately $1.2 billion of cash from the issuance of debt securities, and (3) ONE Gas expects to make a cash distribution of approximately $1.2 billion to ONEOK, followed by

•	the “distribution,” which is the distribution to ONEOK’s shareholders of all of our shares of common stock.

Why is the separation of ONE Gas structured as a distribution?	ONEOK believes that a distribution of all of the shares of our common stock to the ONEOK shareholders is a tax efficient way to separate its natural gas distribution business from the rest of its businesses in a manner that is expected to allow us to achieve our corporate business purpose while creating long-term value for ONEOK shareholders.

When will the distribution occur?	We expect that ONEOK will distribute all of the shares of our common stock on or before , , to holders of record of ONEOK common stock at the close of business on or before , , the record date.

What do shareholders need to do to participate in the distribution?	Nothing, but we urge you to read this entire Information Statement carefully because it contains important information about the separation and our company. Shareholders who hold ONEOK common stock as of the record date will not be required to take any action to receive our common stock in the distribution. No shareholder approval of the distribution is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy. You will not be required to make any payment or to surrender or exchange your shares of ONEOK common stock or take any other action to receive your shares of our common stock.

If you own ONEOK common stock as of the close of business on the record date, ONEOK, with the assistance of Wells Fargo Bank, N.A., the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Wells Fargo Bank, N.A. will mail you a book-entry account statement that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for the shares.

Following the distribution, shareholders whose shares are held in book-entry form may request that their shares of our common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Will I receive physical certificates representing shares of ONE Gas common stock following the distribution?	No. Following the distribution, neither ONEOK nor we will be issuing physical certificates representing shares of ONE Gas common stock. Instead, ONEOK, with the assistance of Wells Fargo Bank, N.A., the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Wells Fargo Bank, N.A. will mail you a book-entry account statement that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I hold shares of ONEOK common stock in ONEOK’s Direct Stock Purchase and Dividend Reinvestment Plan, Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries, Profit-Sharing Plan, Employee Stock Purchase Plan or the Employee Stock Award Program?

If you hold shares of ONEOK common stock in ONEOK’s Direct Stock Purchase and Dividend Reinvestment Plan, Employee Stock Purchase Plan or the Employee Stock Award Program, the shares of our common stock you will receive in the distribution will be deposited to your shareholder account at Wells Fargo Shareowner Services in book-entry form.

For employees who hold shares of ONEOK’s common stock in ONEOK’s Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries or the Profit-Sharing Plan, the shares of our common stock such employees are entitled to receive in the distribution will be distributed to their account under each of those plans.

Can ONEOK decide to cancel the distribution of the common stock even if all the conditions have been met?

Yes. The distribution is subject to the satisfaction or waiver of certain conditions, including receipt of certain regulatory approvals. See the section entitled “The Separation—Conditions to the Distribution.” Until the distribution date, ONEOK has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time

ONEOK’s board of directors determines that the distribution is not in the best interests of ONEOK and its shareholders or that market conditions are such that it is not advisable to separate the natural gas distribution business from ONEOK and its other businesses.

Does ONE Gas plan to pay regular dividends?	Yes. We expect to establish a dividend payout ratio target that is competitive with our natural gas utility peers. The declaration and payment of dividends by us in the future will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements, covenants associated with certain of our debt obligations, which may include maintaining certain debt to capital ratios, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors.

Will ONE Gas incur any debt in the separation?	In connection with the separation, we expect that we will receive approximately $1.2 billion of cash from the issuance of debt securities, and we expect to make a cash distribution of approximately $1.2 billion to ONEOK from the expected proceeds of these debt securities.

The amount to be paid to ONEOK and the amount, type and term of the debt securities we will issue have not yet been determined but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt securities ultimately issued could be different from the amount disclosed in this Information Statement.

Additionally, we intend to enter into a credit facility and other financing arrangements intended to support our working capital and general corporate needs and normal course of business requirements after the separation. For more information on our planned financing arrangements, please see the sections entitled “ONE Gas, Inc.—Unaudited Pro Forma Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness.”

ONEOK has informed us that the approximately $1.2 billion of cash distribution proceeds it receives from us will be used to reduce outstanding ONEOK debt and/or repurchase ONEOK shares, in each case within 18 months following the distribution.

What are the anticipated separation costs?	Prior to the separation, ONEOK expects to incur separation costs for professional services, including financial advisors, legal, accounting, information technology, human resources and other business consultants. ONEOK will not allocate these separation costs to us.

Subsequent to the separation, we will incur additional expenses as a result of being a stand-alone publicly traded company. Under the terms of the Separation and Distribution Agreement, we will be responsible for all costs and expenses that we incur as a stand-alone company after the distribution.

What are the U.S. federal income tax consequences of the distribution?	It is a condition to the distribution that ONEOK receive both the IRS Ruling from the IRS, which ruling shall not have been withdrawn, invalidated or modified in an adverse manner, and the opinion of Skadden, tax counsel to ONEOK, which opinion will rely on the continued validity of the IRS Ruling, in each case to the effect that the distribution, together with certain related transactions, will qualify as tax-free to ONEOK, us, and the ONEOK shareholders under Sections 355, 368(a)(1)(D) and other related provisions of the Code. ONEOK expects to receive the IRS Ruling and the opinion of Skadden on or prior to the distribution date. The board of directors of ONEOK reserves the right to waive these, or any other, conditions to the distribution.

A holder of ONEOK stock generally will recognize capital gain or loss with respect to cash received in lieu of fractional shares of our common stock.

Please see the sections entitled “Risk Factors—Risks Relating to the Separation—If the distribution, together with certain related transactions, were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D) and other related provisions of the Code, then ONEOK and/or its shareholders could incur significant U.S. federal income tax liabilities, and we could incur significant indemnity obligations” and “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution” for more information regarding the IRS Ruling, the tax opinion and the potential tax consequences of the distribution. Holders of ONEOK common stock should consult their tax advisors as to the particular tax consequences of the distribution to them.

What will ONE Gas’s relationship be with ONEOK following the distribution?	Before the distribution, we will enter into the Separation and Distribution Agreement and several other agreements with ONEOK to effect the separation and provide a framework for our relationships with ONEOK after the distribution. These agreements will govern the relationship among us and ONEOK subsequent to the completion of the distribution, and provide for the allocation among us and ONEOK of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the natural gas distribution business attributable to periods prior to, at and after the distribution. We cannot assure you that these agreements will be on terms as favorable to us as agreements with unaffiliated third parties might be. After the distribution, ONEOK will not own any of our stock. For additional information regarding the separation agreements please see the sections entitled “Risk Factors—Risks Relating to the Separation” and “Certain Relationships and Related-Party Transactions” included elsewhere in this Information Statement.

What if I want to sell my ONEOK common stock or my ONE Gas common stock?	You should consult with your financial advisor, such as your stockbroker, bank or tax advisor. Neither ONEOK nor ONE Gas makes any recommendations on the purchase, retention or sale of shares of ONEOK common stock or the ONE Gas common stock to be distributed.

What is “regular-way” and “ex-distribution” trading?	Beginning on or shortly before the record date and continuing up to and including the distribution date, we expect there will be two markets in ONEOK common stock: a “regular-way” market and an “ex-distribution” market. Shares of ONEOK common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock to be distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock to be distributed in the distribution, so that holders who sell shares ex-distribution will be entitled to receive shares of our common stock even though they have sold their shares of ONEOK common stock after the record date. Therefore, if you owned shares of ONEOK common stock on the record date and sell those shares on the regular-way market before the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the distribution. If you own shares of ONEOK common stock at on the record date and sell these shares in the ex-distribution market on any date up to and including the distribution date, you will still receive the shares of our common stock that you would be entitled to receive in respect of your ownership of the shares of ONEOK common stock that you sold. On the first trading following the distribution date, all shares of ONEOK will trade “ex-distribution.”

You are encouraged to consult with your financial advisor regarding the specific implications of selling your ONEOK common stock prior to or on the distribution date, and you should make sure your stockbroker, bank or other nominee understands whether you want to sell your ONEOK common stock or your entitlement to ONE Gas common stock or both pursuant to the distribution.

Where will I be able to trade shares of ONE Gas common stock?	There is not currently a public market for our common stock. We intend to apply to list our common stock on the NYSE under the ticker symbol “OGS.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

What will happen to the listing of ONEOK common stock?	Nothing. ONEOK common stock will continue to be traded on the NYSE under the symbol “OKE” following the distribution.

Will the number of ONEOK shares I own change as a result of the distribution?	No. The number of shares of ONEOK common stock you own will not change as a result of the distribution.

Will the distribution affect the market price of my ONEOK shares?	Yes. As a result of the distribution, we expect the trading price of shares of ONEOK common stock immediately following the distribution to be lower than the trading price immediately prior to the distribution because the trading price will no longer reflect the value of the natural gas distribution business. We and ONEOK anticipate that until the market has fully analyzed the value of ONEOK without the natural gas distribution business, the market price of a share of ONEOK common stock may fluctuate more than it otherwise might in the absence of the separation. In addition, although we have been advised that ONEOK believes that, over time following the distribution, the common stock of ONEOK and ONE Gas should have a higher aggregate market value, assuming the same market conditions that exist as of the date of this Information Statement, than if ONEOK were to remain under its current configuration, there can be no assurance of that, and thus the combined trading prices of a share of ONEOK common stock and ONE Gas common stock after the distribution may be equal to, greater than or less than the trading price of a share of ONEOK common stock before the distribution.

Are there risks to owning ONE Gas common stock?	Yes. Ownership of ONE Gas common stock is subject to both general and specific risks relating to our business, our capital structure, the industry in which we operate, our relationship with ONEOK and our status as a separate, publicly-traded company. Our business is also subject to risks relating to the separation. These risks are described in the section entitled “Risk Factors” beginning on page 26. We encourage you to read that section and the other information in this Information Statement carefully.

Where can I obtain more information?	Before the distribution, if you have any questions relating to the separation or ONEOK common stock, you should contact:

ONEOK, Inc.

Investor Relations Department

P.O. Box 871

Tulsa, OK 74102-0871

Tel.: 1-877-208-7318

e-mail: InvestorRelations@oneok.com

www.oneok.com

After the distribution, if you have any questions relating to the separation or our common stock, you should contact:

ONE Gas, Inc.

Tulsa, OK 74102

Tel.:

Toll-free:

Fax:

Terms of the Separation

The following is a summary of the material terms of the separation, distribution and other related transactions.

Distributing company	ONEOK, Inc.

Distributed company	ONE Gas, Inc., an Oklahoma corporation and a wholly owned subsidiary of ONEOK that will own the assets, and be responsible for the liabilities, of ONEOK’s natural gas distribution business. After the distribution, ONE Gas will be a separate, publicly traded company.

Distribution ratio	Each holder of ONEOK common stock will receive share(s) of our common stock for each share of ONEOK common stock held on the record date. Cash will be distributed in lieu of fractional shares, as described below.

Distributed securities	All of the shares of ONE Gas common stock owned by ONEOK, which will be all of our common stock outstanding immediately prior to the distribution, will be distributed pro rata to ONEOK’s shareholders. Based on approximately shares of ONEOK common stock outstanding on , and the distribution ratio of share(s) of ONE Gas common stock for each share of ONEOK common stock, approximately shares of our common stock will be distributed to ONEOK shareholders. The number of our shares that ONEOK will distribute to its shareholders will be reduced to the extent of the cash payments to be made for fractional shares of our common stock.

Fractional shares	ONEOK will not distribute any fractional shares of our common stock to its shareholders. Instead, Wells Fargo Bank, N.A., the distribution agent, will aggregate fractional shares into whole shares, sell on behalf of ONEOK shareholders the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder of ONEOK common stock who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders as described in the section entitled “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution.”

Record date	The record date for the distribution is the close of business on , .

Distribution date	The distribution will take place on or before , .

Distribution

On the distribution date, ONEOK, with the assistance of Wells Fargo Bank, N.A., the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of ONEOK common stock or take any other action to receive your shares of our common stock.

If you sell shares of ONEOK common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of ONE Gas common stock in the distribution.

Registered shareholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, shareholders may request that their shares of ONE Gas common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge. Beneficial shareholders that hold shares through a brokerage firm will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution	The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by ONEOK of the following conditions, among other conditions described in this Information Statement:

•	the SEC shall have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect, and this Information Statement shall have been mailed to the holders of ONEOK’s common stock;

•	ONEOK shall have received a surplus and solvency opinion from a nationally recognized valuation firm, in form and substance satisfactory to ONEOK, with respect to whether ONEOK should have adequate surplus to declare the distribution dividend and that, following the separation and distribution, each of ONEOK and ONE Gas should be solvent and adequately capitalized;

•	all required federal, state and municipal approvals (including approval of the Kansas Corporation Commission) and consents necessary to consummate the separation and distribution shall have been received;

•	we shall have received approximately $1.2 billion of cash from the issuance of debt securities and shall have made a cash distribution of approximately $1.2 billion to ONEOK;

•

ONEOK shall have received the IRS Ruling, which ruling shall not have been withdrawn, invalidated or modified in an adverse manner, and the opinion of Skadden, tax counsel to ONEOK, which opinion will rely on the continued validity of the IRS Ruling, in each case to the effect that the distribution, together with certain related transactions, will qualify as tax-free to ONEOK, us, and the ONEOK shareholders under Sections 355, 368(a)(1)(D) and other related provisions of the Code;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the debt financing and the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement shall be in effect; and

•	the board of directors of ONEOK shall have approved the distribution, which approval may be given or withheld in its absolute and sole discretion.

The fulfillment of these conditions does not create any obligation on ONEOK’s part to effect the distribution, and the ONEOK board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. ONEOK has the right not to complete the distribution if, at any time, the ONEOK board of directors determines, in its sole discretion, that the distribution is not in the best interests of ONEOK or its shareholders or that market conditions are such that it is not advisable to separate the natural gas distribution business from ONEOK.

Stock exchange listing	We intend to file an application to list our shares of common stock on the NYSE under the ticker symbol “OGS.” We anticipate that, on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and through the distribution date. For additional information, see the section entitled “The Separation—Trading Between the Record Date and Through the Distribution Date.”

Transfer agent	Wells Fargo Bank, N.A.

Address:

Tel.:

ONE Gas debt	At September 30, 2013, we had $342.4 million payable on a short-term note payable to ONEOK and $1.0 billion payable on our long-term line of credit with ONEOK. As part of the reorganization, immediately prior to the contribution of the natural gas distribution business to ONE Gas, ONEOK will contribute to the capital of the natural gas distribution business all of the amounts outstanding on our short-term note payable to and line of credit with ONEOK.

In connection with the separation, we expect that we will receive approximately $1.2 billion of cash from the issuance of debt securities. We expect to make a cash distribution of approximately $1.2 billion to ONEOK from the expected proceeds of these debt securities.

The amount to be paid to ONEOK and the amount, type and term of the debt securities we will issue have not yet been determined but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt securities ultimately issued could be different from the amount disclosed in this Information Statement.

Additionally, we intend to enter into a credit facility and other financing arrangements intended to support our working capital and general corporate needs and normal course of business requirements after the separation.

ONEOK has informed us that the approximately $1.2 billion of cash distribution proceeds it receives from us will be used to reduce outstanding ONEOK debt and/or repurchase ONEOK shares, in each case within 18 months following the distribution.

For more information on our planned financing arrangements, please see the sections entitled “ONE Gas, Inc.—Unaudited Pro Forma Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Material Indebtedness.”

Risks relating to ownership of our common stock and the distribution	Ownership of ONE Gas common stock is subject to both general and specific risks relating to our business, our capital structure, the industry in which we operate, our relationships with ONEOK and our status as a separate, publicly-traded company. Our business is also subject to risks relating to the separation. You should read carefully the section entitled “Risk Factors” beginning on page 26 in this Information Statement, as well as the other information contained in this Information Statement.

Tax consequences	It is a condition to the distribution that ONEOK receive both the IRS Ruling, which ruling shall not have been withdrawn, invalidated or modified in an adverse manner, and the opinion of Skadden, tax counsel to ONEOK, which opinion will rely on the continued validity of the IRS Ruling, in each case to the effect that the distribution, together with certain related transactions, will qualify as tax-free to ONEOK, ONE Gas and ONEOK shareholders. ONEOK expects to receive the IRS Ruling and the opinion of Skadden on or prior to the distribution date.

A holder of ONEOK stock generally will recognize capital gain or loss with respect to cash received in lieu of fractional shares of our common stock.

Please see the sections entitled “Risk Factors—Risks Relating to the Separation—If the distribution, together with certain related transactions, were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D) and other related provisions of the Code, then ONEOK and/or its shareholders could incur significant U.S. federal income tax liabilities, and we could incur significant indemnity obligations” and “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution” for more information regarding the IRS Ruling, the tax opinion and the potential tax consequences of the distribution. Holders of ONEOK common stock should consult their tax advisors as to the particular tax consequences of the distribution to them.

Certain agreements with ONEOK	Before the distribution, we will enter into the Separation and Distribution Agreement and several other agreements with ONEOK to effect the distribution and provide a framework for our relationship with ONEOK after the distribution. These agreements will govern the relationship among us and ONEOK subsequent to the completion of the distribution and provide for the allocation among us and ONEOK of assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the natural gas distribution business attributable to periods prior to, at and after the distribution. We cannot assure you that these agreements will be on terms as favorable to us as agreements with unaffiliated third parties might be. For a discussion of these arrangements, see the sections entitled “Risk Factors—Risks Relating to the Separation” and “Certain Relationships and Related-Party Transactions.”

Summary Selected Historical and Unaudited Pro Forma Financial Data

The following table sets forth the summary selected historical financial data for the periods indicated below. The summary selected historical unaudited financial data for the nine months ended September 30, 2013 and 2012, and balance sheet data as of September 30, 2013, have been derived from ONE Gas Predecessor’s unaudited financial statements included elsewhere in this Information Statement. Our Predecessor consists of the business attributable to ONEOK’s Natural Gas Distribution segment that will be transferred to us in connection with the separation. The unaudited financial statements have been prepared on the same basis as the Predecessor’s audited financial statements, and include all normal recurring adjustments that, in the opinion of management, are necessary to present fairly the financial condition and results of operations for such periods. The results of operations for the nine months ended September 30, 2013, presented below are not necessarily indicative of results for the entire fiscal year. The summary selected historical financial data as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010, have been derived from our Predecessor’s audited historical financial statements included elsewhere in this Information Statement. The summary selected historical financial data as of September 30, 2012, and December 31, 2010, have been derived from the unaudited accounting records of our Predecessor, which are not included in this Information Statement. The historical financial statements included in this Information Statement may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

The selected unaudited pro forma financial data presented in the following table as of and for the nine months ended September 30, 2013, and the year ended December 31, 2012, are derived from the unaudited pro forma financial data included elsewhere in this Information Statement. The unaudited pro forma balance sheet data gives effect to the separation as if it had occurred on September 30, 2013. The unaudited pro forma statements of income data give effect to the separation as if it had occurred on January 1, 2012. The unaudited pro forma financial data are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The following selected historical and unaudited pro forma financial data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related-Party Transactions—Agreements with ONEOK” and the financial statements and related notes included elsewhere in this Information Statement

	ONE Gas Predecessor Historical					ONE Gas Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2013	2012	2013	2012
	(Millions of dollars)
Statement of income data:
Revenues	$1,376.6	$1,621.3	$1,817.4	$1,167.3	$943.9	$1,167.3	$1,376.6
Net margin	756.4	751.8	754.9	589.4	545.8	589.4	756.4
Operating costs	410.5	419.9	398.3	334.0	310.8	334.0	410.5
Depreciation and amortization	130.2	132.2	131.0	100.1	97.5	100.1	130.2
Operating income	215.7	199.7	225.6	155.3	137.5	155.3	215.7
Interest expense	(60.8)	(54.1)	(52.3)	(45.7)	(45.3)	(41.1)	(54.7)
Income taxes	(59.9)	(56.0)	(67.1)	(42.7)	(35.7)	(44.5)	(62.2)
Net income	96.5	86.8	106.4	68.9	57.9	71.7	100.3
Earnings per share*:
Basic
Diluted

	December 31,			September 30,		September 30,
	2012	2011	2010	2013		2013
	(Millions of dollars)
Balance sheet data:
Total assets	$3,491.3	$3,285.5	$3,095.1	$3,572.1		$3,941.7
Long-term line of credit with ONEOK	1,027.6	912.4	756.4	1,027.6		—
Long-term debt, including current maturities	1.5	1.9	2.2	1.5		1,201.5

	Years Ended December 31,			Nine Months Ended September 30,
	2012	2011	2010	2013	2012
	(Millions of dollars)
Statement of cash flows data:
Cash flows provided by operating activities	$196.6	$192.8	$233.4	$176.1	$224.2
Cash flows used in investing activities	(270.6)	(240.8)	(217.5)	(205.3)	(199.8)
Cash flows provided by (used in) financing activities	73.5	50.5	(17.6)	27.9	(26.2)

*

Historical earnings per share are not presented because we did not have common stock that was part of our capital structure for the periods presented. The calculation of pro forma basic net income per share is calculated by dividing the pro forma net income by the weighted average number of shares of ONEOK common stock outstanding for the periods indicated, adjusted for an assumed distribution ratio of shares of our common stock for each share of ONEOK common stock outstanding. The calculation of pro forma diluted net income per share is calculated by dividing the pro forma net income by the weighted average number of shares of ONEOK common stock outstanding and diluted shares of common stock outstanding for the periods indicated, adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from share-based awards subsequently transferred to or granted by ONE Gas.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this Information Statement. The risk factors generally have been separated into three groups: (1) risks relating to our business, (2) risks relating to the separation, and (3) risks relating to ownership of our common stock. Based on the information currently known to us, the following information identifies the material risk factors affecting our company in each of these categories of risks. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Risks Relating to Our Business

Unfavorable economic and market conditions could affect adversely our earnings.

Weakening economic activity in our markets could result in a loss of existing customers, fewer new customers, especially in newly constructed homes or a decline in energy consumption, any of which could affect adversely our revenues or restrict our future growth. It may become more difficult for customers to pay their natural gas bills, leading to slow collections and higher-than-normal levels of accounts receivable which in turn could increase our financing requirements and bad debt expense. The foregoing could affect negatively our business, financial condition, results of operations and cash flows.

Increases in the wholesale price of natural gas could reduce our earnings, increase our working capital requirements and impact adversely our customer base.

The supply and demand balance in natural gas markets could cause an increase in the price of natural gas. Recently, the increased production in the U.S. of natural gas from shale formations has put downward pressure on the wholesale cost of natural gas; however, restrictions or regulations on shale natural gas production, increased demand from natural gas fueled electric power generation or natural gas exports could cause natural gas prices to increase. Additionally, the CFTC under the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act has regulatory authority of the over-the-counter derivatives markets. Regulations affecting derivatives could increase the price of our natural gas supply.

An increase in the price of natural gas could cause us to experience a significant increase in short-term debt because we must pay suppliers for natural gas when purchased, which can be significantly in advance of when such costs may be recovered through the collection of customer bills, which could adversely affect our financial condition and cash flows.

Further, the volatility of natural gas prices may impact negatively our customers’ perception of natural gas. Natural gas costs are passed through to the customers of our LDCs based on the actual cost of the natural gas purchased by the particular LDC. Substantial fluctuations in natural gas prices can occur from year to year and sustained periods of high natural gas prices or of pronounced natural gas price volatility may lead to customers selecting other energy alternatives, such as electricity, and to increased scrutiny of the prudency of our natural gas procurement strategies and practices by our regulators. It may also cause new home developers, builders and new customers to select alternative sources of energy. Additionally, high natural gas prices may cause customers to conserve more and may also impact adversely our accounts receivable collections, resulting in higher bad-debt expense. The occurrence of any of the foregoing could affect adversely our business, financial condition, results of operations and cash flows, as well as our future growth opportunities.

In addition, customer demand for natural gas may decrease due to technological advancements that increase the efficiency of and decrease energy consumption of devices and equipment powered by natural gas.

Regulatory actions could impact our ability to earn a reasonable rate of return on our invested capital and to recover fully our operating costs.

We are subject to regulation by the OCC, KCC, RRC and various municipalities in Texas. These agencies set the rates that we charge our customers for our services. There can be no assurance that we will be able to obtain rate increases or that our authorized rates of return will continue at the current levels. We monitor the rates of return we achieve compared with our allowed rates of return and initiate general and specific rate proceedings as needed. If a regulatory agency were to prohibit us from setting rates that allow for the timely recovery of our costs and a reasonable return by significantly lowering our allowed return or negatively altering our cost allocation, rate design or other tariff provisions, modifying or eliminating cost trackers, prohibiting recovery of regulatory assets or disallowing portions of our expenses, then our earnings could be impacted negatively. Rate cases also involve a risk of rate reduction, because once rates have been filed, they are still subject to challenge for their reasonableness by various interveners.

Further, accounting principles that govern our company permit certain assets that result from the regulatory process to be recorded on our balance sheets that could not be recorded under GAAP for nonregulated entities. We consider factors such as rate orders from regulators, previous rate orders for substantially similar costs, written approval from the regulators and analysis of recoverability from internal and external legal counsel to determine the probability of future recovery of these assets. If we determine future recovery is no longer probable, we would be required to write off the regulatory assets at that time, which would also affect negatively our results of operations. Regulatory authorities also review whether our natural gas costs are prudent and can adjust the amount of our natural gas costs that we pass through to our customers. If any of our natural gas costs were disallowed, our results of operations would also be affected negatively.

In the normal course of business in the regulatory environment, assets are placed in service before regulatory action is taken, such as filing a rate case or for interim recovery under a capital tracking mechanism that could result in an adjustment of our returns. Once we make a regulatory filing, regulatory bodies have the authority to suspend implementation of the new rates while studying the filing. Because of this process, we may suffer the negative financial effects of having placed in service assets that do not initially earn our authorized rate of return or may not be allowed recovery on such expenditures at all.

The profitability of our operations is dependent on our ability to recover timely the costs related to providing natural gas service to our customers. However, we are unable to predict the impact that new regulatory requirements will have on our operating expenses or the level of capital expenditures and we can not assure you that our regulators will continue to allow recovery of such expenditures in the future. Changes in the regulatory environment applicable to our business could impair our ability to recover costs absorbed historically by our customers, and impact negatively our results of operations, financial condition and cash flows.

Our risk-management policies and procedures may not be effective, and employees may violate our risk-management policies.

We expect to develop and implement a set of policies and procedures that involve both our senior management and the Audit Committee of our Board of Directors to assist us in managing risks associated with our business. These risk policies and procedures are intended to align strategies, processes, people, information technology and business knowledge so that risk is managed throughout the organization. However, as conditions change and become more complex, current risk measures may fail to assess adequately the relevant risk due to changes in the market and the presence of risks previously unknown to us. Additionally, if employees fail to adhere to our policies and procedures or if our policies and procedures are not effective, potentially because of future conditions or risks outside of our control, we may be exposed to greater risk than we had intended. Ineffective risk-management policies and procedures or violation of risk-management policies and procedures could have an adverse effect on our earnings, financial condition and cash flows.

We are subject to comprehensive energy regulation by governmental agencies, and the recovery of our costs is dependent on regulatory action.

We are subject to comprehensive regulation by several state and municipal utility regulatory agencies, which significantly influences our operating environment and our ability to recover our costs from utility customers. The utility regulatory authorities in Oklahoma, Kansas and Texas regulate many aspects of our utility operations, including organization, financing, affiliate transactions, customer service and the rates that we can charge customers. The profitability of our operations is dependent on our ability to pass through costs related to providing natural gas to our customers by filing periodic rate cases. The regulatory environment applicable to our operations could impair our ability to recover costs historically absorbed by our customers.

We are unable to predict the impact that the future regulatory activities of these agencies will have on our operations. Changes in regulations or the imposition of additional regulations could have an adverse impact on our business, financial condition and results of operations. Further, the results of our operations could be impacted negatively if our authorized cost-recovery mechanisms do not function as anticipated.

Our business is subject to competition that could affect negatively our results of operations.

The natural gas distribution business is competitive, and we face competition from other companies that supply energy, including electric companies, propane dealers, renewable energy providers and coal companies in relation to sources of energy for electric power plants, as well as nuclear energy. Significant competitive factors include efficiency, quality and reliability of the services we provide and price.

The most significant product competition occurs between natural gas and electricity in the residential and small commercial markets. Natural gas competes with electricity for water and space heating, cooking, clothes drying and other general energy needs. Increases in the price of natural gas or decreases in the price of other energy sources could negatively impact our competitive position by decreasing the price benefits of natural gas to the consumer. Customers and builders typically make the decision on the type of equipment at initial installation and use the chosen energy source for the life of the equipment. Changes in the competitive position of natural gas relative to electricity and other energy products have the potential to cause a decline in consumption or in the number of natural gas customers.

Consumer conservation efforts, higher natural gas costs or decreases in the price of other energy sources may also allow competition from alternative energy sources for applications that have traditionally used natural gas, encouraging some customers to move away from natural gas-fired equipment to equipment fueled by other energy sources. Competition between natural gas and other forms of energy is also based on efficiency, performance, reliability, safety and other non-price factors. Technological improvements in other energy sources and events that impair the public perception of the non-price attributes of natural gas could erode our competitive advantage. These factors in turn could decrease the demand for natural gas, impair our ability to attract new customers, and cause existing customers to switch to other forms of energy or to bypass our systems in favor of alternative competitive sources. This could result in slow or no customer growth and could cause customers to reduce or cease using our product, thereby reducing our ability to make capital expenditures and otherwise grow our business and affecting adversely our financial condition, results of operations and cash flows.

Our business activities are concentrated in three states.

We provide natural gas distribution services to customers in Oklahoma, Kansas and Texas. Changes in the regional economies, politics, regulations and weather patterns of these states could negatively impact the growth opportunities available to us and the usage patterns and financial condition of our customers. This could affect adversely our financial condition, results of operations and cash flows.

The availability of adequate natural gas pipeline transportation capacity and natural gas supply may decrease and impair our ability to meet customers’ natural gas requirements.

In order to meet customers’ natural gas demands, we must obtain sufficient natural gas supplies, pipeline capacity and storage capacity. If we are unable to obtain these, our ability to meet our customers’ natural gas requirements could be impaired and our financial condition and results of operations may be impacted adversely. A significant disruption to or reduction in that natural gas supply or pipeline capacity due to events including, but not limited to operational failures or disruptions, hurricanes, tornadoes, floods, freeze off of natural gas wells, terrorist or cyber-attacks or other acts of war, or legislative or regulatory actions, could reduce our normal supply of natural gas and thereby reduce our earnings.

A downgrade in our credit ratings could affect negatively our cost of and ability to access capital.

Our ability to obtain adequate and cost effective financing depends in part on our credit ratings. A negative change in our ratings outlook by our rating agencies could affect adversely our costs of borrowing and/or access to sources of liquidity and capital. Such a downgrade could further limit our access to public and private credit markets and increase the costs of borrowing under available credit lines. Should our credit ratings be downgraded, it could limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions. An increase in borrowing costs without the ability to recover these higher costs in the rates charged to our customers could affect adversely our results of operations and cash flows by limiting our ability to earn our allowed rate of return.

We are subject to new and existing laws and regulations that may require significant expenditures or significant increases in operating costs or result in significant fines or penalties for noncompliance.

Our business and operations are subject to regulation by a number of agencies, including the FERC, the DOT, OSHA, the EPA, the CFTC and various regulatory agencies in Oklahoma, Kansas and Texas, and we are subject to numerous federal and state laws and regulations. Future changes to laws, regulations and policies may impair our ability to compete for business or to recover costs and may increase the cost of operations. Furthermore, because the language in some laws and regulations is not prescriptive, there is a risk that our interpretation of these laws and regulations may not be consistent with expectations of regulators. Any compliance failure related to these laws and regulations may result in fines, penalties or injunctive measures affecting operating assets. For example, under the Energy Policy Act of 2005, the FERC has civil penalty authority under the Natural Gas Act to impose penalties for current violations of up to $1 million per day for each violation. In addition, as the regulatory environment for our industry increases in complexity, the risk of inadvertent noncompliance could also increase. Our failure to comply with applicable regulations could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to strict regulations at many of our facilities regarding employee safety, and failure to comply with these regulations could affect adversely our financial results.

The workplaces associated with our facilities are subject to the requirements of OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. The failure to comply with OSHA and state requirements or general industry standards, including keeping adequate records or preventing occupational exposure to regulated substances, could expose us to civil or criminal liability, enforcement actions, and regulatory fines and penalties and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are subject to environmental regulations, which could affect adversely our operations or financial results.

We are subject to laws, regulations and other legal requirements enacted or adopted by federal, state and local governmental authorities relating to protection of the environment and health and safety matters, including those legal requirements that govern discharges of substances into the air and water, the management and disposal of hazardous substances and waste, the clean-up of contaminated sites, groundwater quality and availability, plant and wildlife protection, as well as work practices related to employee health and safety. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. The failure to comply with these laws, regulations and other requirements could expose us to civil or criminal liability, enforcement actions and regulatory fines and penalties and could have a material adverse effect on our business, financial condition, results of operations and cash flow. We also own or retain certain liability for the environmental conditions at 12 former manufactured natural gas sites in Kansas, and expenses related to these sites could affect negatively our business, results of operations and cash flows. For additional information, see Note 9 of the Notes to Financial Statements in the Annual Audited Financial Statements included elsewhere in this Information Statement.

We are subject to pipeline safety and system integrity laws and regulations that may require significant expenditures, significant increases in operating costs or, in the case of non-compliance, substantial fines.

We are subject to the Pipeline Safety Improvement Act of 2002, which requires companies like us that operate high-pressure pipelines to perform integrity assessments on pipeline segments that pass through densely populated areas or near specifically designated high-consequence areas. Further, the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011 increased the maximum penalties for violating federal pipeline safety regulations and directed the DOT and Secretary of Transportation to conduct further review or studies on issues that may or may not be material to us. Compliance with existing or new laws and regulations may result in increased capital, operating and other costs which may not be recoverable in rates from our customers or may impact materially our competitive position relative to other energy providers. Failure to comply with such laws and regulations may result in fines, penalties, or injunctive measures that would not be recoverable from customers in rates and could result in a material adverse effect on our financial condition, results of operations and cash flows. The failure to comply with these laws, regulations and other requirements could expose us to civil or criminal liability, enforcement actions, and regulatory fines and penalties and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Climate change, carbon neutral or energy-efficiency legislation or regulations could increase our operating costs or restrict our market opportunities, negatively affecting our growth, cash flows and results of operations.

The federal and/or state governments may enact legislation or regulations that attempt to control or limit the causes of climate change, including greenhouse gas emissions such as carbon dioxide. Such laws or regulations could impose costs tied to carbon emissions, operational requirements or restrictions, or additional charges to fund energy efficiency activities. They could also provide a cost advantage to alternative energy sources, impose costs or restrictions on end users of natural gas, or result in other costs or requirements, such as costs associated with the adoption of new infrastructure and technology to respond to new mandates. The focus on climate change could negatively impact the reputation of fossil fuel products or services. The occurrence of the foregoing events could put upward pressure on the cost of natural gas relative to other energy sources, increase our costs and the prices we charge to customers, reduce the demand for natural gas, and impact the competitive position of natural gas and the ability to serve new or existing customers, affecting negatively our business, results of operations and cash flows.

We are subject to physical and financial risks associated with climate change.

There is a growing belief that emissions of greenhouse gases may be linked to global climate change. Climate change creates physical and financial risk. Our customers’ energy needs vary with weather conditions, primarily temperature and humidity. For residential customers, heating and cooling represent their largest energy use. To the extent weather conditions may be affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of any changes. A decrease in energy use due to weather changes may affect our financial condition through decreased revenues and cash flows. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions. Weather conditions outside of our operating territory could also have an impact on our revenues and cash flows by affecting natural gas prices. Severe weather impacts our operating territories primarily through thunderstorms, tornados and snow or ice storms. To the extent the frequency of extreme weather events increases, this could increase our cost of providing service. We may not be able to pass on the higher costs to our customers or recover all the costs related to mitigating these physical risks. To the extent financial markets view climate change and emissions of greenhouse gases as a financial risk, this could affect negatively our ability to access capital markets or cause us to receive less favorable terms and conditions in future financings. Our business could be affected by the potential for lawsuits related to or against greenhouse gas emitters based on the claimed connection between greenhouse gas emissions and climate change, which could negatively impact our business, results of operations and cash flows.

Demand for natural gas is highly weather sensitive and seasonal, and weather conditions may cause our earnings to vary from year to year.

Our earnings can vary from year to year, depending in part on weather conditions, which directly influence the volume of natural gas delivered to customers. Natural gas sales to residential and commercial customers are seasonal, as a substantial portion of their natural gas requirements are for heating during the winter months. Warmer-than-normal weather can reduce our utility margins as customer consumption declines. We have implemented weather normalization mechanisms in Oklahoma, Kansas and portions of Texas, which are designed to limit our earnings sensitivity to weather. These weather-normalization adjustments, or WNA, allow us to increase customer billings to offset lower natural gas usage when weather is warmer than normal and decrease customer billings to offset higher natural gas usage when weather is colder than normal. If our rates and tariffs are modified to curtail such weather protection programs, then we would be exposed to additional risk associated with weather. As a result of occurrence of the foregoing, our results of operations and cash flows could vary and be impacted negatively.

We may not be able to complete necessary or desirable pipeline expansion or infrastructure development projects, which may delay or prevent us from serving our customers or expanding our business.

In order to serve new customers or expand our service to existing customers, we may need to maintain, expand or upgrade our distribution and/or transmission infrastructure, including laying new distribution lines. Various factors may prevent or delay us from completing such projects or make completion more costly, such as the inability to obtain required approval from local, state and/or federal regulatory and governmental bodies, public opposition to the project, inability to obtain adequate financing, competition for labor and materials, construction delays, cost overruns, and inability to negotiate acceptable agreements relating to construction or other material components of an infrastructure development project. As a result, we may not be able to serve adequately existing customers or support customer growth, which would impact negatively our business, stakeholder perception, financial condition, results of operations and cash flows.

We may pursue acquisitions, divestitures and other strategic transactions, the success of which may impact negatively our results of operations, cash flows and financial condition.

As part of our strategic objectives, we may pursue acquisitions to complement or expand our business, as well as divestures and other transactions. We may not be able to successfully negotiate, finance or receive regulatory approval for future acquisitions or integrate the acquired businesses with our existing business and services. Future acquisitions could result in potentially dilutive issuances of equity securities, a decrease in our liquidity as a result of our using a significant portion of our available cash or borrowing capacity to finance the acquisition, the incurrence of debt, contingent liabilities and amortization expenses and substantial goodwill. We may be affected materially and adversely if we are unable to integrate successfully businesses that we acquire.

An impairment of goodwill and long-lived assets could reduce our earnings.

At September 30, 2013, we had $158.0 million of goodwill recorded on our balance sheet. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. GAAP requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that impairment is indicated, we would be required to take an immediate non-cash charge to earnings with a correlative effect on our equity and balance sheet leverage as measured by debt to total capitalization, which could impact adversely our financial condition and results of operations.

We may be unable to access capital or our cost of capital may increase significantly.

Our ability to obtain adequate and cost effective financing is dependent upon the liquidity of the financial markets, in addition to our credit ratings. Disruptions in the capital and credit markets could adversely affect our ability to access short-term and long-term capital. Our access to funds under our credit facility will be dependent on the ability of the participating banks to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity. Disruptions and volatility in the global credit markets could cause the interest rate we pay on our credit facility, which we expect will be based on the London Interbank Offered Rate (“LIBOR”), to increase, could result in higher interest rates on future financings, and could impact the liquidity of the lenders under our credit facility, potentially impairing their ability to meet their funding commitments to us. Disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital needed for our business. The inability to access adequate capital or an increase in the cost of capital may require us to conserve cash, prevent or delay us from making capital expenditures, and require us to reduce or eliminate our dividend or other discretionary uses of cash. A significant reduction in our liquidity could cause a negative change in our ratings outlook or even a reduction in our credit ratings. This could in turn further limit our access to credit markets and increase our costs of borrowing.

Changes in federal and state fiscal, tax and monetary policy could significantly increase our costs or decrease our cash flows.

Changes in federal and state fiscal, tax and monetary policy may result in increased taxes, interest rates, and inflationary pressures on the costs of goods, services and labor. This could increase our expenses and capital spending and decrease our cash flows if we are not able to recover or recover timely such increased costs from our customers. This series of events may increase our rates to customers and thus may impact negatively customer billings and customer growth. Changes in tax rules could affect negatively our cash flows. Any of these events may cause us to increase debt, conserve cash, affect negatively our ability to make capital expenditures to grow the business or other discretionary uses of cash, and could negatively affect our cash flows.

Federal, state and local jurisdictions may challenge our tax return positions.

The preparation of our federal and state tax return filings may require significant judgments, use of estimates and the interpretation and application of complex tax laws. Significant judgment is also required in assessing the timing and amounts of deductible and taxable items. Despite management’s expectation that our tax return positions will be fully supportable, certain positions may be challenged successfully by federal, state and local jurisdictions.

As a result of cross-default provisions in our borrowing arrangements, we may be unable to satisfy all of our outstanding obligations in the event of a default on our part.

The terms of our debt agreements are expected to contain cross-default provisions which provide that we will be in default under such agreements in the event of certain defaults under other debt agreements. Accordingly, should an event of default occur under any of those agreements, we would face the prospect of being in default under all of our debt agreements, obliged in such instance to satisfy all of our outstanding indebtedness simultaneously. In such an event, we may not be able to obtain alternative financing or, if we are able to obtain such financing, we may not be able to obtain it on terms acceptable to us, which would affect negatively our ability to implement our business plan, have flexibility in planning for, or reacting to, changes in our business, make capital expenditures and finance our operations.

The cost of providing pension and postretirement health care benefits to eligible employees and qualified retirees is subject to changes in pension fund values and changing demographics and may increase. In addition, the passage of the Patient Protection and Affordable Care Act in 2010 could increase the cost of health care benefits for our employees. Further, the costs to us of providing such benefits and related funding requirements are subject to the continued and timely recovery of such costs through our rates.

Liabilities related to employee and retiree benefit plans generally will be assigned based on the individual’s last employment, so each individual who (1) retired from ONEOK while providing service to the natural gas distribution segment, (2) is currently associated with the natural gas distribution business or (3) will be assigned to ONE Gas following the separation will have his or her benefit plan liabilities assigned to ONE Gas.

Employee and retiree benefit liabilities relating to all other personnel not meeting one of the three criteria above will remain the liability of ONEOK. Assets in the benefit plans are expected to be assigned in accordance with the applicable rules and regulations associated with the division of a single plan into separate plans. We expect to have defined benefit pension plans and postretirement welfare plans for certain employees. Following the separation and assignment of plan participants, our defined benefit plans are expected to be closed to new participants, and our post-retirement welfare plans are expected only to subsidize costs for providing postretirement medical benefits for certain participants. The cost of providing these benefits to eligible current and former employees is subject to changes in the market value of our pension and postretirement benefit plan assets, changing demographics, including longer life expectancy of plan participants and their beneficiaries and changes in health care costs.

Any sustained declines in equity markets and reductions in bond yields may have a material adverse effect on the value of our pension and postretirement benefit plan assets. In these circumstances, additional cash contributions to our pension and postretirement benefit plans may be required, which could have a material adverse impact on our financial condition and cash flows.

In addition, the costs of providing health care benefits to our employees could increase over the next five to ten years due in large part to the Pension Protection and Affordable Care Act of 2010. The future costs of compliance with its provisions are difficult to measure at this time. Also, our costs of providing such benefits and related funding requirements could also increase materially in the future, depending on the timing of the recovery, if any, of such costs through our rates, which could impact adversely our financial condition and cash flows.

Our business is subject to operational hazards and unforeseen interruptions that could affect materially and adversely our business and for which we may not be insured adequately.

We are subject to all of the risks and hazards typically associated with the natural gas distribution business. Operating risks include but are not limited to leaks, pipeline ruptures and the breakdown or failure of equipment or processes. Other operational hazards and unforeseen interruptions include adverse weather conditions, accidents, explosions, fires, the collision of equipment with our pipeline facilities (for example, this may occur if a third party were to perform excavation or construction work near our facilities) and catastrophic events such as tornados, hurricanes, earthquakes, floods or other similar events beyond our control. It is also possible that our facilities could be direct targets or indirect casualties of an act of terrorism, including cyber attacks. A casualty occurrence might result in injury or loss of life, extensive property damage or environmental damage. The location of pipeline facilities near populated areas, including residential areas, commercial business centers and industrial gathering places, could increase the level of damages resulting from these risks. Liabilities incurred and interruptions to the operations of our pipelines or other facilities caused by such an event could reduce revenues generated by us and increase expenses, which could have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, our regulators may not allow us to recover part or all of the increased cost related to the foregoing events from our customers, which would affect negatively our earnings.

While we have general liability and property insurance currently in place in amounts that we consider appropriate based on our assessment of business risk and best practices in our industry and in general business, such policies are subject to certain limits and deductibles. Further, we are not fully insured against all risks inherent in our business. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Consequently, we may not be able to renew existing insurance policies or purchase other desirable insurance on commercially reasonable terms, if at all.

The insurance proceeds received for any loss of, or any damage to, any of our facilities or to third parties may not be sufficient to restore the total loss or damage. Further, the proceeds of any such insurance may not be paid in a timely manner. The occurrence of any of the foregoing could have a material adverse effect on our financial condition, results of operations and cash flows.

A failure in our operational systems or cyber security attacks on any of our facilities, or those of third parties, may affect adversely our financial results.

Our business will be dependent upon our operational systems to process a large amount of data and complex transactions. If any of our financial, operational or other data processing systems fail or have other significant shortcomings, our financial results could be affected adversely. Our financial results could also be affected adversely if an employee causes our operational systems to fail, either as a result of inadvertent error or by deliberately tampering with or manipulating our operational systems. In addition, dependence upon automated systems may further increase the risk that operational system flaws, employee tampering or manipulation of those systems will result in losses that are difficult to detect.

Due to increased technology advances, we have become more reliant on technology to help increase efficiency in our business. We use computer programs to help run our financial and operations organizations, and this may subject our business to increased risks. Any future cyber security attacks that affect our distribution facilities, our customers or any financial data could have a material adverse effect on our businesses. In addition, cyber attacks on our customer and employee data may result in a financial loss and may impact negatively our reputation. Third-party systems on which we rely could also suffer operational system failure.

The foregoing events could affect adversely our business reputation, diminish customer confidence, disrupt operations, subject us to financial liability or increased regulation, increase our costs and expose us to material legal claims and liability, and our business, financial condition and results of operations could be affected adversely.

Our business could be affected adversely by strikes or work stoppages by our unionized employees.

Immediately following the separation, we expect that approximately 700 of the estimated 3,100 employees who will be working for us will be represented by collective-bargaining units under collective-bargaining agreements. We are involved periodically in discussions with collective-bargaining units representing some of our employees to negotiate or renegotiate labor agreements. We cannot predict the results of these negotiations, including whether any failure to reach new agreements will have a negative effect on our business, financial condition and results of operations or whether we will be able to reach any agreement with the collective-bargaining units. Any failure to reach agreement on new labor contracts might result in a work stoppage. Any future work stoppage could, depending on the operations and the length of the work stoppage, have a material adverse effect on our financial condition and results of operations.

A shortage of skilled labor may make it difficult for us to maintain labor productivity and competitive costs, which could affect negatively operations and cash flows. Further, we may be unable to attract and retain professional and technical employees, which could adversely impact our earnings.

Our operations require skilled and experienced workers with proficiency in multiple tasks. In recent years, a shortage of workers trained in various skills associated with the natural gas distribution business has caused us to conduct certain operations without full staff, thus hiring outside resources, which may decrease productivity and increase costs. This shortage of trained workers is the result of experienced workers reaching retirement age and increased competition for workers in certain areas, combined with the difficulty of attracting new workers to the natural gas distribution industry. This shortage of skilled labor could continue over an extended period. If the shortage of experienced labor continues or worsens, it could have an adverse impact on labor productivity and costs and our ability to meet the needs of our customers in the event there is an increase in the demand for our products and services, which could affect adversely our business and cash flows.

Our ability to implement our business strategy and serve our customers is dependent upon our ability to employ talented professionals and attract and retain a skilled workforce. We are subject to the risk that we will not be able to effectively replace the knowledge and expertise of retiring employees. Without a skilled workforce, our ability to provide quality service to our customers and meet our regulatory requirements will be challenged, and this could impact negatively our business, financial condition, results of operations and cash flows.

Changes in accounting standards may adversely impact our financial condition and results of operations.

The SEC is considering whether issuers in the United States should be required to prepare financial statements in accordance with IFRS instead of the current GAAP. IFRS is a comprehensive set of accounting standards promulgated by the IASB which are currently in effect for most other countries in the world. Unlike GAAP, IFRS does not provide currently an industry accounting standard for rate-regulated activities. As such, if IFRS were adopted in its current state, we may be precluded from applying certain regulatory accounting principles, including the recognition of certain regulatory assets and regulatory liabilities. The potential issues associated with rate-regulated accounting, along with other potential changes associated with the adoption of IFRS, may impact adversely our reported financial condition and results of operations should adoption of IFRS be required. Also, the U.S. Financial Accounting Standards Board is considering various changes to GAAP, some of which may be significant, as part of a joint effort with the IASB to converge accounting standards over the next several years. If approved, adoption of these changes may impact adversely our reported financial condition and results of operations.

Risks Relating to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from ONEOK.

We may be unable to achieve the full strategic and financial benefits that we expect will result from our separation from ONEOK or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will regard our corporate structure as clearer and simpler than the current ONEOK corporate structure or place a greater value on our company as a stand-alone company than on our business as a part of ONEOK. In addition, we may not be able to allocate capital more efficiently or attract a more focused investor base. As a result, in the future the aggregate market price of ONEOK’s common stock and our common stock as separate companies may be less than the market price per share of ONEOK’s common stock had the separation and distribution not occurred.

We are being separated from ONEOK, our parent company, and, therefore, we have no operating history as a separate, publicly-traded company.

The historical and pro forma financial information included in this Information Statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•	Prior to the separation, our business was operated by ONEOK as part of its broader corporate organization, rather than as a separate, publicly-traded company. ONEOK or one of its affiliates performed various corporate functions for us, including, but not limited to, information technology, accounts payable, cash management, treasury, tax administration, legal, regulatory, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002, Dodd-Frank Wall Street Reform and the Consumer Protection Act of 2010) and internal audit and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from ONEOK for these and similar functions. These allocations may be inconsistent with what the expenses could have been had we operated as a separate, publicly-traded company.

•	Historically, we have shared economies of scope and scale in costs, employees and vendor relationships with ONEOK. While we expect to enter into short-term transition agreements that will govern certain commercial and other relationships among us and ONEOK, those contractual arrangements may not capture the benefits our business historically has received. The loss of these benefits of scope and scale may have an adverse effect on our business, results of operations, financial condition and liquidity following the completion of the separation.

•	Subsequent to the completion of the separation, the borrowing costs for our business may actually be higher than ONEOK’s borrowing costs and our borrowing costs as reflected in our historical financial statements prior to the separation. Please see the section entitled “Description of Material Indebtedness.”

•	Prior to the separation, ONEOK expects to incur separation costs for professional services, including financial advisors, legal, accounting, information technology, human resources and other business consultants. ONEOK will not allocate these separation costs to us. Subsequent to the separation, we will incur additional expenses as a result of being a stand-alone publicly traded company. Under the terms of the Separation and Distribution Agreement, we will be responsible for all costs and expenses that we incur as a stand-alone company after the distribution.

We may be unable to make, on a timely basis, the changes necessary to operate as a separate, publicly-traded company, and we may experience increased costs after the separation or as a result of the distribution.

Following the completion of the separation, ONEOK will be obligated contractually to provide us with services specified in the agreements we enter into with ONEOK in connection with the separation. If ONEOK is unable or unwilling to continue providing these services when such agreements expire, we may be unable to replace, on comparable terms, the services that ONEOK previously provided to us (e.g., information technology, accounting and internal controls compliance services). Also, upon the expiration or termination of the Transition Services Agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we may incur higher costs to obtain such services than we incurred under the terms of such agreements with ONEOK. In addition, if ONEOK does not continue to perform effectively the services that are called for under the Transition Services Agreement and the other agreements, we may not be able to operate our business effectively, which may affect adversely our financial condition, results of operations and cash flows. For more information, please see the section entitled “Certain Relationships and Related-Party Transactions.”

We will be responsible for certain contingent and other liabilities related to the existing natural gas distribution business of ONEOK, as well as a portion of any contingent corporate liabilities of ONEOK that do not relate to either the natural gas distribution business or ONEOK’s remaining businesses.

Under the Separation and Distribution Agreement, we will assume and be responsible for certain contingent and other corporate liabilities related to the existing natural gas distribution business of ONEOK (including associated costs and expenses, whether arising prior to, at, or after the distribution). In addition, we may also be responsible for sharing unknown liabilities that do not relate to either our business following the separation or the business of ONEOK following the separation (for example, liabilities associated with certain corporate activities not specifically attributable to either business). If we are required to indemnify ONEOK or are otherwise liable for these liabilities, they may have a material adverse effect on our financial condition, results of operations and cash flows. Under the Separation and Distribution Agreement, we will be responsible for a portion of any contingent corporate liabilities of ONEOK that do not relate to either the natural gas distribution business or ONEOK’s remaining businesses. For a more detailed description of the Separation and Distribution Agreement and treatment of certain historical ONEOK contingent and other corporate liabilities, see “Certain Relationships and Related-Party Transactions—Agreements with ONEOK—Separation and Distribution Agreement.”

Third parties may seek to hold us responsible for liabilities of ONEOK that we did not assume in our agreements.

Third parties may seek to hold us responsible for retained liabilities of ONEOK. Under our agreements with ONEOK, ONEOK will agree to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from ONEOK.

Our prior and continuing relationship with ONEOK exposes us to risks attributable to businesses of ONEOK.

ONEOK is obligated to indemnify us for losses that a party may seek to impose upon us or our affiliates for liabilities relating to the business of ONEOK. After the separation, any claims made against us that are properly attributable to ONEOK in accordance with these arrangements would require us to exercise our rights under our agreements with ONEOK to obtain payment from ONEOK. We are exposed to the risk that, in these circumstances, ONEOK cannot, or will not, make the required payment.

Our financing arrangements will subject us to various restrictions that could limit our operating flexibility.

We expect that the covenants in the indenture governing our notes will restrict our ability to create or permit certain liens and to consolidate, merge or convey, transfer or lease our properties and assets substantially as an entity.

Our credit facility may also include a requirement that we meet specified financial ratios in certain circumstances that could affect our ability to borrow under the facility. Events beyond our control could impair our ability to satisfy this requirement. As long as our indebtedness remains outstanding, these restrictive covenants could impair our ability to expand or pursue our growth strategy. In addition, the breach of any covenants or any payment obligations in any of these debt agreements will result in an event of default under the applicable debt instrument. If there were an event of default under one of our debt agreements, the holders of the defaulted debt may have the ability to cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other debt agreements, including our notes. Forced repayment of some or all of our indebtedness would reduce our available cash and have an adverse impact on our financial condition and results of operations. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Some of our debt, including borrowings under our credit facility, could be based on variable rates of interest, which could result in higher interest expenses in the event of an increase in interest rates.

In the future, we could be exposed to fluctuations in variable interest rates. This increases our exposure to fluctuations in market interest rates. Amounts borrowed under our credit facility will be based on variable rates of interest. The interest rates on those borrowings will vary depending on a fluctuating base rate or a rate based off of LIBOR at our selection. If these rates rise, the interest rate on this debt will also increase. Therefore, an increase in these rates may increase our interest payment obligations and have a negative effect on our cash flow and financial position. See the section entitled “Description of Material Indebtedness—Our Credit Facility.”

The ownership by our executive officers and some of our directors of shares of common stock or equity awards of ONEOK may create, or may create the appearance of, conflicts of interest.

Because of their current or former positions with ONEOK, substantially all of our executive officers, including our chief executive officer and some of our non-employee director nominees, own shares of ONEOK common stock and equity awards based on ONEOK common stock. Upon ONEOK’s distribution of all of the shares of our outstanding common stock to ONEOK shareholders, these equity awards could be converted into equity awards based in part on ONEOK common stock and in part on our common stock. Accordingly, following ONEOK’s distribution of all of the shares of our outstanding common stock to ONEOK shareholders, these officers and non-employee directors could own shares of both ONEOK and our common stock and other equity awards based on shares of common stock of both ONEOK and us. The individual holdings of common stock and other equity awards based common stock of ONEOK may be significant for some of these persons compared with these persons’ total assets. Ownership by our directors and officers, after the distribution, of common stock and other equity awards based common stock of ONEOK may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for ONEOK than the decisions do for us.

If the distribution, together with certain related transactions, were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D) and other related provisions of the Code, then ONEOK and/or its shareholders could incur significant U.S. federal income tax liabilities, and we could incur significant indemnity obligations.

It is a condition to the distribution that ONEOK receive both the IRS Ruling, which ruling shall not have been withdrawn, invalidated or modified in an adverse manner, and the opinion of Skadden, tax counsel to ONEOK, which opinion will rely on the continued validity of the IRS Ruling, in each case to the effect that the distribution, together with certain related transactions, will qualify as tax-free to ONEOK, us, and the ONEOK shareholders under Sections 355, 368(a)(1)(D) and other related provisions of the Code. A holder of ONEOK common stock generally will recognize capital gain or loss with respect to cash received in lieu of fractional shares of our common stock. ONEOK expects to receive the IRS Ruling and the opinion of Skadden on or prior to the distribution date.

Although any IRS Ruling that is obtained will generally be binding on the IRS, the continuing validity of the ruling will be subject to the accuracy of factual statements and representations made to the IRS by ONEOK upon which the ruling is based. Further, as a result of the IRS’s general ruling policy with respect to transactions under Section 355 of the Code, the IRS Ruling will not represent a determination by the IRS that certain requirements necessary to obtain tax-free treatment to holders of ONEOK common stock and to ONEOK have been satisfied. Rather, the IRS Ruling will be based upon representations by ONEOK that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. As a result of this IRS policy, the distribution is also conditioned upon the receipt by ONEOK of the tax opinion described above. The opinion will be based upon certain assumptions, as well as statements, representations and certain undertakings made by our officers and the officers of ONEOK. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, the conclusions reached in such opinion could be adversely affected. Opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the opinion of counsel could be challenged by the IRS, and a court could sustain such challenge, in which case the tax consequences to you could be materially less favorable.

Even if the distribution otherwise qualifies under Sections 355, 368(a)(1)(D) and other related provisions of the Code, the distribution would result in a significant U.S. federal income tax liability to ONEOK (but not to holders of ONEOK common stock) under Section 355(e) of the Code if one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of ONEOK or in our stock as part of a plan or series of related transactions that includes the distribution. Current tax law generally creates a presumption that any acquisition of the stock of ONEOK or our stock within two years before or after the distribution is part of a plan that includes the distribution, although the parties may be able to rebut that presumption. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to an analysis of the facts and circumstances of a particular case. Notwithstanding the IRS Ruling or the opinion of counsel described above, we or ONEOK might inadvertently cause or permit a prohibited change in our or ONEOK’s ownership to occur, thereby triggering tax liability to ONEOK.

If the distribution were subsequently determined, for whatever reason, not to qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D), and other related provisions of the Code, ONEOK and/or the holders of ONEOK common stock immediately prior to the distribution could incur significant tax liabilities determined in the manner described in the section entitled “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution.” Furthermore, in certain circumstances as described further under “Certain Relationships and Related-Party Transactions—Agreements with ONEOK—Tax Matters Agreement,” we will be required to indemnify ONEOK, its subsidiaries, and certain related persons for taxes and related expenses resulting from the distribution, which could be material. For a more complete discussion of the IRS Ruling, the tax opinion and the tax consequences if the distribution is not tax-free, please see “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution.”

To preserve the tax-free treatment to ONEOK and/or its shareholders of the distribution and certain related transactions, we may not be able to engage in certain transactions.

To preserve the tax-free treatment to ONEOK and/or its shareholders of the distribution and certain related transactions, we are restricted, under the Tax Matters Agreement, from taking any action that prevents such transactions from being tax-free for U.S. federal, state and local income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions, including using our common stock to make acquisitions and in connection with equity capital market transactions that might increase the value of our business. For additional detail, see “Certain Relationships and Related-Party Transactions—Agreements with ONEOK—Tax Matters Agreement.”

Risks Relating to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that, on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis on the NYSE and will continue up to and through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the separation or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the separation. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	a shift in our investor base;

•	the price and availability of natural gas pipeline capacity and/or natural gas in the markets we serve;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to the seasonality of our business and other factors related to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating or financial performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with the separation, which could cause our stock price to decline.

The shares of our common stock that ONEOK distributes to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any shareholder to sell our common stock following the distribution, it is possible that some ONEOK shareholders, including possibly some of our largest shareholders, may sell our common stock received in the distribution for reasons such as our business profile or market capitalization as a separate, publicly-traded company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor’s 500 Index, the Russell 1000 Index and other indices hold shares of ONEOK common stock. To the extent our common stock is not included in these indices after the distribution, certain of these index funds may likely be required to sell the shares of our common stock that they receive in the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Provisions in our certificate of incorporation, our bylaws, Oklahoma law and certain of the agreements into which we will enter as part of the separation may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, bylaws and Oklahoma law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	a board of directors that is divided into three classes with staggered terms;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our board of directors to issue preferred stock without shareholder approval; and

•	limitations on the right of shareholders to remove directors.

Oklahoma law also imposes some restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. For more information, see the sections entitled “Description of ONE Gas Capital Stock—Higher Vote for Some Business Combinations and Other Actions,” “Description of ONE Gas Capital Stock—Classified Board of Directors” and “Description of ONE Gas Capital Stock—Oklahoma Law.”

We believe these provisions are important for a new public company and protect our shareholders from coercive or otherwise potentially unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our shareholders.

Our ability to pay dividends on our common stock will depend on our ability to generate sufficient positive earnings and cash flows.

Our ability to pay dividends in the future will depend upon, among other things, our future earnings, cash flows and restrictive covenants, if any, under future credit agreements to which we may be a party. Our cash available for dividends will principally be generated from our operations. Because the cash we generate from operations will fluctuate from quarter to quarter, we may not be able to maintain future dividends at the levels we expect or at all. Our ability to pay dividends depends primarily on cash flows, including cash flows from changes in working capital, and not solely on profitability, which is affected by non-cash items. As a result, we may pay dividends during periods when we record net losses and may be unable to pay cash dividends during periods when we record net income.

FORWARD-LOOKING STATEMENTS

Our reports, filings and other public announcements may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements.” You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “might,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “intend,” “estimate,” “scheduled,” “continue,” “potential,” “plan,” “forecast,” “goal,” “guidance” and other similar words. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include those set forth in the section entitled “Risk Factors,” as well as the following:

•	our ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our regulated rates;

•	our ability to manage our operations and maintenance costs;

•	changes in regulation, including the application of market rates by state and local agencies;

•	the economic climate and, particularly, its effect on the natural gas requirements of our residential and commercial industrial customers;

•	competition from alternative forms of energy, including , but not limited to, solar power, wind power, geothermal energy and biofuels;

•	variations in weather, including seasonal effects on demand, the occurrence of storms and disasters, and climate change;

•	indebtedness could make us more vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantage compared with competitors;

•	our ability to secure reliable, competitively priced and flexible natural gas supply;

•	the mechanical integrity of facilities operated;

•	adverse labor relations;

•	the effectiveness of our strategies to reduce earnings lag, margin protection strategies and risk mitigation strategies;

•	our ability to generate sufficient cash flows to meet all our cash needs;

•	changes in the financial markets during the periods covered by the forward-looking statements, particularly those affecting the availability of capital and our ability to refinance existing debt and fund investments and acquisitions;

•	actions of rating agencies, including the ratings of debt, general corporate ratings and changes in the rating agencies’ ratings criteria;

•	changes in inflation and interest rates;

•	our ability to purchase and sell assets at attractive prices and on other attractive terms;

•	our ability to recover the costs of natural gas purchased for our customers;

•	impact of potential impairment charges;

•	volatility and changes in markets for natural gas;

•	possible loss of LDC franchises or other adverse effects caused by the actions of municipalities;

•	changes in regulation of natural gas distribution services, particularly those in Oklahoma, Kansas and Texas;

•	changes in law resulting from new federal or state energy legislation;

•	changes in environmental, safety, tax and other laws to which we and our subsidiaries are subject;

•	advances in technology;

•	acts of nature and the potential effects of threatened or actual terrorism, including cyber attacks, and war;

•	the sufficiency of insurance coverage to cover losses;

•	the effects of our strategies to reduce tax payments;

•	the effects of litigation and regulatory investigations, proceedings, including our rate cases, or inquiries;

•	changes in accounting standards and corporate governance;

•	our ability to attract and retain talented management and directors;

•	the results of financing efforts, including our ability to obtain financing on favorable terms, which can be affected by various factors, including our credit ratings and general economic conditions;

•	declines in the market prices of equity securities and resulting funding requirements for our defined benefit pension plans;

•	the ability to successfully complete merger, acquisition or divestiture plans, regulatory or other limitations imposed as a result of a merger, acquisition or divestiture, and the success of the business following a merger, acquisition or divestiture;

•	the final resolutions or outcomes with respect to our contingent and other corporate liabilities related to the natural gas distribution business and any related actions for indemnification made pursuant to the Separation and Distribution Agreement;

•	our ability to operate effectively as a separate, publicly-traded company;

•	the costs associated with becoming compliant with the Sarbanes-Oxley Act of 2002 as a stand-alone company and the consequences of failing to implement effective internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 by the date that we must comply with that section of the Sarbanes-Oxley Act; and

•	the costs associated with increased regulation and enhanced disclosure and corporate governance requirements pursuant to the Dodd-Frank Wall Street Reform and the Consumer Protection Act of 2010.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation, except as may otherwise be required by the federal securities laws, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE SEPARATION

General

On July 24, 2013, the board of directors of ONEOK unanimously authorized management of ONEOK to pursue a plan to separate its natural gas distribution business from the rest of ONEOK’s businesses into a separate, publicly traded company.

In furtherance of this plan, on                     ,     , ONEOK’s board of directors approved the distribution of all the shares of our common stock to holders of ONEOK common stock. The distribution of the shares of our common stock will take place immediately following the separation. On the distribution date, each holder of ONEOK common stock will receive                  shares of our common stock for each share of ONEOK common stock held at the close of business on the record date, as described below. Following the distribution, ONEOK shareholders will directly own all of our common stock.

You will not be required to make any payment, surrender or exchange your shares of ONEOK common stock or take any other action to receive your shares of our common stock in the distribution.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions, including regulatory approvals and the final approval of ONEOK’s board of directors. We cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the section entitled “—Conditions to the Distribution.”

The Number of Shares You Will Receive

For each share of ONEOK common stock that you owned at the close of business on                     ,     , the record date, you will receive                  share(s) of our common stock on the distribution date. ONEOK will not distribute any fractional shares of our common stock to its shareholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder of ONEOK Common Stock who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When and How You Will Receive the Distributed Shares

ONEOK will distribute the shares of our common stock on or before                     ,     , the distribution date. Wells Fargo Bank, N.A. will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own ONEOK common stock as of the close of business on the record date, the shares of our common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to shareholders, as is the case in this distribution.

If you sell shares of ONEOK common stock in the “regular-way” market prior to the distribution date, you will be selling your right to receive shares of our common stock in the distribution. For more information please see the section entitled “—Trading Between the Record Date and Through the Distribution Date.”

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of ONEOK common stock and you are the registered holder of the ONEOK shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Wells Fargo Bank, N.A. at the address and telephone number set forth on page 20 of this Information Statement.

Most ONEOK shareholders hold their shares of ONEOK common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If you hold your ONEOK common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Wells Fargo Bank, N.A., as distribution agent, will not deliver any fractional shares of our common stock in connection with the distribution. Instead, Wells Fargo Bank, N.A. will aggregate all fractional shares and sell the shares in the open market at prevailing market prices on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional shares such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. For more information on the tax consequences, please see the section entitled “—Certain U.S. Federal Income Tax Consequences of the Distribution” below for an explanation of the tax consequences of the distribution. If you physically hold ONEOK common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your ONEOK stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for you.

Results of the Separation

After the distribution, we will be a separate publicly-traded company. Immediately following the distribution, we expect to have approximately                      shareholders of record, based on the number of registered shareholders of ONEOK common stock on             ,         , and approximately                  shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date. We do not currently have and, immediately following the distribution, we do not expect to have any outstanding stock options or warrants to purchase common stock, and the number of shares does not include any such options or warrants.

Before the distribution, we will enter into the Separation and Distribution Agreement and several other agreements with ONEOK to effect the separation and provide a framework for our relationships with ONEOK after the distribution. These agreements will govern the relationship among us and ONEOK subsequent to the completion of the distribution and provide for the allocation between us and ONEOK, of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the natural gas distribution business attributable to periods prior to, at and after the distribution. For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related-Party Transactions.”

The distribution will not affect the number of outstanding shares of ONEOK common stock or any rights of ONEOK shareholders.

Direct Stock Purchase and Dividend Reinvestment Plan; Employee Benefit Plans

For employees who hold shares of ONEOK’s common stock in ONEOK’s Direct Stock Purchase and Dividend Reinvestment Plan, Employee Stock Purchase Plan or the Employee Stock Award Program, the shares of our common stock such employees are entitled to receive in the distribution will be deposited to their shareholder accounts at Wells Fargo Shareholder Services in book-entry form.

For employees who hold shares of ONEOK’s common stock in ONEOK’s Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries or the Profit-Sharing Plan, the shares of our common stock such employees are entitled to receive in the distribution will be distributed to their account under each of those plans.

Incurrence of Debt

In connection with the separation, we expect that we will receive approximately $1.2 billion of cash from the issuance of debt securities, and we expect to make a cash distribution of approximately $1.2 billion to ONEOK from the expected proceeds of these debt securities. The amount of the cash distribution to be paid to ONEOK was determined after consideration of several factors, including the resulting capital structures, anticipated credit ratings and existing levels of debt at both ONEOK and ONE Gas. Our capital structure was designed to obtain investment grade credit ratings that are higher than the current credit ratings of ONEOK and similar to those of our natural gas utility peers and to provide us with the financial flexibility to maintain our current level of operations and to continue to invest in our natural gas distribution system. The cash distribution to be paid to ONEOK is expected to allow ONEOK to reduce its existing debt and obtain credit ratings similar to or higher than its general partner peers. The tax basis of the net assets to be transferred to ONE Gas was also considered because the amount distributed to ONEOK in excess of such tax basis would generally be subject to income tax unless more complex financing arrangements were entered into.

The amount to be paid to ONEOK and the amount, type and term of the debt securities we will issue have not yet been determined but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt securities ultimately issued could be different from the amount disclosed in this Information Statement.

Additionally, we intend to enter into a credit facility and other financing arrangements intended to support our working capital and general corporate needs and normal course of business requirements after the separation.

ONEOK has informed us that the approximately $1.2 billion of cash distribution proceeds it receives from us will be used to reduce outstanding ONEOK debt and/or repurchase ONEOK shares, in each case within 18 months following the distribution.

Certain U.S. Federal Income Tax Consequences of the Distribution

The following discussion summarizes certain U.S. federal income tax consequences to holders of ONEOK common stock as a result of the distribution. This discussion is based on the Code, the Treasury regulations promulgated under the Code and interpretations of such authorities by the courts and the IRS, all as in effect as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. This section is limited to holders of ONEOK common stock that are U.S. holders, as defined below, that hold their shares of ONEOK common stock as capital assets, within the meaning of the Code. Further, this section does not discuss all tax considerations that may be relevant to holders of ONEOK common stock in light of their particular circumstances, nor does it address the consequences to holders of ONEOK common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who acquired their shares of

ONEOK common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of ONEOK common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This section does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences.

Holders of ONEOK common stock are urged to consult with their tax advisors as to the particular tax consequences to them of the distribution.

For purposes of this section, a U.S. holder is a beneficial owner of ONEOK common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in place under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of ONEOK common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of ONEOK common stock should consult its tax advisor regarding the tax consequences of the distribution to such partner.

General

ONEOK has requested the IRS Ruling to the effect that the distribution, together with certain related transactions, will qualify as a tax-free transaction under Sections 355, 368(a)(1)(D) and other related provisions of the Code and that, accordingly, for U.S. federal income tax purposes, among other things:

•	no gain or loss will be recognized by ONEOK upon the distribution of shares of our common stock to ONEOK shareholders pursuant to the distribution;

•	no gain or loss will be recognized by, and no amount will be included in the income of, a ONEOK shareholder upon their receipt of shares of our common stock pursuant to the distribution;

•	a ONEOK shareholder who receives shares of our common stock in the distribution will have an aggregate adjusted tax basis in its shares of our common stock (including any fractional shares deemed received) and common stock of ONEOK following the distribution equal to the aggregate basis of the ONEOK stock that the shareholder held immediately before the distribution, allocated between our stock and the stock of ONEOK in proportion to the fair market value of each; and

•	the holding period of the shares of our common stock received in the distribution by a ONEOK shareholder will include the holding period of such shareholder’s shares of ONEOK common stock.

A ONEOK shareholder who receives cash in lieu of a fractional share of our stock will be treated as though such shareholder first received a distribution of a fractional share in the distribution, and then sold it for the amount of cash actually received. Such holder should recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash received for such fractional share and the holder’s basis in the fractional share, as determined above. Such capital gain or loss should generally be a long-term capital gain or loss if the holder’s holding period for its ONEOK common stock exceeds one year on the date of the distribution. The deductibility of capital losses is subject to significant limitations.

ONEOK shareholders that have acquired different blocks of ONEOK common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of ONEOK common stock.

Although any IRS Ruling that is obtained will generally be binding on the IRS, the continued validity of the ruling will be subject to the accuracy of factual statements and representations made to the IRS by ONEOK upon which the ruling is based. Further, as a result of the IRS’s general ruling policy with respect to transactions under Section 355 of the Code, the ruling will not represent a determination by the IRS that certain requirements necessary to obtain tax-free treatment to holders of ONEOK common stock and to ONEOK under Sections 355, 368(a)(1)(D) and other related provisions of the Code (specifically, the corporate business purpose requirement, the requirement that the distribution not be used principally as a device for the distribution of earnings and profits, and the non-application of Section 355(e) of the Code to the distribution (discussed below)) have been satisfied. Rather, the ruling will be based upon representations made to the IRS by ONEOK that these requirements have been satisfied. If any of the statements or representations upon which the IRS Ruling expected to be obtained by ONEOK is based are incorrect or untrue in any material respect, or the facts upon which the ruling is based were materially different from the facts at the time of the distribution, such ruling could be invalidated.

As a result of the IRS’s general ruling policy, the distribution is also conditioned upon the receipt by ONEOK of the opinion of Skadden, tax counsel to ONEOK, in form and substance reasonably acceptable to ONEOK, to the effect that the distribution, together with certain related transactions, will qualify as a tax-free transaction to ONEOK and to the holders of ONEOK common stock (except with respect to cash issued in lieu of fractional shares) for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D) and other related provisions of the Code. The opinion of counsel will rely on the continued validity of the IRS Ruling, as to the matters covered by such ruling, and will be based upon certain assumptions, as well as statements, representations and certain undertakings made by our officers and officers of ONEOK, as requested by counsel. These assumptions, statements, representations and undertakings are expected to relate to, among other things, ONEOK’s business reasons for engaging in the distribution and our and ONEOK’s current plans and intentions to continue conducting its business activities and not to materially modify our respective ownership or capital structures, in each case following the distribution. If the IRS Ruling is no longer valid, if any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, or if the facts upon which the opinion is based are materially different from the facts at the time of the distribution, the conclusions reached in such opinion could be adversely affected. Opinions of counsel are not binding on the IRS or the courts, and the conclusions expressed in such opinion could be challenged by the IRS, and a court could sustain such challenge, in which case the tax consequences to you could be materially less favorable.

If the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, ONEOK would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value. In addition, ONEOK could incur significant additional tax liability with respect to certain related transactions. Moreover, ONEOK’s shareholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them, taxable as a dividend to the extent of ONEOK’s earnings and profits. The amount of the taxable distribution in excess of ONEOK’s earnings and profits would result first in a non-taxable dollar-for-dollar reduction in the shareholder’s basis in its ONEOK stock, and thereafter would be treated as capital gain from the sale or exchange of such shareholder’s ONEOK stock. It is expected that the amount of any such taxes to ONEOK’s shareholders and

ONEOK would be substantial. Depending on the circumstances, we may be required to indemnify ONEOK for any resulting taxes and related expenses, which amounts could be material. Please see “Certain Relationships and Related Party Transactions—Agreements with ONEOK—Tax Matters Agreement” for a more detailed discussion of the Tax Matters Agreement between us and ONEOK.

Even if the distribution otherwise qualifies under Sections 355, 368(a)(1)(D) and other related provisions of the Code, the distribution would result in a significant U.S. federal income tax liability to ONEOK (but not to holders of ONEOK common stock) under Section 355(e) of the Code if one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of ONEOK or in our stock as part of a plan or series of related transactions that includes the distribution. Current tax law generally creates a presumption that any acquisition of the stock of ONEOK or our stock within two years before or after the distribution is part of a plan that includes the distribution, although the parties may be able to rebut that presumption. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to an analysis of the facts and circumstances of a particular case. Notwithstanding the IRS Ruling or the opinion of counsel described above, we or ONEOK might inadvertently cause or permit a prohibited change in our ownership or ONEOK’s ownership to occur, thereby triggering tax liability to ONEOK. If the distribution is determined to be taxable to ONEOK under Section 355(e), ONEOK would recognize gain as described above. Depending on the circumstances, we may be required to indemnify ONEOK for any resulting taxes and related expenses, which amounts could be material. Please see “Certain Relationships and Related-Party Transactions—Agreements with ONEOK—Tax Matters Agreement” for a more detailed discussion of the Tax Matters Agreement between us and ONEOK. The distribution would, however, generally be tax-free to each holder of ONEOK common stock who received shares of our common stock in the distribution (except for the receipt of cash in lieu of fractional shares).

THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH ONEOK SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES OF THE DISTRIBUTION DESCRIBED ABOVE.

Market for Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing on the NYSE of our common stock. Prior to the distribution, we intend to apply to list our common stock on the NYSE under the ticker symbol “OGS”.

Trading Between the Record Date and Through the Distribution Date

Beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be two markets in ONEOK common stock: a “regular-way” market and an “ex-distribution” market. Shares of ONEOK common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you own shares of ONEOK common stock at the close of business on the record date, and you sell those shares of ONEOK common stock in the “regular-way” market on or before the distribution date, you will be selling your right to receive shares of ONE Gas common stock in the distribution. If you own shares of ONEOK common stock at the close of business on the record date and sell those shares on the “ex-

distribution” market on or before the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of ONEOK common stock on the record date.

Furthermore, beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be a “when-issued” market on the NYSE in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to ONEOK shareholders on the distribution date. If you owned shares of ONEOK common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without trading the shares of ONEOK common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading on the NYSE will begin.

Conditions to the Distribution

We expect that the distribution will be effective immediately following the separation, provided that, among other conditions described in this Information Statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by ONEOK:

•	the SEC, shall have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect, and this Information Statement shall have been mailed to the holders of ONEOK’s common stock;

•	ONEOK shall have received a surplus and solvency opinion from a nationally recognized valuation firm, in form and substance satisfactory to ONEOK, with respect to whether ONEOK should have adequate surplus to declare the distribution dividend and that, following the separation and distribution, each of ONEOK and ONE Gas should be solvent and adequately capitalized;

•	all required federal, state and municipal approvals (including approval of the Kansas Corporation Commission) and consents necessary to consummate the separation and distribution shall have been received;

•	we shall have received approximately $1.2 billion of cash from the issuance of debt securities and shall have made a cash distribution of approximately $1.2 billion to ONEOK;

•	ONEOK shall have received the IRS Ruling, which ruling shall not have been withdrawn, invalidated or modified in an adverse manner, and the opinion of Skadden, tax counsel to ONEOK, which opinion will rely on the continued validity of the IRS Ruling, in each case to the effect that the distribution, together with certain related transactions, will qualify as tax-free to ONEOK, us, and the ONEOK shareholders under Sections 355, 368(a)(1)(D) and other related provisions of the Code;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the debt financing, the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement shall be in effect; and

•	the board of directors of ONEOK shall have approved the distribution, which may be given or withheld in its absolute and sole discretion.

The fulfillment of the foregoing conditions does not create any obligation on ONEOK’s part to effect the distribution, and the ONEOK board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. ONEOK has the right not to complete the distribution if, at any time, the ONEOK board of directors determines, in its sole discretion, that the distribution is not in the best interests of ONEOK or its shareholders or that market conditions are such that it is not advisable to separate the natural gas distribution business from ONEOK.

Transferability of Shares of Our Common Stock

The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. We estimate that our directors and officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately                  shares of our common stock immediately following the distribution. See the section entitled “Security Ownership of Certain Beneficial Owners and Management” for more information.

Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 180 days after the date the registration statement of which this information statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0 percent of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Regulatory Approvals Necessary to Effect the Separation

The separation is subject to approval of the KCC. ONEOK has filed an application with the KCC seeking approval of the separation, and the application is currently under review.

Corporate Structure

Set forth below are simplified diagrams of ONEOK prior to the distribution and of ONEOK and us after the distribution. Not all subsidiaries and businesses are shown.

Pre-Distribution

Post-Distribution

Reasons for the Separation

The ONEOK board of directors regularly reviews ONEOK’s various businesses to ensure that ONEOK’s resources are being put to use in a manner that is in the best interests of ONEOK and its shareholders. ONEOK believes that the separation of the natural gas distribution business is the best way to unlock the value of

ONEOK’s businesses in both the short- and long-term and provides each of ONEOK and us with certain opportunities and benefits. ONEOK’s board of directors considered various factors and potential benefits in approving the separation transaction, including its belief that the separation will:

•	enhance strategic, financial and operating flexibility, and the growth potential of both entities;

•	increase transparency of each company;

•	better align the businesses with each company’s relevant peer groups;

•	attract more focused equity investors to each company;

•	sharpen each company’s focus on its distinct strategic goals;

•	resolve internal competition for capital among the businesses that is inherent in the existing structure; and

•	enhance dividends and shareholder returns.

Neither we nor ONEOK can assure you that, following the distribution, any of these benefits will be realized to the extent anticipated or at all. In addition, in evaluating the separation, the ONEOK board of directors evaluated factors that could negatively affect the transaction, including the risk that the separation would not be executed successfully and the risk that ONEOK or ONEOK’s shareholders would be required to pay U.S. federal income taxes as a result of the separation. For additional information about these and other risks related to the separation, please see the section entitled “Risk Factors—Risks Relating to the Separation” on page 35.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, ONEOK’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of ONEOK’s board of directors likely may have given different weights to different factors.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to ONEOK shareholders who are entitled to receive shares of our common stock in the distribution. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of ONEOK. We believe that the information in this Information Statement is accurate in all material respects as of the date set forth on the cover. Changes may occur after that date and, except as may be required by the federal securities laws, neither ONEOK nor we undertake any obligation to update such information.

DIVIDEND POLICY

Following the separation, we expect to establish a dividend payout ratio target, which reflects the percentage of our recurring earnings expected to be paid as dividends, that is competitive with our natural gas utility peers. The board of directors of ONEOK has historically declared quarterly dividends. Following the distribution, we anticipate that our board of directors will establish dividend practices that will be independent of ONEOK’s historic dividend practices. We expect to recommend to our board of directors a dividend payout ratio target in the range of              percent to              percent of our recurring earnings. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements, covenants associated with certain of our debt obligations, which may include maintaining certain debt to capital ratios, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table presents ONE Gas Predecessor’s historical cash and cash equivalents and capitalization at September 30, 2013, and our unaudited pro forma cash and cash equivalents and capitalization at that date reflecting the following transactions as if they had occurred on September 30, 2013:

•	The internal reorganization of ONEOK’s corporate structure by means of transfers of all of the assets and liabilities of the natural gas distribution business to us and ONEOK’s contribution to our capital of all of our notes payable to ONEOK.

•	The receipt of approximately $1.2 billion of cash from our expected issuance of debt securities.

•	The cash distribution of approximately $1.2 billion to ONEOK from the net proceeds of our debt securities offering. ONEOK has informed us that it expects to use the net proceeds from the cash distribution to reduce outstanding ONEOK debt and/or repurchase ONEOK shares, in each case within 18 months following the distribution.

The pro forma adjustments reflect the expected effects of these events that are directly attributable to the separation and related transactions and are factually supportable. The data in the following table should be read together with “ONE Gas, Inc.—Unaudited Pro Forma Financial Statements.”

	As of September 30, 2013
	ONE Gas Predecessor	ONE Gas Pro Forma
	(in thousands)
Cash and cash equivalents	$2,682	$2,682

Current maturities of long-term debt	$149	$149
Short-term note payable to ONEOK	342,364	—
Long-term debt, excluding current maturities	1,319	1,201,319
Long-term line of credit with ONEOK	1,027,631	—

Total debt	1,371,463	1,201,468

Total equity	1,203,326	1,471,348

Total capitalization	$2,574,789	$2,672,816

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth the selected historical financial data for the periods indicated below. The selected historical unaudited financial data for the nine months ended September 30, 2013 and 2012, and balance sheet data as of September 30, 2013, have been derived from ONE Gas Predecessor’s unaudited financial statements included elsewhere in this Information Statement. Our Predecessor consists of the business attributable to ONEOK’s Natural Gas Distribution segment that will be transferred to us in connection with the separation. The unaudited financial statements have been prepared on the same basis as the Predecessor’s audited financial statements, and include all normal recurring adjustments that, in the opinion of management, are necessary to present fairly the financial condition and results of operations for such periods. The results of operations for the nine months ended September 30, 2013, presented below are not necessarily indicative of results for the entire fiscal year. The selected historical financial data as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010, have been derived from our Predecessor’s audited historical financial statements included elsewhere in this Information Statement. The selected historical financial data as of September 30, 2012, and December 31, 2010, 2009 and 2008, and for the years ended December 31, 2009 and 2008, have been derived from the unaudited accounting records of our Predecessor, which are not included in this Information Statement. The historical financial statements included in this Information Statement may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

The selected unaudited pro forma financial data presented in the following table as of and for the nine months ended September 30, 2013, and the year ended December 31, 2012, are derived from the unaudited pro forma financial data included elsewhere in this Information Statement. The unaudited pro forma balance sheet data give effect to the separation as if it had occurred on September 30, 2013. The unaudited pro forma statements of income data give effect to the separation as if it had occurred on January 1, 2012. The unaudited pro forma financial data are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The following selected historical and unaudited pro forma financial data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related-Party Transactions—Agreements with ONEOK” and our financial statements and related notes included elsewhere in this Information Statement.

	ONE Gas Predecessor Historical							ONE Gas Pro Forma
	Years Ended December 31,					Nine Months Ended September 30,		Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2013	2012	2013	2012
	(Millions of dollars)
Statement of income data:
Revenues	$1,376.6	$1,621.3	$1,817.4	$1,838.9	$2,175.7	$1,167.3	$943.9	$1,167.3	$1,376.6
Net margin	756.4	751.8	754.9	716.0	681.0	589.4	545.8	589.4	756.4
Operating costs	410.5	419.9	398.3	383.2	375.4	334.0	310.8	334.0	410.5
Depreciation and amortization	130.2	132.2	131.0	122.6	116.8	100.1	97.5	100.1	130.2
Operating income	215.7	199.7	225.6	210.2	188.8	155.3	137.5	155.3	215.7
Interest expense	(60.8)	(54.1)	(52.3)	(66.4)	(72.6)	(45.7)	(45.3)	(41.1)	(54.7)
Income taxes	(59.9)	(56.0)	(67.1)	(65.8)	(39.6)	(42.7)	(35.7)	(44.5)	(62.2)
Net income	96.5	86.8	106.4	80.7	66.7	68.9	57.9	71.7	100.3
Earnings per share*:
Basic
Diluted

	December 31,					September 30,		September 30,
	2012	2011	2010	2009	2008	2013		2013
	(Millions of dollars)
Balance sheet data:
Total assets	$3,491.3	$3,285.5	$3,095.1	$3,054.4	$3,161.2	$3,572.1		$3,941.7
Long-term line of credit with ONEOK	1,027.6	912.4	756.4	735.4	937.9	1,027.6		—
Long-term debt, including current maturities	1.5	1.9	2.2	2.4	2.7	1.5		1,201.5

*	Historical earnings per share are not presented because we did not have common stock that was part of our capital structure for the periods presented. The calculation of pro forma basic net income per share is calculated by dividing the pro forma net income by the weighted average number of shares of ONEOK common stock outstanding for the periods indicated, adjusted for an assumed distribution ratio of shares of our common stock for each share of ONEOK common stock outstanding. The calculation of pro forma diluted net income per share is calculated by dividing the pro forma net income by the weighted average number of shares of ONEOK common stock outstanding and diluted shares of common stock outstanding for the periods indicated, adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from share-based awards subsequently transferred to or granted by ONE Gas.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Introduction

ONE Gas is a wholly owned subsidiary of ONEOK. Following the separation, ONE Gas will be an independent, publicly traded company, and ONEOK will not retain any ownership interest in our company. ONE Gas will not have material assets or liabilities as a separate corporate entity until the contribution to ONE Gas by ONEOK of the business described in this Information Statement. The historical financial data has been derived from ONE Gas Predecessor’s financial statements. Our Predecessor consists of the business that ONEOK attributes to its natural gas distribution business which is located in Oklahoma, Kansas and Texas. The separation will occur through the following steps:

•	the “reorganization,” which is the corporate reorganization in which ONEOK will transfer the assets and liabilities of its natural gas distribution business to ONE Gas. These assets and liabilities include accounts receivable and payable, natural gas in storage, regulatory assets and liabilities, pipeline and other natural gas distribution facilities, customer deposits, employee-related assets and liabilities including amounts attributable to pension and other postretirement benefits, tax-related assets and liabilities and other assets and liabilities associated with providing natural gas distribution service in Oklahoma, Kansas and Texas.

As part of the reorganization, (1) immediately prior to the contribution of the natural gas distribution business to ONE Gas, ONEOK will contribute to the capital of the natural gas distribution business all of the amounts outstanding on our short-term note payable to and long-term line of credit with ONEOK, (2) ONE Gas expects to receive approximately $1.2 billion of cash from the issuance of debt securities, and (3) ONE Gas expects to make a cash distribution of approximately $1.2 billion to ONEOK, followed by

•	the “distribution,” which is the distribution to ONEOK’s shareholders of all of our shares of common stock.

Following the contribution of these assets and liabilities to us, ONE Gas will operate our business as a stand-alone natural gas distribution company.

Following the separation, we will provide natural gas distribution services to more than 2 million customers in Oklahoma, Kansas and Texas through Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service. We will serve residential, commercial, industrial and transportation customers in all three states. In addition, the natural gas distribution companies will serve wholesale and public authority customers. Revenues from residential, commercial, industrial, wholesale and public authority customers reflect natural gas sales to these customers, which includes the fixed customer charge, delivery charge and charges for riders, surcharges and other regulatory mechanisms associated with the services we provide, and the recovery of the cost of natural gas delivered. Revenues from transportation customers reflect the fixed customer charge and delivery charge associated with the natural gas delivered to the customer. Other revenues include various customer service charges such as service initiation and connection fees, late-payment and collection charges, and other miscellaneous revenues and fees.

The following discussion should be read in conjunction with the selected historical financial data and the financial statements and the related notes included elsewhere in this Information Statement. The matters discussed below may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Information Statement, particularly in “Risk Factors” and “Forward-Looking Statements.”

Basis of Presentation

The financial statements for our Predecessor have been derived from ONEOK’s historical financial records which include the natural gas distribution business as if our Predecessor had been a separate company for all periods presented. The assets and liabilities in the financial statements included in this Information Statement have been reflected on a historical basis, as immediately prior to the separation all of the assets and liabilities presented are wholly owned by ONEOK and are being transferred within the ONEOK consolidated group. The financial statements also include expense allocations for certain corporate functions historically performed by ONEOK, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal and information technology. We believe our assumptions underlying the financial statements, including the assumptions regarding the allocation of general corporate expenses from ONEOK, are reasonable. However, the financial statements may not include all of the actual expenses that would have been incurred by us and may not reflect our results of operations, financial position and cash flows had we been a separate publicly-traded company during the periods presented.

ONE Gas will enter into a Transition Services Agreement with ONEOK that will provide for continuation of some of the corporate functions historically performed by ONEOK in exchange for fees specified in these agreements. See “Certain Relationships and Related-Party Transactions—Agreements with ONEOK—Transition Services Agreement.”

Executive Overview

We are a regulated natural gas utility. As such, our regulators determine the rates we are allowed to charge for our service based on our revenue requirements needed to achieve our authorized rates of return. We earn revenues from the delivery of natural gas, but do not earn a profit on the natural gas that we deliver as those costs are passed through to our customers at cost. The primary components of our revenue requirements are the amount of capital invested in our business, which is also known as rate base, our allowed rate of return on our capital investments and our recoverable operating expenses, including depreciation and income taxes. Our rates have both a fixed and a variable component, with approximately 70 percent and 71 percent of our natural gas sales net margin in 2012 and the first nine months of 2013, respectively, derived from fixed monthly charges to our customers. The variable component of our rates is dependent on the consumption of natural gas, which is impacted primarily by the weather and, to a lesser extent, economic activity. While we have weather normalization mechanisms in most jurisdictions, which adjust customers’ bills when the actual heating degree days differ from normalized heating degree days, these mechanisms are in place for only a portion of the year and do not offset all fluctuations in usage resulting from weather variability. Accordingly, the weather can have either a positive or negative impact on our financial performance. For further information, please see the section entitled “Business—Regulatory Overview.”

Our financial performance is thus contingent on a number of factors, including (1) regulatory outcomes, which dictate the returns we are authorized to earn and the rates we are allowed to charge for our service, (2) the performance of the financial markets, which influences the rates of return authorized by our regulators, (3) the consumption of natural gas, which impacts the amount of our net margin derived from the variable component of our rates, (4) our operating performance, which impacts our operating expenses, and (5) the perceived value of natural gas relative to other energy sources, particularly electricity, which influences our customers’ choice of natural gas to provide a portion of their energy needs.

We are subject to regulatory requirements for pipeline safety and environmental compliance. These requirements impact our operating expenses and the level of capital expenditures required for compliance. Historically, our regulators have allowed recovery of these expenditures. However, we are unable to predict the impact that new regulatory requirements will have on our operating expenses or the level of our capital expenditures. Although we believe our regulators will continue to allow recovery of such expenditures in the future, we cannot be assured of that outcome.

Financial Results And Operating Information

Regulatory Initiatives

Oklahoma—On October 18, 2013, Oklahoma Natural Gas filed a joint application with the Public Utility Division of the OCC to postpone its next rate case, currently required in 2014. The joint stipulation and settlement agreement in support of the application was filed on October 25, 2013. If approved, Oklahoma Natural Gas will file a performance-based rate change application in 2014 and a rate case in 2015 based on a test year consisting of the first four quarters of Oklahoma Natural Gas’ operations as a division of ONE Gas.

In March 2013, Oklahoma Natural Gas filed a PBRC application at the OCC seeking no modification to customers’ base rates. The filing includes a small adjustment to residential, commercial and industrial customers’ monthly charge for energy-efficiency program collections. This filing was approved by the OCC in August 2013.

In July 2012, a joint stipulation settling Oklahoma Natural Gas’ annual PBRC filing was approved by the OCC. The settlement granted a $9.5 million rate increase and modified Oklahoma Natural Gas’ PBRC tariff. The modified tariff narrows the range of allowed ROE to a range of 10.0 percent to 11.0 percent from our previous range of 9.75 percent to 11.25 percent, increases the ROE reflected in any rate increase resulting from a revenue deficiency to 10.5 percent from 10.25 percent, and reduces the number of allowed pro forma adjustments that can be proposed by Oklahoma Natural Gas.

In May 2011, the OCC approved a portfolio of conservation and energy-efficiency programs and authorized recovery of costs and performance incentives. The agreement allows Oklahoma Natural Gas to pursue key energy-efficiency programs and earn up to $1.5 million annually, if program objectives are achieved. In May 2013, the OCC approved the extension of the program to include the years 2014 through 2016, as well as adjustments to rebate amounts and targets that were requested by Oklahoma Natural Gas.

Kansas—In August 2013, Kansas Gas Service filed an application to increase the GSRS by $1.5 million. This surcharge is a capital-recovery mechanism that allows for rate adjustment, providing recovery of and a return on incremental safety-related and government-mandated capital investments made between rate cases. Staff of the KCC issued its report and recommendation that the application be approved as filed. The KCC is expected to make a final ruling by December 2013.

In October 2012, Kansas Gas Service, the staff of the KCC and the Citizens’ Utility Ratepayer Board filed a joint motion to approve a stipulated settlement agreement granting a $28 million increase in base rates and an $18 million reduction in amounts currently recovered through surcharges, effectively increasing its annual revenues by a net amount of $10 million. The KCC approved this settlement in December 2012, and the new rates were effective January 2013.

In September 2012, the KCC denied Kansas Gas Service’s application to implement an infrastructure-replacement program that would have allowed Kansas Gas Service to accelerate the rate at which it is replacing cast-iron pipe. Costs incurred by Kansas Gas Service to replace cast-iron pipe are eligible for the GSRS. This surcharge is a capital-recovery mechanism that allows for rate adjustment, providing recovery of and a return on incremental safety-related and government-mandated capital investments made between rate cases.

The KCC approved an application from Kansas Gas Service to increase the GSRS by an additional $2.9 million, effective January 2012.

Texas—Texas Gas Service has filed rate cases and requests for interim rate relief under the GRIP and cost-of-service adjustments in various Texas jurisdictions to address investments in rate base and changes in expense.

GRIP is a capital-recovery mechanism that allows for an interim rate adjustment providing recovery and a return on incremental capital investments made between rate cases. We have filed requests for interim rate relief under the GRIP statute with the cities of Austin, Texas, and surrounding communities in February 2013 and with El Paso, Texas, in April 2013 for approximately $4.1 million and $4.9 million, respectively. In May 2013, the

City of Austin approved the requested increase. In July 2013, the City of El Paso denied Texas Gas Service’s GRIP request, which we appealed with the RRC. In September 2013, the RRC approved Texas Gas Service’s requested increase.

In the normal course of business, we have filed rate cases and sought GRIP and cost-of-service adjustments in various other Texas jurisdictions to address investments in rate base and changes in expense. Annual rate increases totaling $4.1 million and $10.1 million associated with these filings were approved during the nine months ended September 30, 2013, and the year ended December 31, 2012, respectively.

In January 2012, the RRC approved a settlement between Texas Gas Service and the City of El Paso that allows for recovery of 2010 through 2013 pipeline-integrity expenditures and partial recovery of rate-case expenses. The settlement did not have a material impact on our results of operations.

General—Certain costs to be recovered through the ratemaking process have been capitalized as regulatory assets. Should recovery cease due to regulatory actions, certain of these assets may no longer meet the criteria for recognition and accordingly, a writeoff of regulatory assets and stranded costs may be required. There were no writeoffs of regulatory assets resulting from the failure to meet the criteria for capitalization during the nine-month period ended September 30, 2013, or during 2012, 2011 or 2010.

Nine Months Over Nine Months Results of Operations

Selected Financial Results—The following table sets forth certain selected financial results for the periods indicated:

	Nine Months Ended September 30,		Nine Months 2013 vs. 2012
Financial Results	2013	2012	Increase (Decrease)
	(Millions of dollars)
Natural gas sales	$1,071.2	$853.0	$218.2	26%
Transportation revenues	71.8	65.2	6.6	10%
Cost of natural gas	577.9	398.1	179.8	45%

Net margin, excluding other revenues	565.1	520.1	45.0	9%
Other revenues	24.3	25.7	(1.4)	(5)%

Net margin	589.4	545.8	43.6	8%
Operating costs	334.0	310.8	23.2	7%
Depreciation and amortization	100.1	97.5	2.6	3%

Operating income	$155.3	$137.5	$17.8	13%

Capital expenditures	$206.4	$200.1	$6.3	3%

The following table sets forth our net margin, excluding other revenues, by type of customer for the periods indicated:

	Nine Months Ended September 30,		Nine Months 2013 vs. 2012
Net Margin, Excluding Other Revenues	2013	2012	Increase (Decrease)
	(Millions of dollars)
Natural gas sales
Residential	$407.5	$375.3	$32.2	9%
Commercial and industrial	82.2	76.7	5.5	7%
Wholesale/public authority	3.6	2.9	0.7	24%

Net margin on natural gas sales	493.3	454.9	38.4	8%
Transportation margin	71.8	65.2	6.6	10%

Net margin, excluding other revenues	$565.1	$520.1	$45.0	9%

Our net margin on natural gas sales is comprised of two components, fixed and variable margin. Fixed margin reflects the portion of our net margin attributable to the monthly fixed customer charge component of our rates, which does not fluctuate based on customer usage in each period. Variable net margin reflects the portion of our net margin that fluctuates with the volumes delivered and billed, which includes volumetric delivery charges and charges for riders, surcharges and other regulatory mechanisms associated with the services we provide. We believe that the combination of the significant residential component of our customer base, the fixed charge component of our sales margin and our regulatory rate mechanisms in place result in a stable cash flow profile. The following table sets forth our net margin on natural gas sales by revenue type for the periods indicated:

	Nine Months Ended September 30,		Nine Months 2013 vs. 2012
Net Margin on Natural Gas Sales	2013	2012	Increase (Decrease)
	(Millions of dollars)
Net margin on natural gas sales
Fixed margin	$351.4	$326.5	$24.9	8%
Variable margin	141.9	128.4	13.5	11%

Net margin on natural gas sales	$493.3	$454.9	$38.4	8%

Net margin increased $43.6 million for the nine months ended September 30, 2013, compared with the same period last year, due primarily to the following:

•	an increase of $29.8 million from new rates in all three states;

•	an increase of $8.0 million due to higher sales volumes due primarily to colder than normal weather in Oklahoma and Kansas in 2013, compared with warmer than normal weather in 2012; and

•	an increase of $3.6 million from higher transportation volumes due primarily to higher demand from weather-sensitive customers in Kansas.

Operating costs increased $23.2 million for the nine months ended September 30, 2013, compared with the same period last year, due primarily to the following:

•	an increase of $17.0 million in employee-related expense, due primarily to higher pension costs resulting from a change in the estimated discount rate and higher labor costs;

•	an increase of $5.3 million in ad valorem tax expense primarily as a result of an increase in the level of ad valorem tax expense recovered in base rates, which is offset in net margin. In Kansas, actual ad valorem taxes incurred that differ from the level of ad valorem taxes recovered in base rates continue to be deferred and recovered or refunded through the AVTS; and

•	an increase of $2.4 million in bad debt expense as a result of increased revenues.

Capital Expenditures—Our capital expenditures program includes expenditures for pipeline integrity, automated meter reading, extending service to new areas, modifications to customer-service lines, increasing system capabilities, relocating facilities to accommodate government construction and replacements. It is our practice to maintain and upgrade facilities to ensure safe, reliable and efficient operations. Capital expenditures increased $6.3 million for the nine months ended September 30, 2013, compared with the same period last year, primarily as a result of extending service to new areas.

Our 2013 capital expenditures are expected to be approximately $286 million. Through our participation in ONEOK’s cash management program, we finance our capital expenditures. Following the separation, we expect to fund capital expenditures with cash flows from operations or proceeds from the incurrence of short- or long-term debt or from the issuance of equity.

Selected Operating Information—The following tables set forth certain selected information for our operations for the periods indicated:

	Nine Months Ended September 30,
Number of Customers	2013	2012
Residential	1,945,631	1,932,295
Commercial and industrial	155,391	154,430
Wholesale/public authority	2,761	2,739
Transportation	12,022	11,908

Total customers	2,115,805	2,101,372

	Nine Months Ended September 30,
Volumes (MMcf)	2013	2012
Natural gas sales
Residential	79,136	66,060
Commercial and industrial	24,806	21,108
Wholesale/public authority	3,092	5,388

Total volumes sold	107,034	92,556
Transportation	151,660	149,167

Total volumes delivered	258,694	241,723

Residential, commercial and industrial volumes increased for the nine months ended September 30, 2013, compared with the same period last year, due primarily to colder temperatures in 2013; however, the impact on margins was mitigated largely by weather-normalization mechanisms.

Year-Over-Year Results of Operations

Selected Financial Results—The following table sets forth certain selected financial results for the periods indicated:

	Years Ended December 31,			Variances 2012 vs. 2011		Variances 2011 vs. 2010
Financial Results	2012	2011	2010	Increase (Decrease)		Increase (Decrease)
	(Millions of dollars)
Natural gas sales	$1,252.0	$1,492.5	$1,687.4	$(240.5)	(16)%	$(194.9)	(12)%
Transportation revenues	88.8	90.9	91.5	(2.1)	(2)%	(0.6)	(1)%
Cost of natural gas	620.2	869.5	1,062.5	(249.3)	(29)%	(193.0)	(18)%

Net margin, excluding other revenues	720.6	713.9	716.4	6.7	1%	(2.5)	—%
Other revenues	35.8	37.9	38.5	(2.1)	(6)%	(0.6)	(2)%

Net margin	756.4	751.8	754.9	4.6	1%	(3.1)	—%
Operating costs	410.5	419.9	398.3	(9.4)	(2)%	21.6	5%
Depreciation and amortization	130.2	132.2	131.0	(2.0)	(2)%	1.2	1%

Operating income	$215.7	$199.7	$225.6	$16.0	9%	$(25.9)	(11)%

Capital expenditures	$272.0	$241.0	$217.9	$31.0	13%	$23.1	11%

A decrease in natural gas prices during the periods presented impacted our natural gas sales and cost of natural gas.

The following table sets forth our net margin, excluding other revenues, by type of customer for the periods indicated:

	Years Ended December 31			Variances 2012 vs. 2011		Variances 2011 vs. 2010
Net Margin, Excluding Other Revenues	2012	2011	2010	Increase (Decrease)		Increase (Decrease)
	(Millions of dollars)
Natural gas sales
Residential	$523.4	$510.5	$509.1	$12.9	3%	$1.4	—%
Commercial and industrial	103.8	107.9	111.1	(4.1)	(4)%	(3.2)	(3)%
Wholesale/public authority	4.6	4.6	4.7	—	—%	(0.1)	(2)%

Net margin on natural gas sales	631.8	623.0	624.9	8.8	1%	(1.9)	—%
Transportation margin	88.8	90.9	91.5	(2.1)	(2)%	(0.6)	(1)%

Net margin, excluding other revenues	$720.6	$713.9	$716.4	$6.7	1%	$(2.5)	—%

Our net margin on natural gas sales is comprised of two components, fixed and variable margin. Fixed margin reflects primarily the portion of our net margin attributable to the monthly fixed customer charge component of our rates, which does not fluctuate based on customer usage in each period. Variable net margin reflects the portion of our net margin that fluctuates with the volumes delivered and billed, which includes volumetric delivery charges and charges for riders, surcharges and other regulatory mechanisms associated with the services we provide. We believe that the combination of the significant residential component of our customer base, the fixed charge component of our sales margin and our regulatory rate mechanisms in place result in a stable cash flow profile. The following table sets forth our net margin on natural gas sales by fixed or variable margin for the periods indicated:

	Years Ended December 31,			Variances 2012 vs. 2011		Variances 2011 vs. 2010
Net Margin on Natural Gas Sales	2012	2011	2010	Increase (Decrease)		Increase (Decrease)
	(Millions of dollars)
Net margin on natural gas sales
Fixed margin	$439.3	$434.2	$431.4	$5.1	1%	$2.8	1%
Variable margin	192.5	188.8	193.5	3.7	2%	(4.7)	(2)%

Net margin on natural gas sales	$631.8	$623.0	$624.9	$8.8	1%	$(1.9)	—%

2012 vs. 2011—Net margin increased $4.6 million due primarily to the following:

•	an increase of $15.4 million from new rates in all three states; offset partially by

•	a decrease of $8.5 million due to expiration of the IMP rider, which allowed Oklahoma Natural Gas to recover certain deferred pipeline-integrity costs. This decrease is offset by lower regulatory amortization in depreciation and amortization expense; and

•	a decrease of $2.1 million from lower transportation volumes due to warmer weather resulting in lower sales to weather-sensitive customers in Kansas and Oklahoma that are not subject to weather normalization adjustments.

Operating costs decreased $9.4 million due primarily to the following:

•	a decrease of $14.8 million in share-based compensation costs from ONEOK common stock awarded in the prior year to employees as part of ONEOK’s stock award program and the appreciation in ONEOK’s share price during 2011. Subsequent to the separation, the Executive Compensation Committee of the ONE Gas Board of Directors will determine the type and amount of future share-based compensation for ONE Gas employees and nonemployee directors;

•	a decrease of $8.9 million in employee-related incentive and health benefit costs due to reduced short-term incentives and medical claims expenses; offset partially by

•	an increase of $5.4 million in pension costs as a result of the annual change in the estimated discount rate;

•	an increase of $4.8 million due primarily to expenses associated with outside services and pipeline maintenance due to pipeline-integrity testing and repairs; and

•	an increase of $5.0 million in claims costs due to increased litigation activity.

Depreciation and amortization expense decreased $2.0 million due primarily to a decrease of $8.5 million in regulatory amortization associated with the expiration of the IMP rider, offset partially by an increase of $6.1 million associated with additional capital expenditures.

2011 vs. 2010—Net margin decreased $3.1 million due primarily to the following:

•	a decrease of $5.9 million from lower sales volumes due to lower consumption by residential and commercial customers as a result of warmer than normal weather in Kansas in the first quarter of 2011;

•	a decrease of $4.9 million due to expiration of the IMP rider. This decrease was offset by lower regulatory amortization in depreciation and amortization expense; offset partially by

•	an increase of $4.0 million from new rates, rider recoveries and capital-recovery mechanisms in Texas and Kansas; and

•	an increase of $2.1 million from customer growth, primarily in Texas.

Operating costs increased $21.6 million due primarily to the following:

•	an increase of $13.2 million in share-based compensation costs from ONEOK common stock awarded to employees as part of ONEOK’s stock award program and the appreciation in ONEOK’s share price during 2011;

•	an increase of $8.1 million in employee-related incentive and health benefit costs due to increased short-term incentives and medical claims expenses; and

•	an increase of $3.2 million in pension costs as a result of the annual change in the estimated discount rate.

Depreciation and amortization expense increased due primarily to an increase of $6.4 million associated with additional capital expenditures, specifically investments in automated meter reading in Oklahoma, offset partially by a decrease of $4.9 million in regulatory amortization associated with the expiration of the IMP rider.

Our operating results also reflect increased interest expense due primarily to additional borrowings from ONEOK during the periods. The change in income tax expense results primarily from the changes in operating income and interest expense.

Capital Expenditures—Our capital expenditures program includes expenditures for pipeline integrity, automated meter reading, extending service to new areas, modifications to customer-service lines, increasing system capabilities and replacements. It is our practice to maintain and upgrade facilities to ensure safe, reliable and efficient operations.

Capital expenditures increased $31.0 million for 2012, compared with 2011, primarily as a result of increased spending on pipeline replacements. Capital expenditures increased for 2011, compared with 2010, primarily as a result of increased spending on pipeline replacements, offset partially by decreased spending on automated meter reading resulting from the completion of our initiative to install these devices in the major metropolitan areas in Oklahoma in 2010.

Our 2013 capital expenditures are expected to be approximately $286 million. Through our participation in ONEOK’s cash management program, we finance our capital expenditures. Following the separation, we expect to fund capital expenditures with cash flows from operations or proceeds from the incurrence of short- or long-term debt or from the issuance of equity.

Selected Operating Information—The following tables set forth certain selected information for the periods indicated:

	Years Ended December 31,
Number of Customers	2012	2011	2010
Residential	1,932,484	1,921,017	1,912,205
Commercial and industrial	154,252	154,475	154,921
Wholesale/public authority	2,737	2,730	2,701
Transportation	11,926	11,708	11,308

Total customers	2,101,399	2,089,930	2,081,135

	Years Ended December 31,
Volumes (MMcf)	2012	2011	2010
Natural gas sales
Residential	103,799	117,969	121,240
Commercial and industrial	31,459	35,172	36,434
Wholesale/public authority	6,135	3,287	12,060

Total volumes sold	141,393	156,428	169,734
Transportation	199,408	203,655	205,692

Total volumes delivered	340,801	360,083	375,426

Residential and commercial volumes decreased for 2012, compared with 2011, due primarily to warmer temperatures in 2012. Residential and commercial volumes decreased for 2011, compared with 2010, due primarily to warmer temperatures in the first quarter 2011. The impact on margins was mitigated largely by weather-normalization mechanisms.

Wholesale sales represent contracted natural gas volumes that exceed the needs of our residential, commercial and industrial customer base and are available for sale to other parties. The impact to net margin from changes in volumes associated with these customers is minimal.

Contingencies

Legal Proceedings—We are a party to various litigation matters and claims that have arisen in the normal course of our operations. While the results of litigation and claims cannot be predicted with certainty, we believe the reasonably possible losses from such matters, individually and in the aggregate, are not material. Additionally, we believe the probable final outcome of such matters will not have a material adverse effect on our results of operations, financial position or cash flows.

Liquidity and Capital Resources

We believe that obtaining and maintaining an investment-grade credit rating is prudent for our business as we seek to access the capital markets to finance capital investments. We intend to maintain strong credit metrics while we pursue a balanced approach to capital investment and a return of capital to shareholders via a dividend that we believe will be competitive with our peer group. The board of directors of ONEOK has historically declared quarterly dividends. Following the distribution, we anticipate that our board of directors will establish dividend practices that will be independent of ONEOK’s historic dividend practices. We expect to recommend to our board of directors a dividend payout ratio target in the range of          percent to              percent of our recurring earnings. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements, covenants associated with certain of our debt obligations, which may include maintaining certain debt to capital ratios, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors.

Historically, we have relied primarily on operating cash flow and participation in ONEOK’s cash management program for our liquidity and capital resource requirements. We have funded operating expenses and working capital requirements, including purchases of natural gas in storage, primarily with operating cash flow and short-term borrowing from ONEOK. Capital expenditures have been funded by short- and long-term borrowings from ONEOK as well as contributions from ONEOK.

We intend to enter into a credit facility and other financing arrangements intended to support our working capital requirements and general corporate needs after the separation. In connection with the separation, we expect that we will receive approximately $1.2 billion of cash from the issuance of debt securities. We expect to make a cash distribution of approximately $1.2 billion to ONEOK from the expected proceeds of these debt securities. The terms of our credit facility or other financing arrangements, the amount, type and term of the debt securities we will issue, and amount to be paid to ONEOK have not yet been determined, but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt securities ultimately issued could be different from the amount disclosed in this Information Statement.

For more information on our planned financing arrangements, please see the sections entitled “ONE Gas, Inc.—Unaudited Pro Forma Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We believe that the combination of the significant residential component of our customer base, the fixed-charge component of our natural gas sales net margin and our regulatory rate mechanisms that we have in place result in a stable cash flow profile. Because the energy consumption of residential customers is less volatile compared with commercial and industrial customers, our business historically has generated stable and predictable net margin. Additionally, we have several regulatory rate mechanisms in place to reduce the volatility of our cash flows and to allow for reduced lag in earning a return on our capital expenditures. For more information on our regulatory rate mechanisms, please see the section entitled “Business”. We anticipate that our cash flow generated from operations and our expected short- and long-term financing arrangements will enable us to maintain our current and planned level of operations and provide us flexibility to finance our infrastructure investments with short- or long-term debt, the issuance of equity or cash flows from operations.

Our ability to access capital markets for debt and equity financing under reasonable terms depends on market conditions and our financial condition and credit ratings. We expect to have credit ratings that are higher than ONEOK’s current credit ratings. We believe that stronger credit ratings will provide a significant advantage to our business. By maintaining a conservative financial profile and stable revenue base, we believe that we will be able to maintain an investment-grade credit rating higher than ONEOK’s current ratings, which we believe will provide us access to diverse sources of capital at more favorable rates in order to finance our infrastructure investments. Credit ratings agencies perform independent analysis when assigning credit ratings. A lower than anticipated initial credit rating or a downgrade of that rating would increase our future cost of borrowing and negatively affect our available liquidity.

Cash Flow Analysis

We currently utilize ONEOK’s centralized cash management program that concentrates the cash assets of its operating divisions and subsidiaries in joint accounts for the purpose of providing financial flexibility and lowering the cost of borrowing, transaction costs and bank fees. Under this cash management program, depending on whether we have a short-term cash surplus or cash requirement, we provide cash to ONEOK or ONEOK provides cash to us when necessary. Subsequent to the separation, we will maintain separate cash accounts from ONEOK, and our interest expense will relate only to our borrowings.

We use the indirect method to prepare our Statements of Cash Flows. Under this method, we reconcile net income to cash flows provided by operating activities by adjusting net income for those items that impact net income but may not result in actual cash receipts or payments during the period. These reconciling items include depreciation and amortization, deferred income taxes, provision for doubtful accounts, and changes in our assets and liabilities not classified as investing or financing activities.

Nine Months Over Nine Months

The following table sets forth the changes in cash flows by operating, investing and financing activities for the periods indicated:

	Nine Months Ended September 30,		Variances 2013 vs. 2012

	2013	2012	Increase (Decrease)
	(Millions of dollars)
Total cash provided by (used in):
Operating activities	$176.1	$224.2	$(48.1)
Investing activities	(205.3)	(199.8)	(5.5)
Financing activities	27.9	(26.2)	54.1

Change in cash and cash equivalents	(1.3)	(1.8)	0.5
Cash and cash equivalents at beginning of period	4.0	4.5	(0.5)

Cash and cash equivalents at end of period	$2.7	$2.7	$—

Operating Cash Flows—Operating cash flows are affected by earnings from our business activities. Changes in natural gas prices, changes in supply or increased competition from other service providers, could affect our earnings and operating cash flows.

Cash flows from operating activities, before changes in operating assets and liabilities, were approximately $215.8 million for the nine months ended September 30, 2013, compared with $192.5 million for the same period in 2012. The increase was due primarily to higher net margin resulting from new rates in all three states in which we operate and higher volumes attributable to the impact of weather on our customers’ consumption of natural gas offset partially by higher operating costs as discussed in “Financial Results and Operating Information.”

The changes in operating assets and liabilities decreased operating cash flows by approximately $39.7 million for the nine months ended September 30, 2013, compared with an increase of $31.7 million for the same period in 2012. This change is due primarily to an increase in natural gas in storage at September 30, 2013, due to increased storage injections associated with higher leased storage capacity. The change was also due to the collection and payment of trade receivables and payables and the timing of recovery of gas purchase costs through our purchased gas cost mechanisms, resulting from the timing of cash collections from customers and paid to vendors and suppliers, which vary from period to period.

Investing Cash Flows—The change in cash flows used in investing activities for the nine months ended September 30, 2013, compared with the same period in 2012, reflects a slight increase in capital expenditures, primarily as a result of extending service to new areas.

Financing Cash Flows—The change in cash flows from financing activities is the result of a decrease in distributions to ONEOK and an increase in borrowings on the short-term note payable to ONEOK to fund higher natural gas storage injections and capital expenditures.

Year Over Year

The following table sets forth the changes in cash flows by operating, investing and financing activities for the periods indicated:

				Variances
	Years Ended December 31,			2012 vs. 2011	2011 vs. 2010
	2012	2011	2010	Increase (Decrease)
	(Millions of dollars)
Total cash provided by (used in):
Operating activities	$196.6	$192.8	$233.4	$3.8	$(40.6)
Investing activities	(270.6)	(240.8)	(217.5)	(29.8)	(23.3)
Financing activities	73.5	50.5	(17.6)	23.0	68.1

Change in cash and cash equivalents	(0.5)	2.5	(1.7)	(3.0)	4.2
Cash and cash equivalents at beginning of period	4.5	2.0	3.7	2.5	(1.7)

Cash and cash equivalents at end of period	$4.0	$4.5	$2.0	$(0.5)	$2.5

Operating Cash Flows—Operating cash flows are affected by earnings from our business activities. Changes in natural gas prices and demand for our services or natural gas, whether because of general economic conditions, changes in supply or increased competition from other service providers, could affect our earnings and operating cash flows.

2012 vs. 2011—Cash flows from operating activities, before changes in operating assets and liabilities, were $288.7 million for 2012, compared with $308.9 million for 2011. The decrease resulted primarily from a refund of income taxes in 2011. The decrease was offset partially by higher margin resulting from new rates in all three states offset partially by the expiration of the IMP rider in Oklahoma and higher operating costs as discussed in “Financial Results and Operating Information.”

The changes in operating assets and liabilities decreased operating cash flows $92.1 million for 2012, compared with an decrease of $116.1 million for the same period in 2011. The change in operating assets and liabilities was due primarily to the collection and payment of trade receivables and payables and the timing of recovery of gas purchase costs through our purchased gas cost mechanisms, resulting from the timing of cash collections from customers and payments to vendors and suppliers, which vary from period to period.

2011 vs. 2010—Cash flows from operating activities, before changes in operating assets and liabilities, were $308.9 million for 2011, compared with $276.4 million for 2010. The increase resulted primarily from a refund of income taxes in 2011 compared with taxes paid in 2010. The increase was offset partially by lower natural gas sales net margin due to lower consumption by residential and commercial customers as a result of warmer than normal weather in Kansas in the first quarter 2011 and increased operating costs as discussed in “Financial Results and Operating Information.”

The changes in operating assets and liabilities decreased operating cash flows $116.1 million for 2011, compared with a decrease of $43.0 million for 2010. The change was due primarily to the collection and payment of trade receivables and payables and the timing of recovery gas purchase costs through our purchased gas cost mechanisms, resulting from the timing of cash collections from customers and payments to vendors and suppliers, which vary from period to period.

Investing Cash Flows—Cash used in investing activities increased for 2012, compared with 2011, due primarily to capital expenditures on pipeline replacements. Cash used in investing activities increased for 2011, compared with 2010, due primarily to capital expenditures on pipeline replacements offset partially by decreased spending on automated meter reading equipment.

Financing Cash Flows—The changes in cash flows from financing activities is the result of our participation in ONEOK’s cash management program and distributions to ONEOK.

Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2012:

	Contractual Obligations Due by Period
	(Millions of dollars)
	2013	2014-2015	2016-2017	Thereafter	Total
Long-term line of credit with ONEOK	$—	$—	$—	$1,027.6	$1,027.6
Short-term note payable to ONEOK	294.1	—	—	—	294.1
Long-term debt, including current maturities	0.2	—	—	1.3	1.5
Interest payments on debt	59.5	119.0	119.0	178.5	476.0
Firm transportation and storage capacity contracts	172.3	319.5	214.1	75.0	780.9
Natural gas purchase commitments	416.1	185.2	9.6	12.5	623.4
Employee benefit plans	11.5	11.5	13.0	—	36.0
Operating leases	2.5	3.2	2.7	4.5	12.9

Total	$956.2	$638.4	$358.4	$1,299.4	$3,252.4

Long-term line of credit with ONEOK and short-term note payable to ONEOK—Immediately prior to the contribution of the natural gas distribution business to ONE Gas, ONEOK is expected to contribute to the capital of the natural gas distribution business all of these amounts outstanding.

Long-term debt and interest payments on debt—We expect to incur an additional $1.2 billion of long-term debt in connection with the separation, which is not reflected in this table. The annual interest payments on this debt would be approximately $55 million at an assumed effective interest rate of 4.6 percent. Please see “Summary—The Separation” and our Unaudited Pro Forma Financial Statements included elsewhere in this Information Statement.

Firm transportation and storage contracts—We are party to fixed-price contracts providing us with firm transportation and storage capacity. The commitments associated with these contracts are recoverable through our purchased gas cost mechanisms as allowed by the applicable regulatory authority.

Natural gas purchase commitments—We are party to fixed-price and variable-price contracts for the purchase of natural gas. Estimated future variable-price natural gas purchase commitments are estimated based on market price information. Actual future variable-price purchase commitments may vary depending on market prices at the time of delivery. As market information changes daily and is potentially volatile, these values may change significantly. The commitments associated with these contracts are recoverable through our purchased gas cost mechanisms as allowed by the applicable regulatory authority.

Employee benefit plans—ONEOK has employee defined benefit retirement plans and welfare plans that provide postretirement medical and life insurance benefits covering certain employees, which we refer to as “Shared Plans.” The Shared Plans include participants who provide services directly to our operations, as well as employees who support our operations. We account for the Shared Plans as if they were multiemployer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. We will adopt and sponsor defined benefit retirement plans and other postretirement benefit plans that are consistent with the plans sponsored by ONEOK. Liabilities related to employee and retiree benefit plans generally will be assigned to ONEOK or us based on the individual’s last employment. We expect to fund our pension costs at a level needed to maintain or exceed the minimum funding levels required by the Employee Retirement Income Security Act of 1974, as amended, and the Pension Protection Act of 2006. See Note 2 (b) of the Notes to Unaudited Pro Forma Financial Statements for discussion of our expected employee benefit plans.

Operating leases—Our operating leases include leases for office space, pipeline equipment and vehicles.

Regulatory and Environmental Matters

We are subject to multiple historical, wildlife preservation and environmental laws and/or regulations that affect many aspects of our present and future operations. Regulated activities include but are not limited to those involving air emissions, storm water and wastewater discharges, handling and disposal of solid and hazardous wastes, wetland preservation, hazardous materials transportation, and pipeline and facility construction. These laws and regulations require us to obtain and/or comply with a wide variety of environmental clearances, registrations, licenses, permits and other approvals. Failure to comply with these laws, regulations, licenses and permits may expose us to fines, penalties and/or interruptions in our operations that could be material to our results of operations. In addition, emission controls and/or other regulatory or permitting mandates under the Clean Air Act and other similar federal and state laws could require unexpected capital expenditures at our facilities. We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional statutes or regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The EPA’s rule on air-quality standards titled, “National Emission Standards for Hazardous Air Pollutants for Reciprocating Internal Combustion Engines,” included a compliance date in October 2013. We do not expect expenditures required to comply with this rule to have a material impact on our results of operations, financial position or cash flows.

Additional information about our environmental matters is included in the sections entitled “Environmental and Safety Matters” and “Business” of this Information Statement and Note 9 of the Notes to Financial Statements in the Annual Audited Financial Statements included elsewhere in this Information Statement. We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition and results of operations. Our expenditures for environmental evaluation, mitigation, remediation and compliance to date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during the nine months ended September 30, 2013 or during 2012, 2011 and 2010. We do not expect to incur material expenditures for these matters in the future.

Estimates and Critical Accounting Policies

The preparation of our financial statements and related disclosures in accordance with GAAP requires us to make estimates and assumptions with respect to values or conditions that cannot be known with certainty that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenue and expenses during the reporting period. Although we believe these estimates and assumptions are reasonable, actual results could differ from our estimates.

The following summary sets forth what our management considers to be our most critical accounting policies. Our critical accounting policies, which are defined as those estimates and policies most important to the portrayal of our financial condition and results of operations and requiring management’s most difficult, subjective or complex judgment, particularly because of the need to make estimates concerning the impact of inherently uncertain matters.

Regulation

Our operations are subject to regulation with respect to rates, service, maintenance of accounting records and various other matters by the respective regulatory authorities in the states in which we operate. We account for the financial effects of the ratemaking and accounting practices and policies of the various regulatory commissions in our financial statements. We record regulatory assets for costs that have been deferred for which future recovery through customer rates is considered probable and regulatory liabilities when it is probable that revenues will be reduced for amounts that will be credited to customers through the ratemaking process. As a result, certain costs that would normally be expensed under GAAP are capitalized or deferred on the balance sheet because it is probable they can be recovered through rates. Discontinuing the application of this method of accounting for regulatory assets and liabilities could significantly increase our operating expenses as fewer costs would likely be capitalized or deferred on the balance sheet, which could reduce our net income. Further, regulation may impact the period in which revenues or expenses are recognized. The amounts to be recovered or recognized are based upon historical experience and our understanding of the regulations. The impact of regulation on our operations may be affected by decisions of the regulatory authorities or the issuance of new regulations.

For further discussion of regulatory assets and liabilities, see Note 4 of the Notes to Financial Statements in the Annual Audited Financial Statements included elsewhere in this Information Statement.

Impairment of Goodwill

We assess our goodwill for impairment at least annually as of July 1. Our goodwill impairment analysis performed as of July 1, 2013, utilized a qualitative assessment and did not result in an impairment charge nor did our analysis reflect any risk of impairment. Subsequent to that date, no event has occurred indicating that the implied fair value is less than the carrying value of our net assets. There were no impairment charges resulting from our 2012 or 2011 annual impairment tests. A decline of 10 percent in our estimated fair value would not have resulted in an impairment charge.

As part of our goodwill impairment test, we first assess qualitative factors (including macroeconomic conditions, industry and market considerations, cost factors and overall financial performance) to determine whether it is more likely than not that our fair value is less than our carrying amount. If further testing is necessary, we perform a two-step impairment test for goodwill. In the first step, an initial assessment is made by comparing our fair value with our book value, including goodwill. If the fair value is less than the book value, an impairment is indicated, and we must perform a second test to measure the amount of the impairment. In the second test, we calculate the implied fair value of the goodwill by deducting the fair value of all tangible and intangible net assets from the fair value determined in step one of the assessment. If the carrying value of the goodwill exceeds the implied fair value of the goodwill, we will record an impairment charge.

To estimate our fair value, we use two generally accepted valuation approaches, an income approach and a market approach, using assumptions consistent with a market participant’s perspective. Under the income approach, we use anticipated cash flows over a period of years plus a terminal value and discount these amounts to their present value using appropriate discount rates. Under the market approach, we apply acquisition multiples to forecasted cash flows. The acquisition multiples used are consistent with historical asset transactions. The forecasted cash flows are based on average forecasted cash flows over a period of years.

Our impairment tests require the use of assumptions and estimates such as industry economic factors and the profitability of future business strategies. If actual results are not consistent with our assumptions and estimates or our assumptions and estimates change due to new information, we may be exposed to future impairment charges.

See Note 1 of the Notes to Financial Statements in the Annual Audited Financial Statements included elsewhere in this Information Statement for our goodwill disclosure.

Pension and Postretirement Employee Benefits

ONEOK has employee defined benefit retirement plans and welfare plans that provide postretirement medical and life insurance benefits covering certain employees, which we refer to as “Shared Plans.” Liabilities related to employee and retiree benefit plans generally will be assigned based on the individual’s last employment, so each individual who (1) retired from ONEOK while providing services to the natural gas distribution segment, (2) is currently associated with the natural gas distribution business, or (3) will be assigned to ONE Gas in connection with the separation will have his or her benefit plan liabilities assigned to ONE Gas.

Employee and retiree benefit liabilities relating to all other personnel not meeting one of the three criteria above will remain the liability of ONEOK. Assets in the benefit plans are expected to be assigned in accordance with the applicable rules and regulations associated with the division of a single plan into separate plans. We expect to have defined benefit pension plans and postretirement welfare plans for certain employees. Following the separation and assignment of plan participants, our defined benefit plans are expected to be closed to new participants, and our postretirement welfare plans are expected only to subsidize costs for providing postretirement medical benefits for certain participants. The cost of providing these benefits to eligible current and former employees is subject to changes in the market value of our pension and postretirement benefit plan assets, changing demographics, including longer life expectancy of plan participants and their beneficiaries and changes in health care costs.

The Shared Plans include participants who provide services directly to our operations, as well as employees who support our operations. We account for the Shared Plans as if they were multiemployer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. We recognize a liability only for any required contributions to the Shared Plans that are accrued and unpaid at the balance sheet date. The related pension and postretirement expenses are allocated to us based primarily on plan participants that are part of our operations. These pension and postretirement benefit costs include amounts associated with vested participants who are no longer employees. ONEOK also charges us for the allocated cost of certain employees of ONEOK who provide general and administrative services on our behalf. ONEOK includes an allocation of the benefit costs associated with these ONEOK employees based upon its allocation methodology, not necessarily specific to the employees providing general and administrative services on our behalf. See Note 2 of the Notes to Financial Statements in the Annual Audited Financial Statements included elsewhere in this Information Statement for discussion of ONEOK’s allocation methodology.

ONEOK’s actuarial consultant calculates the expense related to these plans and uses statistical and other factors that attempt to anticipate future events. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases, age and employment periods. In determining the projected benefit costs, assumptions can change from period to period and may result in material changes in the costs we recognize related to plan participants who are direct employees who support our operations. See Note 7 of the Notes to Financial Statements in the Annual Audited Financial Statements included elsewhere in this Information Statement for additional information.

During 2012, we recorded net periodic benefit costs associated with direct employees who support our operations of $22.8 million and $16.6 million related to defined benefit pension plans and postretirement benefits, respectively. We estimate that in 2013, we will record net periodic benefit costs of $35.9 million related to defined benefit pension plans and $12.3 million related to postretirement benefits. In determining the 2013 estimated net periodic benefit costs for the postretirement benefits, ONEOK assumed a discount rate of 4.25 percent and an expected long-term return on plan assets of 8.25 percent. These costs are not necessarily indicative of the costs that we would have incurred had we been a stand-alone entity for these periods.

Revenue Recognition

For regulated deliveries of natural gas, we read meters and bill customers on a monthly cycle. We recognize revenues upon the delivery of natural gas commodity or services rendered to customers. Revenues are accrued for natural gas delivered and services rendered to customers, but not yet billed, based on estimates from the last meter reading date to month end (accrued unbilled revenue). The billing cycles for customers do not necessarily coincide with the accounting periods used for financial reporting purposes. We accrue unbilled revenues for natural gas that has been delivered but not yet billed at the end of an accounting period. Accrued unbilled revenue is based on a percentage estimate of amounts unbilled each month, which is dependent upon a number of factors, some of which require management’s judgment. These factors include customer consumption patterns and the impact of weather on usage.

Contingencies

Our accounting for contingencies covers a variety of business activities, including contingencies for legal and environmental exposures. We accrue these contingencies when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be reasonably estimated. We expense legal fees as incurred and base our legal liability estimates on currently available facts and our assessments of the ultimate outcome or resolution. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than the completion of a remediation feasibility study. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Our expenditures for environmental evaluation, mitigation, remediation and compliance to date have not been significant in relation to our financial position or results of operations, and our expenditures related to environmental matters had no material effect on earnings or cash flows for the nine months ended September 30, 2013 or 2012, or during 2012, 2011 and 2010. Actual results may differ from our estimates resulting in an impact, positive or negative, on earnings.

See Note 9 of the Notes to Financial Statements in the Annual Audited Financial Statements included elsewhere in this Information Statement for additional discussion of contingencies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk discussed below includes forward-looking statements. Our views on market risk are not necessarily indicative of actual results that may occur and do not represent the maximum possible gains and losses that may occur since actual gains and losses will differ from those estimated based on actual fluctuations in interest rates or commodity prices and the timing of transactions.

Commodity Price Risk

Our commodity price risk, driven primarily by fluctuations in the price of natural gas, is mitigated by our purchased-gas cost adjustment mechanism. We use derivative instruments to economically hedge the cost of anticipated natural gas purchases during the winter heating months to protect our customers from upward market price volatility of natural gas. Additionally, we inject natural gas into storage during the summer months and withdraw the natural gas during the winter heating season. Gains or losses associated with these derivative instruments and storage activities are included in, and recoverable through, the purchased-gas cost adjustment mechanism. These costs are subject to review by regulatory authorities as part of our purchased-gas cost adjustment mechanism.

Interest-Rate Risk

We are exposed to interest-rate risk primarily associated with new debt financing needed to fund capital requirements, including future contractual obligations and maturities of long-term and short-term debt. We are exposed to interest rate risk in the normal course of business primarily associated with new debt financing, which includes our anticipated $1.2 billion debt issuance. We expect to manage interest-rate risk on future borrowings through the use of fixed-rate debt, floating-rate debt and, at times, interest-rate swaps. Fixed-rate swaps may be used to reduce our risk of increased interest costs during periods of rising interest rates. Floating-rate swaps may be used to convert the fixed rates of long-term borrowings into short-term variable rates.

Counterparty Credit Risk

We assess the creditworthiness of our customers. Those customers who do not meet minimum standards are required to provide security, including deposits and other forms of collateral, when appropriate. With more than 2 million customers across three states, we are not exposed materially to a concentration of credit risk. We maintain a provision for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends, consideration of the current credit environment and other information. In most jurisdictions we are able to recover natural gas costs related to uncollectible accounts through purchased-gas cost mechanisms.

INDUSTRY OVERVIEW

The natural gas industry is primarily composed of four types of companies: exploration and production, gathering and processing, transmission and storage, and local distribution. Distribution represents the final step in delivering natural gas to customers. While some large industrial, commercial and electric-generation customers receive natural gas directly from high-capacity interstate and intrastate transmission pipelines, most users receive natural gas from a local distribution company, or LDC. LDCs are regulated natural gas utilities that deliver natural gas to consumers within a specific geographic area.

Local distribution companies typically transport natural gas from central delivery points located on interstate and intrastate transmission pipelines to households. The delivery point where the natural gas is transferred from a transmission pipeline to the local gas utility is often termed the “citygate.” Utilities take ownership of the natural gas at the citygate and deliver it to each individual customer’s meter through an extensive network of thousands of miles of small-diameter distribution pipe. The American Gas Association estimates that there are 2.4 million miles of distribution pipelines in the United States, serving more than 70 million households and businesses.

In contrast to natural gas transmission pipelines, the delivery of natural gas to its point of end-use by an LDC typically involves moving smaller volumes of gas through smaller diameter pipe at much lower pressures over shorter distances to a greater number of individual users, although certain high-volume customers require larger pipelines operating at higher pressures. Smaller-diameter pipe is also used to transport natural gas from the citygate to individual consumers. Because of the smaller volumes of natural gas to be moved, as well as the small-diameter pipe that is used, the pressure required to move natural gas through the distribution network is typically much lower than that found in the transmission pipelines. The lower the operating pressure of a pipeline, the less susceptible the pipeline is to rupturing.

Traditionally, local natural gas utilities have been awarded exclusive rights to distribute natural gas in a specified geographic area. State public utility commissions are charged with the oversight and regulation of local natural gas utilities. State regulation of local distribution companies has a variety of objectives, including ensuring adequate supply, dependable service and reasonable prices for consumers, while also providing utility companies the opportunity to earn a fair and reasonable return on their investments.

LDCs do not earn a profit from the price of natural gas supplied to their customers; rather, LDCs provide a delivery service at rates set by government regulators based on the cost of operating the delivery system, including the cost of capital. The delivery service rate is combined with the cost of the natural gas supplied to determine a customer’s bill. The most significant component of a customer’s bill is the cost of the natural gas supply, which fluctuates based on the price of natural gas. Approximately one-half to two-thirds of every dollar of an LDC’s utility revenue is used to recover the cost of the natural gas supplied.

Natural gas is believed by many to be a critical energy source for the future. The abundance of natural gas coupled with its environmental soundness and multiple applications across all sectors, means that natural gas is expected to continue to play an increasingly important role in meeting demand for energy in the United States.

In its Annual Energy Outlook 2013, the EIA projects that natural gas consumption will increase through 2040, primarily driven by increased use of natural gas in the industrial and electric power generation sectors. There are a number of factors that impact the long-term demand for natural gas, including: residential and commercial demand, driven primarily by residential heating applications; the price of electricity; the price of natural gas; energy efficiency; technological advances; state of the economy; use of natural gas for electric generation; use of natural gas in the transportation sector; and environmental regulations. An increasing demand for ethane, which is a component of unprocessed natural gas, in the petrochemical market will likely also drive the production of greater amounts of natural gas. Although natural gas demand in the transportation sector accounts for only a small part of total U.S. natural gas consumption, significant growth in demand is expected to be driven by continued low natural gas prices and regulatory incentives. The EIA projects demand for natural gas in the transportation sector to increase by a compound annual growth rate of 11.9 percent between 2011 and 2040, representing total demand in 2040 of just over 1 trillion cubic feet.

In the short term, demand for natural gas by LDC customers is impacted by the weather, fuel switching and the economy. Due to the extensive use of natural gas for heating and the increasing use of natural gas for power generation, the demand for natural gas is primarily seasonal, with demand peaks during the winter to meet heating load and in the summer to meet power-generation load.

In its Annual Energy Outlook 2013, the EIA projects that natural gas production will continue to increase, outpacing domestic consumption by 2019 and spurring net exports of natural gas. There are a number of factors that impact the long-term supply of natural gas, including, among others: the price of natural gas and crude oil; the level of drilling activity; drilling technology, including completion techniques known as hydraulic fracturing, or fracking; imports and exports of natural gas; and pipeline infrastructure.

The supply dynamics for natural gas have changed dramatically over the past decade, primarily due to the development of horizontal drilling technology and well-completion technology called hydraulic fracturing, which has enabled producers to access unconventional natural gas resources, such as natural gas in shale formations, which previously were not recoverable on an economical basis. The development of these unconventional natural gas resources has vastly expanded the supply of natural gas in the United States. Further, pipeline expansion has allowed various regions of the country, including the areas in which we operate, to access these new supply sources. The combination of new supply and pipeline expansions has led to a decline in natural gas prices and a tempering of extreme price movements during periods of peak demand.

We believe that the combination of the low cost and adequate supplies of natural gas will continue for the foreseeable future and will have a positive impact on our ability to provide our customers with natural gas service at a lower cost relative to other alternatives.

BUSINESS

As discussed above in the section entitled “The Separation,” only the natural gas distribution business of ONEOK will be included in the assets and liabilities transferred to us in connection with the distribution. The following description of our business describes our business as it will be conducted by us following the separation.

Our Business

We are one of the largest natural gas utilities in the United States in terms of customer count. We are the successor to the company founded in 1906 as Oklahoma Natural Gas Company. We are incorporated under the laws of the state of Oklahoma, and, following the separation, our common stock is expected to be listed on the NYSE under the trading symbol “OGS.” We are the largest natural gas distributor in Oklahoma and Kansas and the third largest natural gas distributor in Texas, providing service as a regulated public utility to wholesale and retail customers. Our largest natural gas distribution markets in terms of customers are Oklahoma City and Tulsa, Oklahoma; Kansas City, Wichita and Topeka, Kansas; and Austin and El Paso, Texas. We serve residential, commercial, industrial and transportation customers in all three states. In addition, we serve wholesale and public authority customers.

The following map reflects the areas in which we operate in Oklahoma, Kansas and Texas.

Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service distribute natural gas as public utilities to approximately 87 percent, 70 percent and 14 percent of the natural gas distribution customers in Oklahoma, Kansas and Texas, respectively.

The below table sets forth key statistics of our service territories as of and for the nine months ended September 30, 2013:

Key Service Territory Data	Oklahoma	Kansas	Texas	Total
Customers:	847,092	634,325	634,388	2,115,805
Residential	770,369	578,544	596,718	1,945,631
Commercial and industrial	72,108	50,199	33,817	155,391
Wholesale and public authority	—	18	2,743	2,761
Transportation	5,348	5,564	1,110	12,010
Miles of pipelines (approximate)	19,000	14,000	10,000	43,000

Our Competitive Strengths

We have a number of competitive strengths that we believe will contribute to the sustainability of our business and add value to all of our stakeholders, including our shareholders, customers and employees:

100 Percent Regulated Utility Focus

We will be a 100 percent regulated natural gas distribution company that serves three contiguous states—Oklahoma, Kansas and Texas. Unlike many other companies with natural gas distribution businesses, we do not have any operations outside of our natural gas utility business. We believe that we will be better positioned for long-term success following the separation because we will be able to focus our efforts on our core natural gas utility business, allowing us to deploy capital optimally and to promote steady and stable rate base and earnings-per-share growth, while delivering a competitive dividend to our shareholders.

Significant Scale

We serve approximately 2.1 million customers across three contiguous states—Oklahoma, Kansas and Texas. By customer count, we would be the third largest publicly traded natural gas LDC in the country as of December 31, 2012, according to our review of publicly available information. Our service territory includes several major cities including Tulsa, Oklahoma City, Topeka, Kansas City, Wichita, Austin and El Paso. The contiguous nature and proximity of our service territories allow for favorable economies of scale, while the size of our service territories offers significant regulatory and geographic diversity, with no single jurisdiction comprising more than 40 percent of our customers.

High-Quality Service Territories

Our service territories provide significant economic benefits to our business. According to the United States Department of Labor, the average unemployment rate of Oklahoma, Kansas, and Texas through August 2013 is estimated to be 5.9 percent, or 20 percent below the national average. Moreover, the three states containing our service territories are expected to experience a higher aggregate population growth rate through 2015 according to projections from the United States Census Bureau and state government agencies. We believe that the economic and demographic characteristics of our service territories position us to continue to deliver customer and rate base growth through investments focused on maintaining the safety and reliability of our existing infrastructure, as well as connecting new customers to our system.

Stability of Our Cash Flows

We believe that the combination of the significant residential component of our customer base, the fixed-charge component of our sales margin and our regulatory rate mechanisms in place result in a stable cash flow profile. Residential users accounted for 92 percent of our customers and 83 percent of our natural gas sales net margin in 2012. Approximately 70 percent of our natural gas sales net margin in 2012 was derived from fixed charges to our customers. Accordingly, our business historically has generated stable and predictable net margin. Additionally, we have several regulatory rate mechanisms in place to reduce the volatility of our cash flows and to allow for reduced lag in earning a return on our capital expenditures. For further information, see “Business—Regulatory Overview.”

Proximity to Natural Gas Resources

Our natural gas commodity costs are comprised of three primary components: the cost of natural gas, transportation fees and storage fees. The territories that we serve are located in close proximity to significant natural gas reserves in Oklahoma, Kansas and Texas. We believe that the location of our service territories and related distribution assets relative to these reserves provides us with diverse supply sources and a distinct and sustainable competitive advantage relative to other energy sources by reducing the total energy cost for four of the main energy consumers in our residential customers’ homes—furnaces, water heaters, cooktops and clothes dryers.

Strong Credit Metrics

We expect to have credit ratings that are higher than ONEOK’s current credit ratings. We believe that stronger credit ratings will provide a significant advantage to our business. By maintaining a conservative financial profile and stable revenue base, we believe that we will be able to maintain an investment-grade credit rating higher than ONEOK’s existing ratings, which we believe will provide us access to diverse sources of capital at more favorable rates in order to finance our infrastructure investments.

Experienced Management Team

Our management team has significant and deep experience in the natural gas utility and midstream industries, including operating, acquiring, constructing, developing and integrating LDC assets, and they understand the service requirements of our customers. Our management team focuses on maintaining open and on-going communications with our regulators, which we believe is beneficial in maintaining a constructive regulatory environment.

Our Strategy

Our primary business objective is to grow our business responsibly, enabling us to deliver an attractive total return to our shareholders over time and to maintain our financial stability. We intend to accomplish this objective by executing on the strategies listed below:

Focus on Safety of Employees, Contractors, the Public and the Environment

We are committed to pursuing a zero-incident safety culture with a focus on mitigating risk and eliminating incidents that may harm our employees, contractors, the public or the environment. Comparing 2009 with the year-to-date period ended August 31, 2013, we have experienced steady improvement across a number of key safety metrics, including a 55 percent reduction in our recordable incident rate and a 40 percent reduction in our preventable vehicle incident rate. In addition, the majority of our capital spending is focused on the safety, reliability and efficiency of our system.

Increase Our Achieved ROE

We continually seek to improve our achieved ROE through improved operational performance and regulatory mechanisms. For 2012, our achieved ROE was 8.3 percent across all of our service territories. The weighted-average regulatory ROE that we were allowed to earn during that same period was 10.0 percent. The difference between our achieved and allowed ROE is related primarily to regulatory lag. We make investments that increase our rate base and we incur increases in our costs that are above the amounts reflected in the rates we charge for our service. Additionally, we are not allowed recovery of certain costs we incur. The rates we charge are set in regulatory proceedings generally referred to as rate cases. The delay between the time such investments are made or increases in costs are incurred and the time that our rates are adjusted to reflect these investments and costs is referred to as regulatory lag. We have several mechanisms in place that reduce regulatory lag by allowing for adjustments to our rates between rate cases. In Oklahoma, we are under a performance-based rates mechanism , which provides for streamlined annual rate reviews between rate cases to ensure our achieved ROE remains within the established band of 10 percent to 11 percent. In Kansas, we are allowed to recover a return on and return of qualifying capital investments between rates cases under the Gas System Reliability Surcharge. In Texas, each of our jurisdictions allows us, on an annual basis, to (1) request cost-of-service adjustments to recover and earn a return on investments in rate base and certain changes in operating expenses or (2) recover a return on and return of capital investments between rates cases under the Gas Reliability Infrastructure Program. In addition, Texas Gas Service is allowed to accrue a rate of return, taxes and depreciation expense on safety-related plant replacements from the time the replacements are in service until the plant is reflected in base rates. For further information, please see the section entitled “Business—Regulatory Overview.” In addition, we have several initiatives underway to improve our operational performance. These initiatives include implementing technology that will result in increased productivity and lower operating expenses and restructuring our contractual agreements with third party contractors to reduce expenses.

Focus on Our Credit Metrics and Our Balanced Approach to Capital Management

We believe that maintaining an investment-grade credit rating is prudent for our business as we seek to access the capital markets to finance capital investments. We intend to maintain strong credit metrics while we pursue a balanced approach to capital investment and a return of capital to shareholders via a dividend that we believe will be competitive with our peer group.

Advocate Constructive Relationships with Key Stakeholders

We plan to continue our constructive relationships with all our key stakeholders, including our employees, customers, investors and regulators. Our strategy includes seeking outcomes in future rate cases that provide a fair return on our infrastructure investments, while also meeting the needs of our customers through low-cost, efficient and reliable service. In addition, we will continue our efforts to deliver on our strong record of safety and environmental compliance. We also seek to promote a diverse and inclusive workforce and to reward employees through a market-based compensation system.

Identify and Pursue Growth Opportunities

Our growth opportunities are primarily driven by capital investments related to safety and reliability enhancements to our existing system and the economic and population growth in our service territories. As a result of our commitment to enhance the integrity, reliability and safety of our existing infrastructure, we are making significant investments in our existing system, which leads to further growth of our rate base. In addition, as our service territories continue to experience economic growth, we expect to grow our rate base through capital investments in new service lines and main line extensions that we believe will allow us to meet the energy needs of new customers. As a result of overall trends in the natural gas and energy industries, we believe that the competitiveness of natural gas is increasing relative to other energy alternatives, which is creating new market opportunities for natural gas as an energy source within our existing service territories. Finally, we will continue to evaluate strategic acquisition opportunities based on our disciplined financial and operating approach, while weighing these alternatives against future investment opportunities with respect to our existing rate base.

Regulatory Overview

We are subject to the regulations and oversight of the state and local regulatory agencies of the territories in which we operate. Rates and charges for natural gas distribution services are established by the OCC for Oklahoma Natural Gas and by the KCC for Kansas Gas Service. Texas Gas Service is subject to regulatory oversight by the various municipalities that it serves, which have primary jurisdiction in their respective areas. Rates in unincorporated areas of Texas and all appellate matters are subject to regulatory oversight by the RRC. These regulatory authorities have the responsibility of ensuring that the utilities in their jurisdictions provide safe and reliable service at a reasonable cost, while providing utility companies the opportunity to earn a fair and reasonable return on their investments.

Generally, a utility’s rates and charges are established in rate case proceedings. Regulatory authorities may also approve mechanisms that allow for adjustments for specific costs or investments made between rate cases. Due to the nature of the regulatory process, there is an inherent lag between the time that a utility incurs additional costs and the setting of new rates to recover those costs.

Oklahoma Natural Gas currently operates under a performance-based rate change plan, which provides for streamlined annual rate reviews between rate cases and includes adjustments for incremental capital investment and certain expenses. Under this plan, we have a targeted ROE of between 10 percent and 11 percent. If our achieved ROE is below 10 percent, our base rates in Oklahoma are increased upon OCC approval to an amount necessary to restore the ROE to 10.5 percent. If our achieved ROE exceeds 11 percent, the portion of the earnings above 11 percent is shared with our customers, with our customers receiving the benefit of 75 percent of the earnings above 11 percent and our company receiving the benefit of the remaining 25 percent. Other regulatory mechanisms in Oklahoma include:

•	Purchase Gas Adjustment Clause—Oklahoma Natural Gas’ commodity costs are passed through to its customers without markup via the PGA. Any costs that result from natural gas that is used in operations and the fuel-related portion of bad debts are also recovered through the PGA.

•	Temperature Adjustment Clause—TAC is designed to reduce customers’ bills for the additional volumes used when the actual heating degree days exceed the normalized heating degree days and to increase the customers’ bills for volumes not used when actual heating degrees days are less than the normal heating degree days. The TAC is in effect for the months of November through April.

•	Energy Efficiency Programs—Oklahoma Natural Gas has been authorized to implement a slate of energy efficiency programs that range from customer education to appliance rebates designed to induce customers and potential customers to select more fuel efficient appliances. The costs associated with these programs and an incentive to offer these programs are recovered through a monthly surcharge on customer bills.

•	Rate Design for Residential Customers—Oklahoma Natural Gas is authorized to utilize a rate structure with two different rate choices. Rate Choice “A” is designed for customers whose annual normalized volume is less than 50 Dth. The tariff for these customers contains both a fixed monthly service charge and a per Dth delivery fee. Although a portion of the net margin for customers in Rate Choice “A” is dependent on usage, these customers use relatively small quantities of natural gas and therefore the net margin that is dependent on usage is not significant. Rate Choice “B” is designed for customers whose annual normalized volume is 50 Dth or greater. The tariff for these customers contains only a fixed monthly service charge. Currently, 68 percent of Oklahoma Natural Gas’ residential customers are on Rate Choice “B.”

•

Rate Design for Commercial and Industrial Customers—Oklahoma Natural Gas is authorized to utilize a rate structure with two different rate choices for its Small Commercial and Industrial, or SCI, customers. Rate Choice “A” is designed for SCI customers whose annual normalized volume is less than 40 Dth. The tariff for these customers contains both a fixed monthly service charge and a delivery fee. Rate Choice “B” is designed for SCI customers whose annual normalized volume is 40 Dth or greater but less than 150 Dth. The tariff for these customers contains only a fixed monthly service charge. All of Oklahoma Natural Gas’ Large Commercial and Industrial, or LCI, customers are on a fixed monthly service charge. Currently, 74 percent of Oklahoma Natural Gas’ commercial and industrial customers are on either SCI Rate Choice “B” or LCI.

•	Compressed Natural Gas, Rebate Program—The CNG Rebate Program is designed to promote and support the CNG market in the state of Oklahoma by offering rebates to residential CNG fueling stations and to Oklahoma residents who purchase dedicated and bi-fueled natural gas vehicles. The rebates are funded by a $0.25 per gasoline gallon equivalent surcharge that Oklahoma Natural Gas is authorized to collect on fuel purchased from a CNG dispenser owned by Oklahoma Natural Gas.

The monthly residential customer charge for Oklahoma Natural Gas is $13.21 for Rate Choice “A” customers and $28.76 for Rate Choice “B” customers. Approximately 81 percent of Oklahoma Natural Gas’ net margin from its sales customers is recovered from fixed charges.

Kansas Gas Service operates under a traditional regulatory framework, whereby periodic rate cases are filed with the KCC as needed to increase base rates in order for Kansas Gas Service to be permitted an opportunity to earn its authorized ROE. Other regulatory mechanisms in Kansas include the following:

•	Cost of Gas Rider and Annual Cost Adjustment—The COGR and ACA allow Kansas Gas Service to recover the actual cost of the natural gas it sells to its customers. The COGR includes a monthly estimate of the cost Kansas Gas Service incurs in transporting, storing and purchasing natural gas supply for its sales customers, the ACA and other charges and credits. The ACA is an annual component of the COGR that compares the cost of gas recovered through the COGR for the preceding year with the actual natural gas supply costs and the fuel-related portion of bad debts for the same period. Any over or under recovery is reflected in the subsequent year’s COGR.

•	Weather Normalization Adjustment—The WNA mechanism allows Kansas Gas Service to accrue the variation in net margin due to abnormal weather occurring from November through March. WNA is designed to reduce customers’ bills for the additional volumes used when the actual heating degree days exceed the normalized heating degree days and to increase the customers’ bills for the reduction in volumes used when actual heating degrees days are less than the normal heating degree days. Once a year, the amount of the adjustment is determined and is then applied to customers’ bills over the subsequent 12-month period.

•	Ad Valorem Tax Surcharge—The AVTS surcharge allows KGS to recover the difference each year between the property tax costs built into its rates and its actual property tax costs without having to file a rate case. The amount of the adjustment is determined annually and recovered over the subsequent 12 months as a change in the delivery-charge component.

•	Pension and Other Post Retirement Benefits Trackers—The Pension and OPEB Trackers allow Kansas Gas Service to track and defer for recovery in its next rate case the difference between the pension and OPEB costs included in base rates and actual expense as determined in accordance with generally accepted accounting principles.

•	Gas System Reliability Surcharge—The GSRS surcharge allows Kansas Gas Service the ability to begin recovering capital costs for qualifying infrastructure investments (i.e., pipeline safety projects and relocation projects) incurred each year in between rate case filings. After five annual filings, Kansas Gas Service is required to file a rate case or cease collection of the surcharge.

The monthly residential customer charge for Kansas Gas Service is $15.35. Approximately 53 percent of Kansas Gas Services’ net margin from its sales customers is recovered from fixed charges. Kansas experiences the highest heating degree days of all of the ONE Gas service territories, which brings a level of stability to net margin even though a significant portion is based on usage.

Texas Gas Service has grouped its customers into 10 service areas, each of which includes between 2 and 34 cities. Periodic rate cases are filed with the cities, or the RRC as needed, in order for Texas Gas Service to be permitted an opportunity to earn its authorized ROE. Other regulatory mechanisms and constructs in Texas include the following:

•	GRIP statute—In four service areas, comprising 81 percent of Texas Gas Service’s customers, the Texas Gas Service makes an annual filing under the GRIP statute, which allows it to recover return, taxes and depreciation on the annual net investment increase. After five annual GRIP filings, Texas Gas Service is required to file a full rate case. A full rate case may be filed at shorter intervals if desired by either the utility or the regulator.

•	Cost of Service Adjustment (“COSA”) filings—In five service areas, comprising 19 percent of its customers, Texas Gas Service makes an annual COSA filing. COSA tariffs permit Texas Gas Service to recover return, taxes and depreciation on the annual increases in net investment, as well as annual increases or decreases in certain expenses and revenues. Four of the COSAs have no cap on increases related to investment and have caps of 3.5 percent or the change in the Consumer Price Index for expense increases. One COSA caps all increases at the increase in the Consumer Price Index. A full rate case may be filed when desired by the utility or the regulator, but is not required.

•	WNA clause—Texas Gas Service employs WNA clauses in eight of its services areas, comprising 62 percent of its customers. In the single service area without WNA, Texas Gas Service recovers 84 percent of net margin from fixed charges, making revenues in this service area less weather-sensitive. WNA is designed to reduce customers’ bills for the additional volumes used when the actual heating degree days exceed the normalized heating degree days and to increase customers’ bills for the reduction in volumes used when actual heating degrees days are less than the normal heating degree days. The WNA is in effect from September through May.

•	Cost of Gas (“COG”) clause—In all service areas, Texas Gas Service recovers 100 percent of its gas costs, including interest on storage and the natural gas cost component of bad debts, via a COG mechanism, subject to a limitation of 5 percent on lost and unaccounted for natural gas. The COG is reconciled annually to compare the revenues recovered through the COG with the actual natural gas supply costs and any over or under recovery is refunded or recovered, as applicable, in the subsequent year.

•	Pension and OPEB—Texas Gas Service is authorized by statute to defer pension and other postretirement benefit costs that exceed the amount recovered in base rates, and to seek recovery of the deferred costs in a future rate case.

•	Pipeline-Integrity Testing Riders—Texas Gas Service recovers approximately 90 percent of its pipeline-integrity testing expenses via riders, with the remainder included in base rates.

•	Safety-Related Plant Replacements—Texas Gas Service is authorized by RRC rule to accrue a rate of return, taxes and depreciation expense on safety-related plant replacements from the time the replacements are in service until the plant is reflected in base rates, and to seek recovery of those accrued amounts in a future rate proceeding.

•	Energy Conservation Program—Texas Gas Service has an Energy Conservation Program in its Central Texas service area, comprising 37 percent of total customers. Under the program, Texas Gas Service collects approximately $2 million per year from customers to fund the program, which provides energy audits, weatherization and appliance rebates to promote energy efficiency.

The average monthly residential customer charge for Texas Gas Service is $12.71, and approximately 70 percent of Texas Gas Services’ net margin from its sales customers recovered from fixed charges.

Market Conditions and Seasonality

Supply. We purchased 140 Bcf and 163 Bcf of natural gas supply in 2012 and 2011, respectively. Our natural gas supply portfolio consists of long-term, seasonal and short-term contracts from a diverse group of suppliers. We award these contracts through competitive-bidding processes to ensure reliable and competitively priced natural gas supply. We acquire our natural gas supply from natural gas processors, natural gas marketers and natural gas producers.

An objective of our supply-sourcing strategy is to provide value to our customers through reliable, competitively priced and flexible natural gas supply and transportation purchases from multiple production areas and suppliers. This strategy is designed to mitigate the impact on our supply from physical interruption, financial difficulties of a single supplier, natural disasters and other unforeseen force majeure events, as well as to ensure these resources are reliable and flexible to meet the variations of customer demands.

We do not anticipate problems with securing natural gas supply to satisfy customer demand; however, if supply shortages were to occur, we have curtailment tariff provisions in place that allow us to reduce or discontinue natural gas service to large industrial users and to request that residential and commercial customers reduce their natural gas requirements to an amount essential for public health and safety. In addition, during times of critical supply disruptions, curtailments of deliveries to customers with firm contracts may be made in accordance with guidelines established by appropriate federal, state and local regulatory agencies.

Natural gas supply requirements are affected by weather conditions. In addition, economic conditions impact the requirements of our commercial and industrial customers. Natural gas usage per residential customer may decline as customers change their consumption patterns in response to a variety of factors, including:

•	more volatile and higher natural gas prices, as discussed above;

•	customers’ improving the energy efficiency of existing homes by replacing doors and windows and adding insulation, and replacing appliances with more efficient appliances;

•	more energy-efficient construction; and

•	fuel switching.

In each jurisdiction in which we operate, changes in customer-usage profiles are considered in the periodic redesign of our rates.

In managing our natural gas supply portfolios, we partially mitigate price volatility using a combination of financial derivatives and natural gas in storage. We have natural gas financial hedging programs that have been authorized by the regulatory authorities in each state in which we do business. We do not utilize financial derivatives for speculative purposes nor do we have trading operations associated with our business. As of September 30, 2013, we had 57.3 Bcf of natural gas storage capacity under lease with remaining terms ranging from one to five years and maximum allowable daily withdrawal capacity of approximately 1.5 Bcf. This storage capacity allows us to purchase natural gas during the off peak season and store it for use in the winter periods. Approximately 29 percent of our winter natural gas supply needs for our sales customers are expected to be supplied from storage.

Demand. See discussion below under “—Seasonality” and “—Competition” for factors affecting demand for our services.

Seasonality. Natural gas sales to residential and commercial customers are seasonal, as a substantial portion of their natural gas requirements are for heating. Accordingly, the volume of natural gas sales is higher normally during the months of November through March than in other months of the year. The impact on our margins resulting from weather that is above or below normal is offset partially through our weather normalization mechanisms. See discussion above under “—Regulatory Overview.”

Competition. We encounter competition based on customers’ preference for natural gas, compared with other energy alternatives and their comparative prices. We compete to supply energy for space and water heating, cooking, clothes drying and other general energy needs. Significant energy usage competition occurs between natural gas and electricity in the residential and small commercial markets. Customers and builders typically make the decision on the type of equipment, and therefore the energy source, at initial installation, generally locking in the chosen energy source for the life of the equipment. Changes in the competitive position of natural gas relative to electricity and other energy alternatives have the potential to cause a decline in consumption of natural gas or in the number of natural gas customers.

The Department of Energy issued a statement of policy that it will use full fuel-cycle measures of energy use and emissions when evaluating energy-conservation standards for appliances. In addition, the Environmental Protection Agency has determined that source energy is the most equitable unit for evaluating energy consumption. Assessing energy efficiency in terms of a full fuel-cycle or source-energy analysis, which takes all energy use into account, including transmission, delivery and production losses, in addition to energy consumed at the site, highlights the high overall efficiency of natural gas in residential and commercial uses compared with electricity.

The below table contains data related to the cost of our delivered gas relative to electricity based on current market conditions:

Natural Gas vs. Electricity	Oklahoma		Kansas		Texas
Average retail price of electricity / kWh(1)	9.62	¢	11.64	¢	11.31	¢
Natural gas price equivalent of electricity / Dth(1)	$28.19		$34.11		$33.15
ONE Gas delivered cost of natural gas / Dth(2)	$11.01		$10.51		$9.83
Natural gas advantage ratio(3)	2.6	x	3.3	x	3.4	x

(1)	Source: United States Energy Information Agency, www.eia.gov, for the eight-month period ended August 31, 2013.
(2)	Represents the average delivered cost of natural gas to a residential customer, including the cost of the natural gas supplied, fixed customer charge, delivery charges and charges for riders, surcharges and other regulatory mechanisms associated with the services we provide, for the nine-month period ended September 30, 2013.
(3)	Calculated as the ratio of the natural gas price equivalent per dekatherm of the average retail price of electricity per kilowatt hour to the ONE Gas delivered average cost of natural gas per dekatherm.

We are subject to competition from other pipelines for our large industrial and commercial customers, and this competition has and may continue to impact margins. Under our transportation tariffs, qualifying industrial and commercial customers are able to purchase their natural gas needs from the supplier of their choice and have us transport it for a fee. A portion of the transportation services that we provide are at negotiated rates that are below the maximum approved transportation tariff rates. Reduced rate transportation service may be negotiated when a competitive pipeline is in proximity or another viable energy option is available to the customer. Increased competition could potentially lower these rates.

Employees

Immediately following the separation, we anticipate employing approximately 3,100 people, including approximately 700 people at Kansas Gas Service who are subject to collective-bargaining agreements, as follows:

Union	Approximate Employees	Contract Expires
The United Steelworkers	400	October 28, 2016
International Brotherhood of Electrical Workers (IBEW)	300	June 30, 2014

Properties and Facilities

We own approximately 19,000 miles of pipeline and other natural gas distribution facilities in Oklahoma; approximately 14,000 miles of pipeline and other natural gas distribution facilities in Kansas; and approximately 10,000 miles of pipeline and other natural gas distribution facilities in Texas. In addition, we have 57.3 Bcf of natural gas storage capacity under lease, with maximum allowable daily withdrawal capacity of approximately 1.5 Bcf/d.

Legal Proceedings

We are a party to various litigation matters and claims that have arisen in the normal course of our operations. While the results of litigation and claims cannot be predicted with certainty, we believe the reasonably possible losses from such matters, individually and in the aggregate, are not material. Additionally, we believe the probable final outcome of such matters will not have a material adverse effect on our results of operations, financial position or cash flows.

ENVIRONMENTAL AND SAFETY MATTERS

Environmental Matters

We are subject to multiple historical, wildlife preservation and environmental laws and/or regulations, which affect many aspects of our present and future operations. Regulated activities include, but are not limited to, those involving air emissions, storm water and wastewater discharges, handling and disposal of solid and hazardous wastes, wetland preservation, hazardous materials transportation, and pipeline and facility construction. These laws and regulations require us to obtain and/or comply with a wide variety of environmental clearances, registrations, licenses, permits and other approvals. Failure to comply with these laws, regulations, licenses and permits may expose us to fines, penalties and/or interruptions in our operations that could be material to our results of operations. In addition, emission controls and/or other regulatory or permitting mandates under the Clean Air Act and other similar federal and state laws could require unexpected capital expenditures at our facilities. We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional statutes or regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Pipeline Safety

We are subject to PHMSA regulations, including integrity-management regulations. The Pipeline Safety Improvement Act requires pipeline companies operating high-pressure pipelines to perform integrity assessments on pipeline segments that pass through densely populated areas or near specifically designated high-consequence areas. In January 2012, The Pipeline Safety, Regulatory Certainty and Job Creation Act was signed into law. The new law increased maximum penalties for violating federal pipeline safety regulations and directs the DOT and Secretary of Transportation to conduct further review or studies on issues that may or may not be material to us. These issues include but are not limited to the following:

•	an evaluation on whether natural gas pipeline integrity-management requirements should be expanded beyond current high-consequence areas;

•	a verification of records for pipelines in class 3 and 4 locations and high-consequence areas to confirm maximum allowable operating pressures; and

•	a requirement to test previously untested pipelines operating above 30 percent yield strength in high-consequence areas.

The potential capital and operating expenditures related to this legislation, the associated regulations or other new pipeline safety regulations are unknown.

Air and Water Emissions

The Clean Air Act, the Clean Water Act, analogous state laws and/or regulations promulgated thereunder, impose restrictions and controls regarding the discharge of pollutants into the air and water in the United States. Under the Clean Air Act, a federally enforceable operating permit is required for sources of significant air emissions. We may be required to incur certain capital expenditures for air-pollution-control equipment in connection with obtaining or maintaining permits and approvals for sources of air emissions. The Clean Water Act imposes substantial potential liability for the removal of pollutants discharged to waters of the United States and remediation of waters affected by such discharge.

Federal, state and regional initiatives to measure and regulate greenhouse gas emissions are under way. We monitor all relevant federal and state legislation to assess the potential impact on our operations. The EPA’s Mandatory Greenhouse Gas Reporting Rule requires annual greenhouse gas emissions reporting as carbon dioxide equivalents from affected facilities and for the natural gas delivered by us to our natural gas distribution customers who are not otherwise required to report their own emissions. Our 2012 total reported emissions were approximately 11.9 million metric tons of carbon dioxide equivalents. This total includes the carbon dioxide equivalents from natural gas delivered to customers as if all such gas were combusted and the carbon dioxide equivalents of certain fugitive methane emissions from our pipelines. The additional cost to gather and report this emission data did not have, and we do not expect it to have, a material impact on our results of operations, financial position or cash flows. In addition, Congress has considered, and may consider in the future, legislation to reduce greenhouse gas emissions, including carbon dioxide and methane. Likewise, the EPA may institute additional regulatory rulemaking associated with greenhouse gas emissions. At this time, no rule or legislation has been enacted that assesses any costs, fees or expenses on any of these emissions.

The EPA’s rule on air-quality standards titled, “National Emission Standards for Hazardous Air Pollutants for Reciprocating Internal Combustion Engines” included a compliance date in October 2013. We do not expect expenditures required to comply with this rule to have a material impact on our results of operations, financial position or cash flows.

CERCLA

The federal Comprehensive Environmental Response, Compensation and Liability Act, also commonly known as Superfund, imposes strict, joint and several liability, without regard to fault or the legality of the original act, on certain classes of “persons” (defined under CERCLA) that caused and/or contributed to the release of a hazardous substance into the environment. These persons include but are not limited to the owner or operator of a facility where the release occurred and/or companies that disposed or arranged for the disposal of the hazardous substances found at the facility. Under CERCLA, these persons may be liable for the costs of cleaning up the hazardous substances released into the environment, damages to natural resources and the costs of certain health studies. We do not expect that our responsibilities under CERCLA will have a material impact on our respective results of operations, financial position or cash flows.

Pipeline Security

The United States Department of Homeland Security’s Transportation Security Administration issued updated pipeline security guidelines in April 2012. Our pipeline facilities have been reviewed according to the current guidelines and no material changes have been required to date.

Environmental Footprint

Our environmental and climate change strategy focuses on taking steps to minimize the impact of our operations on the environment. These strategies include: (1) developing and maintaining an accurate greenhouse gas emissions inventory according to current rules issued by the EPA; (2) improving the efficiency of our various pipelines; (3) following developing technologies for emission control; and (4) utilizing practices to reduce the loss of methane from our facilities.

We participate in the EPA’s Natural Gas STAR Program to voluntarily reduce methane emissions. We continue to focus on maintaining low rates of lost-and-unaccounted-for natural gas through expanded implementation of best practices to limit the release of natural gas during pipeline and facility maintenance and operations.

MANAGEMENT

Executive Officers Following the Distribution

While some of our expected executive officers are currently officers and employees of ONEOK, upon the separation and distribution, none of these individuals will continue to be employees of ONEOK. The following table sets forth information regarding individuals who are expected to serve as our executive officers following the distribution.

Name	Age*	Position
Pierce H. Norton II	53	President, Chief Executive Officer, Director
Curtis L. Dinan	46	Senior Vice President, Chief Financial Officer, and Treasurer
Joseph L. McCormick	54	Senior Vice President, General Counsel, and Assistant Secretary
Caron A. Lawhorn	52	Senior Vice President, Commercial
Gregory A. Phillips	50	Senior Vice President, Operations

*	As of November 1, 2013

Pierce H. Norton II is expected to become our president and chief executive officer and a director of the company. Since January 1, 2013, Mr. Norton served as executive vice president, commercial, of ONEOK and ONEOK Partners from January 1, 2013, and prior to that was executive vice president and chief operating officer of ONEOK and ONEOK Partners from January 1, 2012, to December 31, 2012. In 2011, Mr. Norton served as chief operating officer of ONEOK and was responsible for ONEOK’s natural gas distribution and energy services business segments, as well as the environment, safety and health, and technical services organizations. Previously, from July, 2009 to March, 2011 he was president of ONEOK’s distribution companies, Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, each of which will become a part of the company following the distribution, and was executive vice president of natural gas, with responsibility for all natural gas pipelines and the natural gas gathering and processing businesses within ONEOK Partners. He began his natural gas industry career in 1982 at Delhi Gas Pipeline, a subsidiary of Texas Oil and Gas Corporation. He later worked for American Oil and Gas with operational responsibilities for natural gas gathering and processing, and intrastate and interstate pipelines. He then worked for KN Energy as vice president and general manager of the Heartland Region, before moving to Bear Paw Energy as vice president of business development. In 2002, he was named president of Bear Paw Energy, now ONEOK Rockies Midstream, a subsidiary of ONEOK Partners. Mr. Norton earned a Bachelor of Science degree in mechanical engineering in 1982 from the University of Alabama in Tuscaloosa. He also is a graduate of the Harvard Business School’s Advanced Management Program.

Curtis L. Dinan is expected to become our senior vice president, chief financial officer and treasurer. Since March 2011, he has served as senior vice president, natural gas of ONEOK Partners with responsibility for ONEOK Partners’ commercial activities in its natural gas gathering and processing and natural gas pipelines segments. From January 2007 until March 2011, Mr. Dinan was senior vice president, chief financial officer and treasurer of ONEOK and ONEOK Partners. Mr. Dinan was also a member of the ONEOK Partners board of directors of Directors from October 2007 until March 2011. He joined ONEOK in 2004 as vice president and chief accounting officer, after being an audit partner with both Arthur Andersen LLP and Grant Thornton LLP. Mr. Dinan has served on the boards of directors of the Interstate Natural Gas Association of America and the Texas Pipeline Association. Mr. Dinan is a member of the American Institute of Certified Public Accountants and the Oklahoma Society of CPAs. Mr. Dinan earned Bachelor of Arts degrees in both accounting and business administration in 1989 from Drury University. He also is a graduate of the Harvard Business School’s Advanced Management Program.

Joseph L. McCormick is expected to become our senior vice president, general counsel and assistant secretary. Since January 2008 he served as vice president and associate general counsel of ONEOK and was responsible for legal matters of ONEOK’s natural gas distribution segment—Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, each of which will become a part of our company following the distribution. Mr. McCormick joined ONEOK in 2003 as the managing attorney of Oklahoma Natural Gas. Prior to that, he served as an assistant attorney general with the Oklahoma attorney general’s office and as an assistant general counsel with the Oklahoma Insurance Department. Mr. McCormick is a graduate of Leadership Tulsa—Class 46. He also has served as a board member of the Oklahoma Individual Self-Insured Guaranty Fund, the Urban League of Greater Oklahoma City, the Lyric Theatre and the Oklahoma Huntington Disease Society. Mr. McCormick is a member of the Oklahoma Bar Association and the Association of Corporate Counsel. Mr. McCormick earned a Bachelor of Arts degree in public administration in 1984 from the University of Central Oklahoma in Edmond and a Juris Doctorate in 1987 from the University of Oklahoma College of Law in Norman.

Caron A. Lawhorn is expected to become our senior vice president of commercial natural gas distribution. Since January 2013, she served as senior vice president, commercial, natural gas distribution of ONEOK. From March 2011 to December 2012, she was president of ONEOK’s distribution companies. In 2009, she was named senior vice president, corporate planning and development of ONEOK and ONEOK Partners, responsible for business development, strategic and long-range planning and capital investment. She was named senior vice president and chief accounting officer of ONEOK in 2007, adding responsibility for ONEOK Partners in 2008. Prior to that, she was senior vice president of financial services and treasurer of ONEOK from 2005 to 2006. She joined ONEOK in 1998 as manager of auditing, after serving as a senior manager at KPMG and chief financial officer of Emergency Medical Services Authority in Tulsa. She is a member of the American Institute of Certified Public Accountants, the boards of directors of the Southern Gas Association and the Tulsa Area United Way and is executive chair of the board of trustees of Saint Simeon’s Episcopal Home. Ms. Lawhorn earned her Bachelor of Science degree in business administration from the University of Tulsa, where she was named an Outstanding Alumna in the College of Business. She also is a graduate of the Harvard Business School’s Advanced Management Program, as well as of the Leadership Oklahoma and Leadership Tulsa programs.

Gregory A. Phillips is expected to become our senior vice president of operations. Since January 2013, he has served as senior vice president, operations, natural gas distribution of ONEOK. From March 2011 to December 2012, he was president of Oklahoma Natural Gas Company. He was president of Texas Gas Service from July 2008 until March 2011. Mr. Phillips joined Oklahoma Natural Gas in 1986 as an engineer trainee. He has held several operational roles, including manager of operations of ONEOK Gas Transportation and ONEOK WesTex Transmission; vice president of natural gas supply of ONEOK Field Services; and regional vice president of Texas Gas Service in Austin. Mr. Phillips earned a Bachelor of Science degree in petroleum engineering in 1985 from the University of Tulsa.

Board of Directors Following the Distribution

The following sets forth information with respect to those persons, in addition to Mr. Norton, who are expected to serve on our board of directors (our “board of directors”) following the completion of the distribution. The nominees will be presented to our sole shareholder, ONEOK, for election prior to the distribution. We intend to name and present additional nominees for election prior to the distribution.

Name	Age*	Class	Position(s)
John W. Gibson	61		Non-Executive Chairman Director
Pierce H. Norton II	53		Director

* As of November 1, 2013.

John W. Gibson is expected to become non-executive chairman of our board of directors. He is also expected to become non-executive chairman of the board of directors of each of ONEOK and ONEOK Partners.

He most recently served as chief executive officer of ONEOK and as chief executive officer of ONEOK Partners GP, L.L.C., the general partner of ONEOK Partners, from 2007 to                 ,     . From 2005 until May 2006, he was president of ONEOK Energy Companies, which included ONEOK’s gathering and processing, natural gas liquids, pipelines, and storage and energy services business segments, some of which were acquired by ONEOK Partners in April 2006. Prior to that, he was ONEOK’s president, energy, from May 2000 to 2005. Mr. Gibson joined ONEOK in May 2000 from Koch Energy, Inc., a subsidiary of Koch Industries, where he was an executive vice president. His career in the energy industry began in 1974 as a refinery engineer with Exxon USA. He spent 18 years with Phillips Petroleum Company in a variety of domestic and international positions in its natural gas, natural gas liquids and exploration and production businesses, including vice president of marketing of its natural gas subsidiary GPM Gas Corp. He holds an engineering degree from Missouri University of Science and Technology, formerly known as the University of Missouri at Rolla. Mr. Gibson also serves on the board of directors of BOK Financial Corporation. Mr. Gibson has served in a variety of roles of continually increasing responsibility at ONEOK since 2000, ONEOK Partners GP, L.L.C. since 2004 and, prior to 2000, at Koch Energy, Inc., Exxon USA and Phillips Petroleum. In these roles, Mr. Gibson has had direct responsibility for and extensive experience in strategic and financial planning, acquisitions and divestitures, operations, management supervision and development, and compliance. As the executive responsible for numerous merger and acquisition transactions over the course of his career, Mr. Gibson has significant experience in assessing acquisition opportunities and in structuring, financing and completing merger and acquisition transactions. Over the course of his lengthy career in a variety of sectors of the oil and gas industry, Mr. Gibson has gained extensive management and operational experience and has demonstrated a strong track record of leadership, strategic vision and risk management.

Pierce H. Norton II is expected to become a member of our board of directors. Information regarding Mr. Norton’s employment and qualifications to serve on our board is set forth above under the section entitled “—Executive Officers Following the Distribution.”

Committees

Effective upon the completion of the distribution, our board of directors will have the following committees:

The Audit Committee

The Audit Committee will represent and assist our board of directors with the oversight of the integrity of our financial statements and internal controls, our compliance with legal and regulatory requirements, the independence, qualifications and performance of our independent registered public accounting firm and the performance of our internal audit function. The responsibilities of the Audit Committee include:

•	appointing, compensating and overseeing our independent auditor;

•	reviewing the scope, plans and results relating to the internal and external audits and our financial statements;

•	monitoring and evaluating our financial condition;

•	monitoring and evaluating the integrity of our financial reporting processes and procedures;

•	assessing our significant financial risks and exposures and evaluating the adequacy of our internal controls in connection with such risks and exposures, including, but not limited to, internal controls over financial reporting and disclosure controls and procedures;

•	reviewing policies and procedures on risk-control assessment and accounting risk exposure, including our companywide risk-control activities and our business-continuity and disaster-recovery plans; and

•	monitoring our compliance with our policies on ethical business conduct.

Following the separation,                      will be the chairman of our audit committee, and the other members of our audit committee will be Messrs.                     ,                      and                     , each of whom our board of directors has determined is an independent director. Our board of directors has determined that                      is an “audit committee financial expert” under the requirements of the NYSE and the SEC.

The Executive Compensation Committee

Our Executive Compensation Committee is responsible for establishing and periodically reviewing our executive compensation policies and practices. This responsibility includes:

•	evaluating, in consultation with our Corporate Governance Committee, the performance of our chief executive officer, and recommending to our board of directors the compensation of our chief executive officer and our other senior executive officers;

•	reviewing and approving, in consultation with our Corporate Governance Committee, the annual objectives of our chief executive officer;

•	reviewing our executive compensation program to ensure the attraction, retention and appropriate compensation of executive officers in order to motivate their performance in the achievement of our business objectives and to align their interests with the long-term interests of our shareholders;

•	assessing the risks associated with our compensation program; and

•	reviewing and making recommendations to the full board of directors on executive officer and director compensation and personnel policies, programs and plans.

Following the separation,                      will be the chairman of our Executive Compensation Committee, and the other members of our Executive Compensation Committee will be Messrs.                     ,                      and                     , each of whom our board of directors has determined is an independent director.

The Corporate Governance Committee

Our Corporate Governance Committee is responsible for overseeing our company’s governance, including the selection of directors and our board of directors’ practices and effectiveness. These responsibilities include:

•	identifying and recommending qualified director candidates, including qualified director candidates suggested by our shareholders in written submissions to our corporate secretary in accordance with our corporate governance guidelines and our bylaws or in accordance with the rules of the SEC;

•	making recommendations to our board of directors with respect to electing directors and filling vacancies on our board of directors;

•	adopting an effective process for director selection and tenure by making recommendations on our board of directors’ organization and practices and by aiding in identifying and recruiting director candidates;

•	reviewing and making recommendations to our board of directors with respect to the organization, structure, size, composition and operation of our board of directors and its committees;

•	in consultation with the Chairman of our board of directors and chief executive officer and the Executive Compensation Committee, overseeing management succession and development; and

•	reviewing, assessing risk and making recommendations with respect to other corporate governance matters.

Following the separation,                      will be the chairman of our Corporate Governance Committee, and the other members of our Corporate Governance Committee will be Messrs.                     ,                      and                     , each of which our board of directors has determined is an independent director.

The Executive Committee

In the intervals between meetings of our board of directors, the Executive Committee may, except as otherwise provided in our bylaws and applicable law, exercise the powers and authority of the full board of directors in the management of our property, affairs and business. The function of this committee is to act on major matters where it deems action appropriate, providing a degree of flexibility and ability to respond to time-sensitive business and legal matters without calling a special meeting of our full board of directors. The Executive Committee reports to our board of directors at its next meeting on any actions taken by the committee.

EXECUTIVE COMPENSATION

ONE Gas is currently part of ONEOK and not an independent company, and its compensation committee has not yet been constituted. Decisions as to the past compensation of those who currently serve as its officers have been made by ONEOK. This Compensation Discussion and Analysis discusses these historical compensation practices and outlines certain aspects of ONE Gas’ anticipated compensation structure for its executive officers following the separation.

The five persons who we expect will be our named executive officers as of the separation and distribution, and information regarding their compensation, will be included in a subsequent amendment. For purposes of the following Compensation Discussion and Analysis, we refer to them collectively as our “Named Executive Officers.” Our expectation is that, prior to the separation, each of our Named Executive Officers will have been employed by ONEOK or its subsidiaries; therefore, the information that will be provided for the years 2012, 2011 and 2010 reflects compensation earned at ONEOK or its subsidiaries and the design and objectives of the executive compensation programs in place prior to the separation.

Compensation decisions for our Named Executive Officers prior to the separation will be made by ONEOK. To the extent such persons are senior officers of ONEOK, the decisions will be made by the Executive Compensation Committee of ONEOK (the “Committee”), which is composed entirely of independent directors. Executive compensation decisions following the separation will be made by the Executive Compensation Committee of ONE Gas (our “Executive Compensation Committee”). While ONE Gas has discussed its anticipated programs and policies with the Committee, they remain subject to the review and approval of our Executive Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis addresses the following three subjects:

•	ONEOK’s 2012 executive compensation programs at ONEOK as applied to our Named Executive Officers;

•	Effects of the separation on outstanding executive compensation awards for our Named Executive Officers; and

•	ONE Gas’s anticipated executive compensation programs.

ONEOK’s 2012 Executive Compensation

Specific Compensation Program Features—Historical

ONEOK’s compensation philosophy and related governance features are complemented by several specific elements that are designed to align its executive compensation with long-term shareholder interests.

•	The main objectives of ONEOK’s compensation program are to pay for performance, to align its executive officers’ interests with those of its shareholders and to attract and retain qualified executives;

•	The Committee makes all compensation decisions regarding ONEOK’s named executive officers that are then submitted to the full board of directors for ratification;

•	The Committee is composed solely of independent directors;

•	ONEOK provides the following primary elements of compensation for its named executive officers: base salary, short-term cash incentive and long-term equity-based incentives;

•	ONEOK references the median level of the market when determining all elements of compensation with the possibility of above-market short-term incentive and long-term incentive payments for executive and company performance that exceeds expectations;

•	ONEOK implements a pay-for-performance philosophy with a short-term incentive program that provides for cash payments based on achievement of financial and operational goals established annually by the Committee;

•	ONEOK encourages alignment of its named executive officers’ interests with those of its shareholders through the award of performance-based long-term incentive equity grants;

•	ONEOK’s executive officers, including the named executive officers, receive no significant perquisites or other personal benefits;

•	ONEOK has market competitive stock ownership guidelines for its executive officers, including the named executive officers;

•	ONEOK has adopted clawback provisions that permit the Committee to use appropriate discretion to seek recoupment of grants of performance units (including any shares earned and the proceeds from any sale of such shares) and short-term cash incentive awards paid to employees in the event of any fraud, negligence or intentional misconduct by such employees that is determined to be a contributing factor to its having to restate all or a portion of its financial statements;

•	ONEOK’s board has adopted a policy prohibiting all employees, including the named executive officers, and members of its board of directors, from selling short or engaging in transactions in put or call options relating to securities of ONEOK. This policy was adopted as a sound governance practice;

•	The Committee engages an independent executive compensation consultant to provide advice and expertise on its executive and director compensation program design and implementation. The Committee’s independent executive compensation consultant, Meridian Compensation Partners, is retained directly by the Committee and performs no other services for ONEOK;

•	The Committee regularly meets in executive session with and without the representatives of the Committee’s independent executive compensation consultant; and

•	The Committee conducts an annual review and approval of ONEOK’s compensation program to ensure that the risks arising from the program are not reasonably likely to have a material adverse effect on ONEOK.

Specific Compensation Program Features—Going Forward

We expect that the features of our executive compensation programs initially will be similar to those in place at ONEOK immediately prior to the separation. Following the separation, our Executive Compensation Committee will consider, develop and refine our compensation structure, practices and procedures in order to effectively meet our business needs and goals and to attract and retain qualified executives.

Executive Compensation Philosophy—Historical

ONEOK’s executive compensation philosophy is based on the following core elements: paying for performance and providing a competitive compensation package to attract and retain qualified executives, while ensuring that its compensation program does not provide incentives for excessive risk taking.

Pay-for-Performance

ONEOK structures its compensation program to align the interests of its employees, including its named executive officers, with the interests of its shareholders. A significant part of each executive’s pay is “at risk,” in the form of an annual short-term incentive award and long-term, equity-based incentive grants. The amount of the annual short-term incentive award paid depends on ONEOK’s performance against financial and operating objectives, as well as the executive meeting key leadership, development and performance standards. The portion of ONEOK’s executives’ compensation in the form of equity awards ties their compensation directly to creating shareholder value over the long term.

Competitive Pay

When targeted levels of performance are achieved, ONEOK seeks to pay experienced executives at approximately the median level of total compensation for energy companies and other organizations with which ONEOK competes for executive talent. In certain circumstances, ONEOK may target pay above or below the competitive median. For example, to recognize an executive’s unique qualifications or performance, ONEOK may choose to set the executive’s expected pay level above the median; however, if the executive is new to the role, ONEOK may set his or her expected pay below the median level.

ONEOK’s compensation program is designed with the following principles in mind:

•	pay its employees equitably and fairly relative to one another and industry peers based on their responsibilities, capabilities, experience, performance demonstrated and market conditions;

•	motivate its executives to perform with the highest integrity for the benefit of its shareholders;

•	conduct its business and manage its assets in a safe and environmentally responsible manner;

•	promote a non-discriminatory work environment that enables it to benefit from the diversity of thought that comes with a diverse and inclusive workforce; and

•	continue its focus on sound governance practices by implementing executive compensation best practices and policies.

Risk Assessment

The Committee believes that ONEOK’s compensation program does not provide incentives for excessive risk-taking and, therefore, does not produce risks that are reasonably likely to have a material adverse effect on ONEOK for the following reasons:

•	ONEOK’s compensation program is the same for all officers and employees across all of its business units;

•	ONEOK’s base salary is market-based and does not encourage risk-taking because it is a fixed amount; and

•	ONEOK’s current short- and long-term incentive plan awards have the following risk-limiting characteristics:

•	awards to each executive officer are subject to fixed maximums established by the Committee;

•	awards are based on a variety of performance indicators, thus diversifying the risk associated with any single performance indicator;

•	short- and long-term incentive awards are not tied to formulas that could focus executives on specific short-term outcomes;

•	the Committee approves the final incentive plan award payouts after it reviews and confirms individual executive, operating and financial performance;

•	short-term cash and long-term performance-unit incentive awards are subject to clawback provisions;

•	for executive officers, a significant portion of incentive award value is delivered in the form of ONEOK common stock that vests over multiple years, which aligns the interests of executive officers to long-term shareholder interests; and

•	executive officers are subject to ONEOK’s share-ownership guidelines.

Executive Compensation Philosophy—Going Forward

We expect that our executive compensation philosophy initially will be similar to that of ONEOK immediately prior to the separation. Following the separation, our Executive Compensation Committee will consider, develop and refine our compensation philosophy.

Compensation Methodology—Historical

The Committee. The Committee is responsible for reviewing and recommending ONEOK’s executive compensation program to the full board of directors of ONEOK. The Committee is composed entirely of individuals who qualify as independent directors under the NYSE listing standards. The Committee’s role is to oversee ONEOK’s compensation and benefit plans and policies, direct the administration of these plans and review and approve annually all compensation decisions relating to its executive officers, including compensation decisions for its named executive officers.

The Committee reviews its executive officer compensation program and makes specific decisions in February of each year to approve base salaries, to ratify the achievement of short-term cash incentive goals for the prior year, to approve short-term cash incentive program targets for the upcoming fiscal year, to approve the level of vesting of long-term incentive grants and to approve new long-term incentive grants. This timing coincides with ONEOK’s board of directors’ review of its financial and operating results for the most recently completed year and allows the Committee to consider those results, as well as its financial and operating plan for the upcoming year, as it makes compensation decisions. The Committee submits its decisions regarding compensation of ONEOK’s Chief Executive Officer, ONEOK’s other executive officers and ONEOK’s non-management directors to the board of directors of ONEOK for ratification.

The Committee recognizes the importance of maintaining sound basic principles for the development and administration of ONEOK’s compensation and benefit programs. The Committee has adopted practices to enhance its ability to carry out effectively its responsibilities, as well as ensure that ONEOK maintains strong links between executive pay and performance. Examples of practices the Committee has adopted include:

•	holding executive sessions without company management present at every in-person meeting of the Committee;

•	reviewing, annually, detailed compensation tally sheets for the named executive officers;

•	engaging an independent executive compensation consultant to advise the Committee on executive compensation issues;

•	meeting with the independent executive compensation consultant in executive session at each regularly scheduled in-person Committee meeting to discuss the compensation program and actions on a confidential basis;

•	evaluating the Committee’s performance each year; and

•	assessing the performance of the Committee’s independent executive compensation consultant each year and providing feedback as appropriate.

The Role of Executive Management in the Executive Compensation Process. Each year, ONEOK’s executive management presents its annual strategic and financial plan to its board of directors for approval. The presentation includes a review of the expected financial and operating performance of each of its business segments, the expected financial performance of ONEOK on a consolidated basis, the capital expenditure plan and a consolidated three-year strategic and financial plan. Executive management recommends to the Committee the criteria and targets for ONEOK’s annual short-term cash incentive awards based on the Board-approved strategic and financial plan, as well as management’s judgment regarding the challenges facing ONEOK’s business segments, economic trends related to these businesses and the overall economy. Following each fiscal year, and once financial and operating results are final, executive management reviews ONEOK’s actual performance relative to the criteria and targets established for the performance year to determine the short-term cash incentive awards to be recommended to the Committee for each executive.

In making individual compensation decisions, the Committee reviews the recommendations from ONEOK’s chief executive officer with respect to all named executive officers other than himself. The Committee reviews and discusses these recommendations in executive session and reaches its own decision with respect to the compensation of the chief executive officer. In turn, the Committee submits its compensation decisions with respect to the chief executive officer and the other named executive officers to ONEOK’s full board of directors for ratification.

ONEOK’s corporate human resources department supports both the Committee and senior management in establishing management’s recommendations regarding annual performance targets and providing periodic analyses and research regarding ONEOK’s executive compensation program.

The Role of the Independent Executive Compensation Consultant. The Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Committee in the performance of its duties. During 2012, the Committee engaged Meridian Compensation Partners to serve as the Committee’s independent executive compensation consultant on matters related to executive and director compensation. The independent executive compensation consultant reports directly to the Committee and provides no other services to ONEOK.

The Committee annually reviews and establishes the scope of the engagement of the Committee’s executive compensation consultant that is reflected in an annual engagement letter between the consultant and the Committee. During 2012, the scope of the assignment and the material instructions regarding the services of the executive compensation consultant were:

•	provide advice to the Committee with respect to executive compensation matters in light of ONEOK’s business strategy, pay philosophy, prevailing market practices, shareholder interests and relevant regulatory mandates;

•	provide advice on ONEOK’s executive pay philosophy;

•	provide advice on ONEOK’s compensation peer group for competitive benchmarking;

•	provide comprehensive competitive market studies as background against which the Committee considers base salary, annual cash incentive opportunity and long-term incentive awards for ONEOK’s chief executive officer and senior management;

•	provide incentive plan design advice for both annual and various long-term incentive vehicles and other compensation and benefit programs that meet company objectives;

•	apprise the Committee about emerging best practices and changes in the regulatory and corporate governance environment;

•	provide advice and competitive market data on director compensation matters;

•	attend periodic meetings with representatives of ONEOK’s human resources and legal departments as required from time to time to discuss executive compensation issues and prepare for Committee meetings;

•	assist with preparation of the “Executive Compensation Discussion and Analysis” to be included in ONEOK’s annual proxy statement;

•	assist with the Committee’s review of compensation tally sheets for ONEOK’s chief executive officer and the direct reports to ONEOK’s chief executive officer; and

•	periodically review the Committee’s charter.

In addition, the engagement letter requests that the consultant be available to assist the Committee with respect to other executive compensation matters that may arise throughout the year.

The executive compensation consultant attended each regularly scheduled in-person meeting of the Committee in 2012. During a portion of each regular, in-person meeting, the executive compensation consultant met with the Committee in executive session without members of management present. The executive compensation consultant also communicates with members of the Committee outside of the Committee’s meetings as desired by the Committee members. The executive compensation consultant reviews briefing materials, including those with respect to individual compensation matters prepared by management for the Committee, reviews recommendations and proposals being submitted to the Committee and provides perspective, advice and recommendations to the Committee regarding the recommendations of management. The executive compensation consultant also gathers and provides competitive market data and other background information for the Committee’s consideration.

ONEOK’s Senior Vice President—Administrative Services and Corporate Relations and its Vice President, Associate General Counsel and Secretary worked with the executive compensation consultant from time to time during the year as necessary to support the work of the executive compensation consultant on behalf of the Committee. During 2012, ONEOK’s chief executive officer did not meet separately with the executive compensation consultant but did meet with the executive compensation consultant at regularly scheduled meetings of the Committee attended by ONEOK’s chief executive officer.

It is the Committee’s view that its executive compensation consultant should be able to render candid and direct advice independent of management’s influence and numerous steps have been taken to satisfy this objective. The executive compensation consultant is engaged by and reports directly to the Committee on matters related to executive and director compensation. As noted above, representatives of the executive compensation consultant meet separately with the Committee members outside the presence of management at each regular, in-person meeting and also speak separately with the Committee chair and other Committee members between meetings, as necessary or desired. The executive compensation consultant interacts from time to time directly with representatives of ONEOK’s human resources and legal departments in compensation-related activities such as compensation data collection and analysis, and interpretation and application of new regulatory requirements. The interactions of the executive compensation consultant with management are limited to those that are on the Committee’s behalf or related to proposals that will be presented to the Committee for review and approval.

At least annually, the Committee conducts a review of the executive compensation consultant’s performance and independence. This review includes an evaluation of the services that the executive compensation consultant has provided to the Committee, the related fees and the procedures implemented by the executive compensation consultant with respect to maintaining its independence. During 2012, Meridian Compensation Partners did not advise ONEOK or deliver any other services other than the referenced executive and director compensation consulting services provided to the Committee. ONEOK paid fees of $256,032 to Meridian Compensation Partners for services rendered to the Committee in 2012.

In February 2013, the Committee considered the independence of Meridian Compensation Partners in light of new SEC rules and proposed NYSE listing standards regarding the independence of consultants to compensation committees. The Committee requested and received a letter from Meridian Compensation Partners addressing the consulting firm’s independence, including the following factors: (1) other services provided to ONEOK by the consultant; (2) fees paid by ONEOK as a percentage of the consulting firm’s total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Committee; (5) any company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. The Committee discussed these considerations and concluded that the work of the consultant did not raise any conflict of interest and that the consultant was independent of the Committee and ONEOK.

Competitive Benchmarking. For 2012 compensation decisions, the Committee asked Meridian Compensation Partners to assist it with the annual benchmarking and competitive assessment of its executive compensation program. The Committee reviewed independent executive compensation data compiled by Meridian Compensation Partners to assess competitive executive compensation levels for our executive officers. The survey data provided annual base salary, annual incentive opportunities and long-term incentive compensation opportunities among participating companies.

The Committee considers a number of factors in structuring ONEOK’s compensation program and making compensation decisions. This includes the compensation practices of select peer companies in the energy industry (“Energy Peers”). These companies were chosen by the Committee after considering the recommendations of Meridian Compensation Partners and management, and were selected because they have significant lines of business in the energy industry that are similar to ONEOK’s businesses and because the size of their operations and the skills and experience required of their senior management to effectively operate their businesses are also similar to ONEOK’s businesses. The Committee believes that reference to the Energy Peers is appropriate when reviewing ONEOK’s compensation program because ONEOK competes with these companies for executive talent. The Committee reviews the composition of the Energy Peers at least annually. ONEOK’s Energy Peers for 2012 were:

AEI Services	Constellation Energy	FerrellGas Partners	SCANA
AGL Resources	Dominion Resources	FirstEnergy	Sempra Energy
Allegheny Energy	DTE Energy	GenOn Energy Inc.	Southern Company
Ameren	Duke Energy	NiSource	Valero Energy Corp
American Electric Power	Dynegy	PG&E Corp	WGL Holdings Inc
CenterPoint Energy	Edison International	Portland General Electric	Williams Companies, Inc.
Cleco	El Paso Corporation	PPL
CMS Energy	Energy Future Holdings Corp.	Progress Energy

The Committee attempts to set the compensation of ONEOK’s executive officers at levels that are competitive with the Energy Peers and uses market comparison data regarding these companies as a guide, including proxy information from these companies, as well as compensation survey data provided by Aon Hewitt’s Total Compensation Measurement Executive Survey. The Committee reviews the median salary, annual cash incentive and long-term equity compensation (and the combined total of these elements) of persons holding the same or similar positions at the Energy Peers, based on the most recent market data available. The Committee then generally seeks to set the compensation of its executive officers for each of these elements within a competitive range of the median, assuming payout of performance-based compensation at target. An executive’s actual compensation may vary from the target amount set by the Committee based on individual and the company performance, as well as changes in ONEOK’s stock price. The use of market comparison data, however, is just one of the tools the Committee uses to determine executive compensation, and the Committee retains the flexibility to set target compensation at levels it deems appropriate for an individual or for a specific element of compensation.

To assess the relative competitiveness of compensation for each named executive officer, the Committee’s established practice is to review the peer group base salary and short-term incentive compensation survey results for the 25th, 50th and 75th percentiles. Because 2012 base salary and annual short-term incentive target amounts established by the Committee for the named executive officers were between the 25th and 75th percentiles, the Committee determined that they fell within the Committee’s established parameters.

The Committee’s established practice also is to review the 25th, 50th and 75th percentiles survey results for long-term incentives to evaluate ONEOK’s annual long-term, equity-based incentive targets. Based on that review, the Committee determined that the 2012 long-term, equity-based grants to each of the named executive officers were also between the 25th and 75th percentiles, and, accordingly, also fell within the Committee’s established parameters.

ONEOK uses a different peer group for purposes of comparing the company’s total shareholder return performance at the end of the three-year performance period in connection with its performance-unit awards. For purposes of determining its total shareholder return performance relative to ONEOK’s peers, a peer group of companies was selected that operate in a similar business environment as its company, with particular emphasis on its midstream businesses. ONEOK believes it is appropriate to compare its total shareholder return performance with this group of peer companies (as opposed to ONEOK’s Energy Peers) because these companies are more likely to be impacted by external market conditions in a similar manner as ONEOK. ONEOK used the Energy Peers for compensation benchmarking purposes because compensation data for all comparable positions is not generally available for the companies included in the performance-unit peer group.

Tally Sheets. To better understand the total executive compensation package, the Committee analyzed tally sheets with respect to ONEOK’s named executive officers. These tally sheets were prepared by ONEOK’s human resources department working with the Committee’s executive compensation consultant. Each of these tally sheets presented the dollar amount of each component of the named executive officers’ compensation, including current cash compensation (base salary and any annual short-term cash incentive payment), accumulated deferred compensation balances, outstanding long-term equity awards, retirement benefits, incidental perquisites and any other compensation. These tally sheets also reflected potential payments under selected termination of employment and change-in-control scenarios.

The purpose of these tally sheets is to summarize all of the elements of actual and potential future compensation of ONEOK’s named executive officers so that the Committee may analyze both the individual elements of compensation (including the compensation mix), as well as the aggregate total amount of actual and projected compensation.

Compensation Mix. In determining the overall mix of compensation for 2012 for ONEOK’s named executive officers, the Committee considered the competitive market data presented by its executive compensation consultant in order to assess an appropriate allocation between cash and non-cash compensation. ONEOK pays base salary and short-term incentives in the form of cash, which is consistent with competitive market practices. The long-term incentive components of its executive compensation are structured to be paid in shares of ONEOK common stock, which is also consistent with competitive market practice. In 2012, grants to ONEOK’s named executive officers consisted of approximately 80 percent of the value in performance units and 20 percent of the value in restricted stock incentive units, consistent with ONEOK’s pay-for-performance philosophy. In addition, the payment of long-term incentive compensation in the form of ONEOK common stock helps to align the interests of its executive officers with the interests of its shareholders and assists its executives in establishing a meaningful ownership position in ONEOK and in meeting its share-ownership guidelines.

Personal Performance. Executive compensation decisions include an assessment of individual performance, including the officer’s contribution to ONEOK’s overall performance for the applicable performance period. Individual performance criteria include:

•	business results achieved;

•	problem analysis;

•	directing business activities;

•	utilization of human, capital and material resources;

•	initiation of and response to, change;

•	leadership, planning and organizational abilities;

•	decision-making;

•	time management;

•	communication and employee relations;

•	safety;

•	regulatory compliance; and

•	customer satisfaction.

The Committee completes an individual performance assessment of ONEOK’s chief executive officer each year. This performance assessment is summarized and presented to ONEOK’s chief executive officer for discussion and is reviewed by the Committee in executive session when evaluating the compensation of ONEOK’s chief executive officer. The other named executive officers are also evaluated each year through ONEOK’s performance appraisal process by ONEOK’s chief executive officer. These performance assessments are considered each year in connection with the overall compensation review process for ONEOK’s executives.

There are no differences in the Committee’s compensation policies and practices for determining the compensation awarded to the chief executive officer and the other named executive officers. All executive officers are subject to the same compensation policies. Differences in levels of compensation are attributable to differences in roles and responsibilities, and the Committee’s practice of setting pay levels to reflect competitive market conditions on a position by position basis.

Compensation Methodology—Going Forward

We expect that our executive compensation methodology initially will be similar to that of ONEOK immediately prior to the separation. Following the separation, we will consider, develop and refine our compensation methodology.

Components of Compensation—Historical

Total Compensation. The Committee strives to provide a comprehensive executive compensation program that is competitive and performance based. To that end, executive compensation is tied directly to ONEOK’s operating and financial performance. The Committee structures executive compensation to ensure it considers long- and short-term financial performance, shareholder return, business unit performance, safety, environmental and regulatory compliance and the individual performance criteria.

Annual Cash Compensation. As in prior years, annual cash compensation for the named executive officers consists of two components: base salary and a variable, at-risk annual short-term cash incentive award that is earned based on both the company’s financial performance and the executive officer’s individual performance.

Base Salary. Annual base salary is designed to compensate executives for their level of responsibility, experience, tenure, sustained individual performance and contribution to the company. Salaries are reviewed annually. While the Committee considers ONEOK’s overall financial performance in establishing levels of executive compensation each year, there are no specific, objective financial results that are quantified by the Committee in establishing or changing the base salaries of ONEOK’s executive officers.

Annual Short-Term Cash Incentive Awards. Variable, at-risk annual short-term cash incentive awards are made under ONEOK’s annual incentive plan and are designed to communicate a collective annual corporate goal, to provide ONEOK’s officers with a direct financial interest in company performance and profitability and to reward performance. The 2012 short-term cash incentive plan performance goals and ONEOK’s performance relative to such goals are described under “—2012 Annual Short-Term Incentive Awards.”

Long-Term Equity Incentive Awards. Annual grants of long-term equity incentive awards are made under ONEOK’s LTI Plan and ONEOK’s ECP, and consist of restricted stock incentive units and performance units. A restricted stock incentive unit award is designed to provide a meaningful incentive to enhance long-term shareholder value. A performance-unit award is designed to enable the company to attract, retain and reward certain employees and to give these employees an incentive to enhance long-term shareholder value. A higher ratio of performance units to restricted stock incentive units is granted to higher-level officers and those with more direct ability to impact the company’s performance.

Retirement Benefits. ONEOK has a defined contribution 401(k) retirement plan covering all of its employees, and ONEOK matches employees’ contributions under this plan up to 6 percent of eligible compensation each pay period subject to limits under the Code. ONEOK also maintains a defined benefit pension plan covering certain named executive officers and employees hired prior to January 1, 2005, and a Profit-Sharing Plan covering its named executive officers and employees hired after December 31, 2004. Under the Profit-Sharing Plan, ONEOK made a contribution to the plan each calendar quarter during 2012 that resulted in an allocation to the participant’s plan account of an amount equal to 1 percent of the participant’s eligible compensation for that quarter. ONEOK also made an additional discretionary contribution to the participant’s account at year end equal to 4 percent of the participant’s eligible 2012 compensation. The plan does not provide for any employee contributions.

In addition, ONEOK has a supplemental executive retirement plan for the benefit of certain officers. No new participants in its supplemental executive retirement plan have been approved since 2005. Additional details regarding ONEOK’s pension plan and supplemental executive retirement plan are provided under “—Retirement Benefits.” ONEOK also sponsors employee health and welfare plans that provide postretirement medical and life insurance benefits to employees who retire from its company. These postretirement plans are contributory, with retiree contributions adjusted periodically and contains other cost-sharing features such as deductibles and co-insurance.

Nonqualified Deferred Compensation Arrangements. Nonqualified deferred compensation arrangements are available to certain officers and employees who are subject to certain limits established by the Code, with respect to their qualified benefit plan contributions. Because these arrangements by their nature are tied to the qualified plan benefits, they are not considered when establishing salary and short-term and long-term incentive measures and amounts.

Perquisites and Other Benefits. ONEOK provides only minimal perquisites to the named executive officers, which are not taken into account when establishing salary and short- and long-term incentive compensation.

The foregoing compensation components place a significant portion of total executive compensation at risk based on both ONEOK’s annual and the long-term performance, which aligns the interests of its executive officers with the interests of its shareholders. Comparisons with compensation levels at its Energy Peers identified above are used by the Committee in assessing the overall competitiveness of its compensation program. ONEOK believes that its executive compensation program also must be internally consistent and equitable in order for ONEOK to achieve its corporate objectives. In setting the elements and amounts of compensation, the Committee does not consider amounts of compensation realizable from prior compensation, except when making grants of long-term, equity-based incentive grants each year. The Committee does consider, among other factors it deems relevant, the size of grants of long-term, equity-based compensation made in prior years.

Components of Compensation—Going Forward

We expect that our executive compensation components initially will be similar to that of ONEOK immediately prior to the separation. Following the separation, we will consider, develop and refine the components of our compensation.

Determination of Compensation—Historical

For each of ONEOK’s named executive officers, 2012 base salary and short- and long-term incentives were determined following consideration of referenced market data for ONEOK’s Energy Peers, identified above, compiled and furnished by the executive compensation consultant to the Committee, internal equity considerations and a subjective determination of the achievement of the individual performance criteria described on page 102. The Committee does not use objective targets when evaluating performance with respect to those individual criteria, and does not have a specific weighting for any of the factors. The final determination is based upon all of the individual performance criteria, considered in the aggregate and in light of the surrounding circumstances, but such determination and the assessment of each individual factor is entirely subjective. The Committee includes and reviews those subjective factors to insure that it undertakes a comprehensive review of individual performance when setting compensation.

When targeted levels of individual performance and company financial performance are achieved, the Committee seeks to pay ONEOK’s named executive officers a base salary and short- and long-term incentives at approximately the median level of pay for that position at ONEOK’s Energy Peers and other organizations with which ONEOK competes for executive talent as referenced in the market data. In determining 2012 compensation levels, the Committee determined that the company’s financial performance met targeted levels and that each named executive officer achieved appropriate levels of performance on the subjective individual performance criteria. As a result, the Committee targeted the total direct compensation for each of the named executive officers at between the 25th and 50th percentiles in order to attract and retain executives, with adjustments made reflecting, among other things, the executive’s tenure with ONEOK, level of responsibility and time in the executive’s current position. Generally, the Committee prefers a total compensation mix that favors a larger portion of compensation at risk, resulting in a large portion of compensation being granted in the form of long-term incentive awards to promote strong alignment with shareholder goals.

For 2012, the Committee made adjustments to increase total compensation opportunities for certain of the named executive officers, primarily to reward such executives’ development and contributions in new or ongoing roles and to set pay opportunities within the Committee’s intended parameters to ensure a competitive executive compensation program.

Information regarding material changes to 2013 compensation will be included in subsequent amendments.

2012 Annual Short-Term Incentive Awards. Short-term cash incentive awards for 2012 were based on five company-wide performance measures:

•	EPS weighted at 50 percent. EPS is an important indicator of profitability by measuring ONEOK’s earnings allocable to each outstanding share of its common stock. This measure aligns the interests of ONEOK’s named executive officers with its shareholders and focuses ONEOK’s executives on achieving near-term profit goals. EPS is calculated by dividing ONEOK’s net income by the number of its average outstanding shares of common stock for ONEOK’s fiscal year.

•	ROIC weighted at 40 percent (with 20 percent relating to ONEOK’s stand-alone ROIC and 20 percent relating to the ROIC for ONEOK Partners, in each case exclusive of the cumulative effect of accounting changes). ROIC is a critical indicator of how effectively ONEOK used its capital invested in its operations and is an important measurement for judging how much value ONEOK is creating for its shareholders. ROIC is the ratio of earnings before interest and taxes to the amount of capital (debt and equity) invested by ONEOK to generate earnings. The computed ROIC percentage can be compared with the cost of capital, which is what investors would expect to receive if they were to invest their capital elsewhere.

•	Two safety criteria: (1) the recordable incident rate, weighted at 5 percent and (2) the preventable vehicle incident rate, also weighted at 5 percent. The total recordable incident rate is the number of Occupational Safety and Health Administration incidents per 200,000 work-hours, and the preventable vehicle incident rate is the preventable vehicle incidents per one million miles driven. The inclusion of these two important safety factors is designed to emphasize ONEOK’s commitment to the safe operation of ONEOK’s business and to reward safe behavior throughout the company.

Based upon ONEOK’s performance against these measures, targeted annual short-term cash incentive awards for 2012 company performance could range from zero to a maximum of 200 percent of target. In determining the actual annual short-term incentive award to be paid to each executive, assuming the company’s performance measures are met, the award is adjusted based on individual performance, specifically, the individual’s contributions to achieving corporate goals and the behaviors exhibited by the individual that are described above. As in past years, tying the annual short-term cash incentive award to individual performance raises the level of personal accountability for each executive officer.

The 2012 annual short-term cash incentive plan measures and weighting were developed and recommended to the Committee by executive management, were reviewed and approved by the Committee, and were ratified by ONEOK’s board of directors in February 2012. The 2012 benchmarks and targets are summarized as follows:

	Amounts			Weight	Maximum Corporate Percentage of Target Payable
ONEOK, Inc. 2012 Short-Term Incentive Criteria	Threshold (0% of Target)	Target (100% of Target)	Maximum (300% of Target)
Stand-alone ROIC	14.4%	16.0%	17.7%	20.0%	60.0%
ONEOK Partners, L.P. ROIC	11.5%	12.8%	14.0%	20.0%	60.0%
Total recordable incident rate	3.0	2.6	2.2	5.0%	15.0%
Preventive vehicle incident rate	2.0	1.7	1.5	5.0%	15.0%

		Amounts		Weight	Maximum Corporate Percentage of Target Payable
ONEOK, Inc. 2012 Short-Term Incentive Criteria		Threshold (50% of Target)	Target (100% of Target)
Earnings per share		$1.68	$1.84	50.0%	50.0%

					200.0%

For each performance measure in the table above, no incentive amount would be paid for that measure if the company’s actual result was below the threshold level. If ONEOK’s actual result was between the stated performance levels, the percentage payable was interpolated between the stated payout percentages. Maximum corporate payout percentages were set for each performance level. The cumulative maximum corporate payout percentage was 200 percent of target for 2012.

The awards under the 2012 annual incentive plan were eligible for further adjustment based upon the recommendation of ONEOK’s chief executive officer as a result of his assessment of business-unit performance and its contribution to ONEOK’s overall performance. The assessment of business-unit performance and contribution at the corporate level included the review by the Committee of the business unit’s 2012 operating income compared with ONEOK’s 2012 financial plan, the business unit’s safety and environmental compliance, and other factors, taking into consideration ONEOK’s chief executive officer’s recommendation. The chief executive officer did not recommend, and the Committee did not make, any further adjustment to the 2012 annual short-term incentive awards for the named executive officers.

In addition to taking into account the established corporate criteria and the allocation to business units based upon their respective performance, annual short-term cash incentive awards to the named executive officers and all other participants are subject to further adjustment through the application of an individual performance multiplier ranging from zero to 125 percent. The individual performance multiplier for each named executive officer is set by the Committee annually, taking into consideration management’s recommendation regarding individual performance and contribution. A named executive officers’ maximum incentive award for 2012 could have been as high as 250 percent of their target award, taking into account the maximum corporate payout percentage of 200 percent and the maximum individual performance multiplier of 125 percent.

In 2012, each named executive officer’s targeted annual short-term incentive award, as a percentage of salary, was set to approximate the 50th percentile of the range of the competitive market data provided by the Committee’s executive compensation consultant in order to attract and retain executives, with the opportunity to earn above-average amounts if the performance criteria targets were exceeded and also based on adjustment due to individual performance.

At the meeting of the Committee held in February 2013, the Committee determined that payouts under the 2012 short-term incentive plan would be based on a 110.3 percent multiplier. This determination was made following the calculation of the year-end results of ONEOK’s achievement with respect to the five objective performance criteria referenced above. The percentage multiplier was calculated based on a sum of the following determinations:

•	the 2012 stand-alone ROIC performance measure was 14.9 percent, which was above the threshold but below the 2012 ROIC target. As a result, the weighted interpolated percentage of 6.4 percent was earned toward the overall corporate multiplier;

•	the 2012 ONEOK Partners ROIC was 13.8 percent, which exceeded the 2012 ROIC target but was less than the 2012 performance maximum. As a result, the weighted percentage of 54.7 percent was earned toward the overall corporate multiplier;

•	the 2012 total recordable incident rate performance measure was 2.56, which was lower than the 2012 recordable incident rate performance target. As a result the weighted interpolated percentage of 6.0 percent was earned toward the overall corporate multiplier;

•	the 2012 preventable vehicle incident rate performance measure was 1.53, which was lower than the 2012 preventable vehicle incident rate performance target. As a result, the weighted interpolated percentage of 13.5 percent was earned toward the overall corporate multiplier; and

•	2012 EPS were $1.71 per share, which exceeded the 2012 EPS threshold but was lower than the 2012 target. As a result, 29.7 percent was earned toward the overall corporate multiplier.

These performance measure percentages were added together to arrive at the 110.3 percent multiplier.

To determine the short-term awards payable to each of ONEOK’s named executive officers with respect to 2012, the 110.3 percent multiplier was multiplied by the named executive officer’s base salary, times his short-term incentive percentage as determined by the Committee, and times his individual performance multiplier as described above. The annual calculation for ONEOK’s named executive officers may be stated as follows: short-term incentive award = corporate performance multiplier x base salary x established short-term incentive percentage x established individual performance multiplier.

The Committee did not exercise its discretion to adjust the amount of the corporate multiplier for extraordinary circumstances.

Long-Term Incentive Awards

Overview. ONEOK maintains the LTI Plan and the ECP, pursuant to which various types of long-term equity incentives may be granted, including restricted and performance units. ONEOK has not granted stock options since 2007, and no options are held by its named executive officers. Participation in the LTI Plan and the ECP is limited to those officers and employees who are in a position to contribute significantly to ONEOK’s long-term growth and profitability. These plans are administered by the Committee, and the Committee is authorized to make all grants of long-term incentive awards under the plans, as well as to make all decisions and interpretations required to administer the plans.

Equity-based long-term incentive awards are approved and granted on an annual cycle, typically in the first quarter of each year. Awards made by the Committee in 2012 were based upon competitive market data presented to the Committee by the Committee’s executive compensation consultant, as well as the Committee’s assessment of ONEOK’s overall performance and the individual executive’s performance and contribution. In addition, in considering the 2012 long-term incentive award grants to be made to ONEOK’s named executive officers, the Committee considered the continued volatility in the stock market in the first quarter 2012 and the impact of that volatility on the value of ONEOK’s common stock. The Committee also considered the size of equity grants made in prior years to each executive.

Participants may defer the receipt of shares otherwise issuable upon vesting of equity grants made to them under the LTI plan and the ECP. With respect to any such deferrals, the issuance of shares is deferred until the date indicated in the participant’s election. Dividend equivalents are earned on the deferred awards during the deferral period and are deemed to be reinvested in ONEOK common stock. At the distribution date, shares are distributed to participants based on the number of shares deferred and the fair market value of ONEOK common stock price on that date.

2012 Awards. In 2012, restricted stock incentive units were granted pursuant to the LTI Plan, and performance units were granted pursuant to the ECP. With respect to awards to ONEOK’s named executive officers in 2012, approximately 80 percent were performance-unit awards and 20 percent were restricted-unit awards, reflecting ONEOK’s practice to deliver more value in awards based on a performance metric than in awards based on a service metric.

Restricted Units. Restricted stock incentive units granted under the LTI Plan in 2012 vest three years from the grant date, at which time the holder is entitled to one share of ONEOK common stock for each restricted stock incentive unit held. If a holder of restricted stock incentive units retires, becomes disabled, dies or is terminated involuntarily other than for cause prior to vesting, the restricted stock incentive units will vest on a pro-rated basis based on the number of full months elapsed from the date of grant and the date of such holder’s retirement, disability, death or involuntary termination other than for cause. In cases of termination of employment for any reason other than retirement, disability, death or involuntary termination other than for cause, restricted stock incentive units are forfeited. In the event of a change in control of the company, restricted stock incentive unit awards vest in full. No dividend equivalents are payable with respect to these restricted stock incentive units; however, restricted stock incentive units granted under the LTI Plan in 2013 do provide for the payment of dividend equivalents.

Performance Units. Performance units granted under the ECP in 2012 vest three years from the grant date, at which time the holder is entitled to receive a percentage of the performance units granted in shares of ONEOK common stock. The number of shares of common stock to be issued upon vesting will range from 0 to 200 percent of the number of units granted based on ONEOK’s TSR over the three-year performance period, compared with the TSR of a peer group, consisting of the following companies: AGL Resources, Inc.; Atmos Energy Corporation; CenterPoint Energy; Enbridge, Inc.; Energy Transfer Partners, L.P.; Enterprise Products Partners, L.P.; EQT Corporation; Inegrys Energy Group Inc.; Kinder Morgan Energy, L.P.; MDU Resources Corp; Magellan Midstream Partners LP; MarkWest Energy Partners LP; National Fuel Gas Company; NiSource Energy Services; OGE Energy Corp; Questar Corp; Sempra Energy; Spectra Energy; Targa Resources Corp; TransCanada Corporation; and Williams Companies Inc. TSR includes both the change in market price of the stock and the value of dividends paid and reinvested in the stock during the performance period. Peer companies that are no longer publicly traded on the closing date of the performance period will not be considered in the performance calculation. The following table reflects the percentage of units that could be earned at the end of the performance period based on ONEOK’s TSR performance during such period as compared with its peer group:

Performance Units Vesting Criteria

February 2012-February 2015 Performance Period

ONEOK TSR Ranking vs. ONEOK Peer Group	Percentage of Performance Units Earned
90th percentile and above	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Below the 25th percentile	0%

If ONEOK’s TSR ranking at the end of the performance period is between the stated percentage levels set forth in the table above, the percentages of performance units earned will be interpolated between the earnings levels.

If a holder of performance units retires, becomes disabled or dies prior to vesting, the performance units will vest based on the performance results at the end of the performance period and will be pro-rated based on the number of full months elapsed between the grant date and the date of such holder’s retirement, disability or death. In cases of termination of employment for any reason other than retirement, disability or death, performance units are forfeited. In the event of a change of control in the company, ONEOK’s performance-unit awards will vest. No dividend equivalents are payable with respect to these performance units; however, performance units granted under the ECP in 2013 do provide for the payment of dividend equivalents.

Determination of Compensation—Going Forward

We expect that our Executive Compensation Committee will develop a process for establishing long- and short-term incentives based on financial and non-financial performance goals, including individual performance criteria and internal equity considerations, that initially will be similar to that of ONEOK immediately prior to the separation.

Clawback Provisions—Historical

ONEOK’s board of directors believes that employees who are responsible for material noncompliance with applicable financial reporting requirements resulting in accounting errors leading to financial statement restatements should not benefit monetarily from such noncompliance. ONEOK has adopted clawback provisions to permit its board of directors or a committee of its board of directors to use appropriate discretion to recapture grants of performance units and short-term cash incentive awards paid to employees who bear responsibility for such noncompliance. ONEOK believes that these clawbacks discourage employees from taking actions that could result in material excessive risk to it.

ONEOK’s outstanding performance-unit grants contain provisions that allow the Committee, in its sole discretion, to seek recoupment of the grant of the performance units, any resulting shares earned and gross proceeds from the sale of such shares in the event of fraud, negligence or intentional misconduct by the holder of the performance units that is determined to be a contributing factor to it having to restate all or a portion of its financial statements.

In addition, ONEOK’s annual short-term incentive plan provides that the Committee, in its sole discretion, may require for repayment of all or a portion of a short-term cash incentive award to a participant in the event of fraud, negligence or intentional misconduct by the participant that is determined to be a contributing factor to ONEOK having to restate all or a portion of its financial statements.

Clawback Provisions—Going Forward

We expect to adopt a clawback policy that initially will be similar to that of ONEOK.

Securities Trading Policy—Historical

ONEOK has a policy that employees, including its officers and directors, may not purchase or sell its stock when they are in possession of material non-public information. This policy also provides that officers, directors and employees in certain designated work groups may trade in its securities only during “open window” periods (beginning the third day after its release of quarterly or annual earnings and continuing until the first day of the following calendar quarter) and must pre-clear all purchases and sales of its securities with its executive management. In addition, this policy provides that no director or officer may sell short or engage in transactions in put or call options relating to securities of the company.

Securities Trading Policy—Going Forward

We expect to adopt a securities trading policy that initially will be similar to that of ONEOK.

Share Ownership Guidelines—Historical

ONEOK’s board of directors strongly advocates executive share ownership as a means to align executive interests with those of its shareholders and has adopted share-ownership guidelines for its chief executive officer and all other officers of ONEOK. These guidelines are mandatory and must be achieved by each officer over the course of five years. The ownership guideline for ONEOK’s chief executive officer is a share ownership position with a value of six times base salary. The ownership guidelines for the other officers provide for share ownership positions ranging from two to five times base salary, depending on the office held.

ONEOK’s board of directors also has established minimum share-ownership guidelines for its directors that provide that, within five years after joining ONEOK’s board of directors, each non-management director will own shares of its common stock having a minimum value of five times the annual cash retainer paid for service on ONEOK’s board of directors.

Share Ownership Guidelines—Going Forward

We expect to adopt share ownership guidelines that initially will be similar to those of ONEOK.

IRS Limitations on Deductibility of Executive Compensation—Historical

Section 162(m) of the Code, places a limit of $1,000,000 on the amount of compensation that ONEOK may deduct in any one year with respect to its chief executive officer and the three other most highly compensated executive officers, other than the principal financial officer, who are employed by it on the last day of the taxable year. There is an exception to the $1,000,000 limitation for performance-based compensation that meets certain requirements. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals in the best interest of the company, the Committee has not adopted a policy requiring all compensation to be fully deductible under Section 162(m).

IRS Limitations on Deductibility of Executive Compensation—Going Forward

We expect that our Executive Compensation Committee will consider approaches to Section 162(m) in order to meet our business needs and goals effectively .

Post-Employment Compensation—Historical

Qualified Retirement Plans. ONEOK maintains a defined benefit pension plan qualified under both the Code and the Employee Retirement Income Security Act of 1974, as amended, for non-bargaining unit employees hired prior to January 1, 2005, and certain bargaining-unit employees. Non-bargaining unit employees hired after December 31, 2004, employees represented by Local No. 304 of the International Brotherhood of Electrical Workers hired on or after July 1, 2010, employees represented by United Steelworkers hired on or after December 15, 2011, and employees who accepted a one-time opportunity to opt out of ONEOK’s pension plan are covered by ONEOK’s defined contribution Profit-Sharing Plan.

Supplemental Executive Retirement Plan. ONEOK maintains a SERP as a supplemental retirement benefit plan for certain officers. The SERP provides that officers may be selected for participation in a supplemental retirement benefit or an excess retirement benefit, or both. If a participant is eligible for both the supplemental retirement benefit and the excess retirement benefit, the excess retirement benefit and benefits payable under ONEOK’s qualified pension plan are treated as an offset that reduces the supplemental retirement benefit. Participants in the SERP are selected by ONEOK’s chief executive officer or, in the case of ONEOK’s chief executive officer, by its board of directors.

No new participants have been added to ONEOK’s SERP since 2005.

Nonqualified Deferred Compensation Plan. ONEOK maintains a Nonqualified Deferred Compensation Plan (“Deferred Compensation Plan”) to provide select employees with the option to defer portions of their compensation and provide nonqualified deferred compensation benefits that are not otherwise available due to limitations on employer and employee contributions to qualified defined contribution plans under the federal tax laws.

Potential Post-Employment Payments and Payments Upon a Change in Control. Described below are the post-employment compensation and benefits that ONEOK provides to its named executive officers. The objectives of the post-employment compensation and benefits that ONEOK provides are to:

•	assist in recruiting and retaining talented executives in a competitive market;

•	provide security for any compensation or benefits that have been earned;

•	permit executives to focus on ONEOK’s business;

•	eliminate any potential personal bias of an executive against a transaction that is in the best interest of ONEOK’s shareholders;

•	avoid the costs associated with separately negotiating executive severance benefits; and

•	provide ONEOK with the flexibility needed to react to a continually changing business environment.

ONEOK does not enter into individual employment agreements with its executive officers. Instead, the rights of ONEOK’s executives with respect to specific events are covered by its compensation and benefit plans. Under this approach, post-employment compensation and benefits are established separately from the other compensation elements of ONEOK’s executives.

The use of a “plan approach” instead of individual employment agreements serves several objectives. First, the plan approach provides ONEOK with more flexibility to change the terms of severance benefits from time to time if necessary. Second, the plan approach is more transparent, both internally and externally. Internal transparency eliminates the need to negotiate separation benefits on a case-by-case basis and assures an executive that his or her severance benefits are comparable with those of his or her peers. Finally, the plan approach is easier for ONEOK to administer, as it requires less time and expense.

Payments Made Upon Any Termination. Regardless of the manner in which a named executive officer’s employment terminates, he or she is entitled to receive amounts earned during their term of employment. These amounts include:

•	accrued but unpaid salary;

•	amounts contributed under ONEOK’s Thrift Plan, Profit-Sharing Plan and Deferred Compensation Plan; and

•	amounts accrued and vested through ONEOK’s pension plan and SERP.

Payments Made Upon Retirement. In the event of the retirement of a named executive officer, in addition to the items identified above, such named executive officer will be entitled to:

•	receive a prorated share of each outstanding performance unit granted under ONEOK’s ECP upon completion of the performance period;

•	receive a prorated portion of each outstanding restricted stock incentive unit granted under ONEOK’s LTI Plan and ECP upon completion of the restricted period; and

•	participate in health and life benefits for the retiree and qualifying dependents, if eligible.

Payments Made Upon Death or Disability. In the event of the death or disability of a named executive officer, in addition to the benefits listed under the headings “Payments Made Upon Any Termination” and “Payments Made Upon Retirement” above, the named executive officer may receive applicable benefits under ONEOK’s disability plan or payments under ONEOK’s life insurance plan.

Payments Made Upon or Following a Change in Control. ONEOK’s senior management and other employees have built ONEOK into the successful enterprise that it is today, and ONEOK believes that it is important to protect their interests in the event of a change in control of ONEOK. Further, it is ONEOK’s belief that the interests of its shareholders will be best served if the interests of ONEOK’s senior management are aligned with its shareholders, and that providing change-in-control benefits should mitigate the reluctance of senior management to pursue potential change-in-control transactions that may be in the best interests of ONEOK’s shareholders.

ONEOK’s board of directors, upon the recommendation of the Committee, has approved a Change-in-Control Plan that provides for certain payments in the event of termination of employment of an executive officer of ONEOK (including the named executive officers) following a change in control. The plan does not provide for additional pension benefits upon a change in control. In addition, the plan does not provide for a tax gross-up feature but provides plan participants a “net best” approach to excise taxes in determining the benefit payable to a participant under the plan. This approach determines a participant’s net best benefit based on the full benefit being paid to a participant and the participant paying the applicable federal excise tax, if any, or reducing the benefit to a level which would not trigger the payment of federal excise tax. To determine the levels of benefits to be paid to the named executive officers under the plan, the Committee consulted with Meridian Compensation Partners, its independent executive compensation consultant, to determine competitive practices in ONEOK’s industry with respect to change-in-control arrangements. The Committee determined that the levels of benefits provided under the plan, including the payment of various multiples of salary and target short-term incentive compensation, accomplished its objective of providing competitive benefits and that these benefits are consistent with the general practice among ONEOK’s peers. Under this plan, all change-in-control benefits are “double trigger” and are payable only if the officer’s employment is terminated without “just cause” or by the officer for “good reason” at any time during the two years following a change in control.

Relative to the overall value of the company, ONEOK believes the potential benefits payable upon a change in control under the Change-in-Control Plan are comparatively minor, and ONEOK believes that the level of benefits is consistent with the general practice among its peers.

Post-Employment Compensation—Going Forward

We expect that our post-employment executive compensation components initially will be similar to those of ONEOK immediately prior to the separation. Following the separation, we will consider, develop and refine our post-employment compensation components.

Effects of Separation on Outstanding Executive Compensation Awards

Information regarding the effect of the separation on outstanding executive compensation awards will be included in subsequent amendments.

ONE Gas Compensation Programs

Information regarding the ONE Gas compensation programs will be included in subsequent amendments.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, ONEOK beneficially owns all of the outstanding shares of our common stock. After the distribution, ONEOK will not own any shares of our common stock.

The following table provides information with respect to the expected beneficial ownership of our common stock by (1) each of our shareholders who we believe will be a beneficial owner of more than 5 percent of our outstanding common stock, (2) each of the persons nominated to serve as our directors, (3) each officer named in the Summary Compensation Table, and (4) all of our executive officers and director nominees as a group. We based the share amounts on each person’s beneficial ownership of ONEOK common stock as of                     ,     , unless we indicate some other basis for the share amounts and assuming a distribution ratio of one share of our common stock for each share of ONEOK common stock.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, we will have outstanding an aggregate of approximately              million shares of common stock, based upon approximately              shares of ONEOK common stock outstanding on                         ,     , excluding treasury shares and applying the distribution ratio of shares of our common stock for each share of ONEOK common stock held as of the record date. We do not currently have and, immediately following the distribution, we do not expect to have any outstanding stock options or warrants to purchase common stock, and the number of shares does not include any such options or warrants.

To the extent our directors and officers own ONEOK common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of ONEOK common stock.

Information regarding stock ownership will be included in subsequent amendments.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The Distribution from ONEOK

The distribution will be accomplished by ONEOK distributing all of its shares of our common stock to holders of ONEOK common stock entitled to such distribution, as described in the section entitled “The Separation.” Completion of the distribution will be subject to satisfaction or waiver by ONEOK of the conditions to the separation and distribution described below.

Review of Transactions with Related Persons

Our board of directors expects to adopt policies and procedures for the review, approval or ratification of any transaction involving an amount in excess of $120,000 in which any director or executive officer of ours, any nominee for director, or any immediate family member of the foregoing had a material interest as contemplated by Item 404(a) of Regulation S-K. Under these policies and procedures, we expect the Audit Committee or a subcommittee of our board of directors comprised of independent directors, and, if warranted, our board of directors, would review the transaction and either approve or reject the transaction after taking into account the following factors:

•	the parties to the transaction, their relationship to the company and nature of their interest in the transaction;

•	the nature of the transaction;

•	the aggregate value of the transaction;

•	the length of the transaction;

•	whether the transaction occurs in the normal course of our business;

•	the benefits to our company provided by the transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	if applicable, whether the terms of the transaction, including price or other consideration, are the same or substantially the same as those available to the company if the transaction were entered into with an unrelated party.

We expect the policy to require each executive officer and director to annually provide us written disclosure of any transaction in which we participate and in which the officer or director or any of his or her immediate family members has a direct or indirect material interest. We expect that our Corporate Governance Committee will review our disclosure of related-party transactions in connection with its annual review of director independence. The policy would not apply to (a) compensation and transactions involving a director or an executive officer solely resulting from that person’s service as a director or employment with us so long as the compensation is reported in our filings with the SEC or (b) any other categories of transactions currently or in the future excluded from the reporting requirements of Item 404(a) of Regulation S-K.

Agreements with ONEOK

We will enter into the Separation and Distribution Agreement and several other agreements with ONEOK to effect the separation and provide a framework for our relationships with ONEOK after the distribution. These agreements will govern the relationship between us and ONEOK subsequent to the completion of the distribution, and provide for the allocation among us and ONEOK of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the natural gas distribution business attributable to periods prior to, at and after the distribution. In addition to the Separation and Distribution

Agreement (which contains many of the key provisions related to our separation from ONEOK and the distribution of our shares of common stock to ONEOK shareholders), these agreements include:

•	Transition Services Agreement;

•	Tax Matters Agreement;

•	Employee Matters Agreement; and

•	one or more Management Agreements, if needed.

These principal agreements will be filed as exhibits to the registration statement on Form 10, of which this Information Statement is a part. The agreements described below and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified by the full text of the applicable agreements. The terms of the agreements described below that will be in effect following the distribution have not yet been finalized; changes, some of which may be material, may be made prior to the distribution. No changes may be made after the distribution without our consent. The agreements we enter into with ONEOK will be prepared in the context of our separation from ONEOK while we are still part of ONEOK and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties.

Separation Costs

Prior to the separation, ONEOK expects to incur separation costs for professional services, including financial advisors, legal, accounting, information technology, human resources and other business consultants. ONEOK will not allocate these separation costs to us. Subsequent to the separation, we will incur additional expenses as a result of being a stand-alone publicly traded company. Under the terms of the Separation and Distribution Agreement, we will be responsible for all costs and expenses that we incur as a stand-alone company after the distribution.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth our agreements with ONEOK regarding the principal transactions necessary to effect the separation. It will also set forth other agreements that govern certain aspects of our relationship with ONEOK after the completion of the separation. We intend to enter into the Separation and Distribution Agreement before the distribution of our common stock to ONEOK shareholders.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed, and contracts to be assigned to each of us and ONEOK as part of the separation, and will describe when and how these transfers, assumptions, and assignments will occur, although, some of the transfers, assumptions, and assignments may have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the agreement:

•	Subject to certain exceptions, all of the assets and liabilities (including whether accrued, contingent or otherwise) primarily used in, related to or arising out of the natural gas distribution business of ONEOK, which provides natural gas distribution services in Kansas, Oklahoma, and Texas, will be transferred to us or one of our subsidiaries.

•	Subject to certain exceptions, all of the assets and liabilities (including whether accrued, contingent, or otherwise) that are not primarily used in, related to or arising out of the natural gas distribution business, including those assets and liabilities associated with the ownership of the equity interests in ONEOK Partners GP, L.L.C. and its general partner interest in ONEOK Partners and the business of providing wholesale natural gas supply and related services for natural gas and electric utilities and commercial and industrial customers, will be retained by ONEOK or one of its subsidiaries (other than us or one of our subsidiaries).

•	Liabilities (including whether accrued, contingent, or otherwise) related to, arising out of or resulting from businesses of ONEOK that were previously terminated or divested will be retained by ONEOK. ONEOK’s retention of liability does not include liabilities associated with the divesture of businesses or assets arising out of the natural gas distribution business.

•	Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document that offers for sale by such party any security after the separation.

•	Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document that offers for sale any security prior to the separation to the extent such liabilities arise out of, or result from, matters related to their respective businesses.

•	ONEOK will assume or retain any liability relating to, arising out of or resulting from any registration statement or similar disclosure document related to the separation (including the Form 10 and this Information Statement), but only to the extent such liability derives from a material misstatement or omission contained in the portions of this Information Statement that relate to ONEOK. We will assume or retain any other liability relating to, arising out of or resulting from our registration statement or similar disclosure documents related to the separation (including our Form 10 and Information Statement).

•	Each party shall be responsible for its allocated percentage of any contingent corporate liability that does not relate to either the natural gas distribution business or ONEOK’s remaining businesses.

Except as otherwise set forth in the Separation and Distribution Agreement, the allocation of liabilities with respect to taxes will be governed solely by the Tax Matters Agreement, and the allocation of liabilities with respect to employees and employee benefits matters will be governed solely by the Employee Matters Agreement, which are described below.

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained, and that any requirements of laws or judgments are not complied with.

Information in this Information Statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the separation, the parties will agree to cooperate to effect such transfers or assumptions as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements. In the event that the transfer of any asset or the assignment of any contract to us requires the consent of a third party which has not been obtained at the time of the closing of the separation, the Separation and Distribution Agreement provide that such asset or contract shall be retained pending receipt of such consent and we shall receive the benefits and bear the burdens of such asset or contract from and after the separation.

The Distribution. The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, we will distribute to ONEOK as a stock dividend the number of shares of our common stock distributable in the distribution. ONEOK will cause its agent to distribute to ONEOK shareholders as of the applicable record date all the issued and outstanding shares of our common stock. ONEOK will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by ONEOK in its sole discretion:

•	the SEC shall have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect, and this Information Statement shall have been mailed to the holders of ONEOK’s common stock;

•	ONEOK shall have received a surplus and solvency opinion from a nationally recognized valuation firm, in form and substance satisfactory to ONEOK, with respect to whether ONEOK should have adequate surplus to declare the distribution dividend and that, following the separation and distribution, each of ONEOK and ONE Gas should be solvent and adequately capitalized;

•	all required federal, state and municipal approvals (including approval of the Kansas Corporation Commission) and consents necessary to consummate the separation and distribution shall have been received;

•	we shall have received approximately $1.2 billion of cash from the issuance of debt securities and shall have made a cash distribution of approximately $1.2 billion to ONEOK;

•	ONEOK shall have received the IRS Ruling, which shall not have been withdrawn, invalidated or modified in an adverse manner, and the opinion of Skadden, tax counsel to ONEOK, which opinion will rely on the continued validity of the IRS Ruling, in each case to the effect that the distribution, together with certain related transactions, will qualify as tax-free to ONEOK, us, and the ONEOK shareholders under Sections 355, 368(a)(1)(D) and other related provisions of the Code;

•	the listing of our common stock on the NYSE shall have been approved, subject to official notice of issuance;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the debt financing, the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement shall be in effect; and

•	the board of directors of ONEOK shall have approved the distribution, which may be given or withheld in its absolute and sole discretion.

The fulfillment of these conditions will not create any obligation on ONEOK’s part to effect the distribution. ONEOK has the right not to complete the distribution if, at any time, ONEOK’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of ONEOK or its shareholders or that market conditions are such that it is not advisable to separate the natural gas distribution business from ONEOK.

Releases and Indemnification. Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement.

In addition, the Separation and Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us and the financial responsibility for the obligations and liabilities of ONEOK’s business with ONEOK. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of their officers, directors, employees, and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement;

•	the operation of each such party’s business, whether prior to or after the distribution; and

•	any breach by such party of the Separation and Distribution Agreement or ancillary agreement.

Except as otherwise set forth in the Separation and Distribution Agreement, indemnification with respect to taxes will be governed solely by the Tax Matters Agreement and indemnification with respect to employee and employee benefits matters will be governed solely by the Employee Matters Agreement, which are described below.

Legal Matters. Except as otherwise set forth in the Separation and Distribution Agreement (or as further described below), each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of separation.

Insurance. Following the separation, we will be responsible for obtaining and maintaining our own insurance coverage and will no longer be an insured party under ONEOK’s insurance policies, except in specified circumstances set forth in the Separation and Distribution Agreement.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Tax Matters Agreement

Allocation of Taxes. In connection with the separation, we and ONEOK will enter into the Tax Matters Agreement to govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the agreement:

•	We are responsible for any and all taxes (and any related interest, penalties or audit adjustments) reportable on a tax return filed by ONEOK or any of its subsidiaries which taxes are attributable to the natural gas distribution business, and ONEOK is responsible for any other taxes reportable on such tax returns; and

•	We are responsible for any and all taxes (and any related interest, penalties or audit adjustments) reportable on tax returns that include only us and/or any of our subsidiaries; and

•	We are entitled to any refund of taxes for which we are responsible under the Tax Matters Agreement, and ONEOK will compensate us for any net operating tax losses of the natural gas distribution business for pre-closing periods. ONEOK is entitled to any refund of taxes for which it is responsible under the Tax Matters Agreement.

We will settle the foregoing with ONEOK based on the estimated amount of our tax liability (or, if applicable, our estimated right to compensation for net losses), immediately prior to the separation. If such settlement amount is in excess of what is later determined to be due and owing, ONEOK will pay the difference to us, and if such settlement amount is less than what is later determined to be due and owing, we will pay the difference to ONEOK. Similar rules apply to the compensation for certain of our losses, if any. Any settlement payments required to be made under the Tax Matters Agreement shall include interest at a specified rate. Neither party’s obligations under the agreement are limited in amount or subject to any cap.

The agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

ONEOK is primarily responsible for preparing and filing any tax return with respect to the ONEOK affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined, unitary or similar group for U.S. state or local income tax purposes or U.S. state or local non-income tax purposes that includes ONEOK or any of its subsidiaries, including those that also include us and/or any of our subsidiaries. We are generally responsible for preparing and filing any tax returns that include only us and/or any of our subsidiaries.

The party responsible for preparing and filing a given tax return generally has exclusive authority to control tax contests related to any such tax return. We generally have exclusive authority to control tax contests with respect to tax returns that include only us and/or any of our subsidiaries.

Preservation of the Tax-Free Status of Certain Aspects of the Separation. We and ONEOK intend the distribution to qualify as a tax-free transaction to ONEOK, us, and the ONEOK shareholders under Sections 355 and 368(a)(1)(D) of the Code. In addition, we and ONEOK intend for certain related transactions to qualify for tax-free treatment under U.S. federal, state and local tax law.

ONEOK has requested the IRS Ruling to the effect that the distribution, together with certain related transactions, will qualify as a transaction that is tax-free to ONEOK, us and the ONEOK shareholders for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D) and other related provisions of the Code. In addition, ONEOK expects to receive an opinion from Skadden, tax counsel to ONEOK, regarding the tax-free status of the distribution. In connection with the IRS ruling and the opinion, we and ONEOK have made and will make certain representations regarding the past and future conduct of our respective businesses and certain other matters.

We will also make certain covenants that include restrictions on us intended to preserve the tax-free status of the distribution and certain related transactions. We may take certain actions prohibited by these covenants only if ONEOK receives a private letter ruling from the IRS or we obtain and provide to ONEOK an opinion from U.S. tax counsel or an accountant of recognized national standing, in either case acceptable to ONEOK in its sole and absolute discretion, to the effect that such action would not jeopardize the tax-free status of the distribution and certain related transactions. We will be barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the tax-free status of these transactions, for all periods. In addition, during the time period ending two years after the date of the distribution, these covenants include specific restrictions on our ability to:

•	issue or sell stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements) or merge or consolidate with another party;

•	sell assets outside the ordinary course of business, or materially change the manner of operating our business; and

•	enter into any other corporate transaction which would cause us to undergo a 40 percent or greater change in our stock ownership.

We will generally agree to indemnify ONEOK and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution and/or certain related transactions to the extent caused by an acquisition of our stock or assets or by any other action we undertake. This indemnification applies even if ONEOK has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Transition Services Agreement

The Transition Services Agreement with ONEOK will provide for an orderly transition to being an independent, publicly-traded company. Under the Transition Services Agreement, ONEOK will agree to provide us, and we will agree to provide ONEOK, with various services, including services relating to treasury and risk management, environmental management, tax compliance, telecommunications services and information technology services.

Under the Transition Services Agreement, we will pay a fee to ONEOK for the services needed by us and ONEOK will pay a fee to us for the services needed by it, which fees are intended to allow the relevant service provider to recover all of its direct and indirect costs, without profit. The Transition Services Agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of the separation of ONEOK into two companies. Unless specifically indicated in the agreement, all services to be provided under the Transition Services Agreement will be provided for a specified period of time generally not to extend beyond 12 to 24 months, although the parties may mutually agree to terminate some or all of those services in advance of the specified time period. After the expiration of the arrangements contained in the Transition Services Agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from ONEOK. We are developing a plan to increase our own internal capabilities in the future to reduce our reliance on ONEOK for these services. We will have the right to receive reasonable information with respect to the charges to us by ONEOK and other service providers for transition services provided by them.

Employee Matters Agreement

The Employee Matters Agreement with ONEOK will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations. The Employee Matters Agreement will also provide that outstanding ONEOK stock-based incentive compensation awards will be adjusted equitably in connection with the distribution. For further information see “Compensation Discussion and Analysis—Effects of Separation on Outstanding Executive Compensation Awards “ beginning on page 113 of this Information Statement.

Our participation in the ONEOK benefit plan arrangements will cease effective with the separation, but our benefit plans generally will credit service with ONEOK before the separation. We expect the Employee Matters Agreement will provide as a general matter that we and ONEOK will retain liability for employees and other individual service providers historically associated with our and their respective businesses.

Management Agreement

ONEOK has been granted franchises by certain municipalities which allow it to provide natural gas distribution services within the relevant municipality. Some of those franchise agreements require consent of the municipality to assign those agreements to us. In addition, a limited number of those franchise agreements prohibit ONEOK from transferring to us ownership of ONEOK’s natural gas distribution assets in that municipality until the municipality has consented to assignment of the franchise agreement. In connection with the separation, we will seek those consents where required.

If ONEOK is unable to obtain all such municipal consents prior to the separation, then we plan to enter into one or more Management Agreements with ONEOK to allow the continuation of natural gas service to our customers until such consent is obtained. Under the Management Agreement, ONEOK would retain the relevant unassigned franchise and, if applicable, the underlying assets, and we would agree to manage and operate the natural gas distribution business for ONEOK in such municipality. The Management Agreement would provide us with the right to receive all revenues and be obligated to pay all expenses associated with the natural gas business in such municipality. We would indemnify and hold ONEOK harmless against any liabilities that ONEOK may incur by reason of being the counterparty on the franchise agreement or the owner of the assets. Upon receipt of consent from the relevant municipality, the franchise agreement, and, if applicable, the underlying assets, will be assigned to us and the Management Agreement will automatically expire.

Director Interlocks

John W. Gibson, the current chief executive officer and chairman of each of ONEOK and ONEOK Partners, will resign as an employee of ONEOK at or shortly prior to the separation and will become the non-executive chairman of our board of directors and the boards of directors of each of ONEOK and ONEOK Partners.

DESCRIPTION OF ONE GAS CAPITAL STOCK

We have provided below a summary description of our capital stock. You should read the full text of our amended and restated certificate of incorporation and amended and restated bylaws, which will be filed as exhibits to the registration statement on Form 10 into which this Information Statement is incorporated, as well as the provisions of applicable Oklahoma law.

General

The total number of authorized shares of capital stock of ONE Gas will consist of shares of common stock, par value $0.01 per share, and shares of preferred stock, par value $0.01 per share. Based on the anticipated distribution ratio of share of ONE Gas stock for each share of ONEOK stock held as of the record date for the date of distribution, we expect to have approximately      holders of record immediately after the distribution based on the number of record holders of ONEOK stock as of         ,             .

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held by them on all matters submitted to our shareholders. Holders of our common stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.

Dividend Rights

Holders of our common stock will share equally on a per share basis in any dividend declared by our board of directors out of funds legally available for that purpose, subject to any preferential rights of holders of any outstanding shares of preferred stock.

Other Rights

Upon voluntary or involuntary liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to creditors and holders of any preferred stock that may be then outstanding, all holders of common stock are entitled to share equally on a pro rata basis in all remaining assets.

No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock or other securities of our company. There are no other subscription rights or conversion rights and there are no sinking fund provisions applicable to our common stock.

Preferred Stock

Our board of directors is authorized to issue shares of preferred stock, in one or more series or classes, and to fix for each series or class the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or redemption, as are permitted by Oklahoma law and as are stated in the resolution or resolutions adopted by our board providing for the issuance of shares of that series or class.

Amendment of Bylaws

Except as otherwise provided by law, our certificate of incorporation or our bylaws, our bylaws may be amended, altered or repealed at (i) a meeting of the shareholders provided that notice of such amendment, alteration or appeal is contained in the notice of such meeting or (ii) a meeting of our board of directors.

All such amendments must be approved by either the holders of at least 80 percent of the voting power of our then outstanding shares of common stock or by a majority of our entire board of directors then in office.

Amendment of the Certificate of Incorporation

Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as otherwise provided in our certificate of incorporation or as may be provided in the terms of any preferred stock, requires approval by the affirmative vote of both a majority of the members of our board of directors then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Our certificate of incorporation also requires the affirmative vote of the holders of 80% of our then outstanding shares to amend, repeal or adopt provisions in our certificate of incorporation relating to, among other things,

•	the number of directors and the manner of electing those directors, including the election of directors to newly created directorships and the classification of our board of directors;

•	provisions relating to changes in the bylaws;

•	a director’s personal liability to us or our shareholders;

•	shareholder ratification of various contracts, transactions and acts; and

•	voting requirements for approval of business combinations.

Shareholder Action; Special Meeting

Our certificate of incorporation eliminates the ability of our shareholders to act by written consent. Our certificate of incorporation provides that special meetings of our shareholders may be called only by a majority of the members of our board of directors.

Exculpation and Indemnification

Our certificate of incorporation provides that our directors and officers will not be personally liable for monetary damages for any action taken, or any failure to take any action, unless:

•	the director or officer has breached his or her duty of loyalty to the corporation or its shareholders;

•	the breach or failure to perform constitutes an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	the director served at the time of payment of an unlawful dividend or an unlawful stock purchase or redemption, unless the director was absent at the time the action was taken or dissented from the action; or

•	the director or officer derived an improper personal benefit from the transaction.

We will generally indemnify any person who was, is, or is threatened to be made, a party to a proceeding by reason of the fact that he or she:

•	is or was our director, officer, employee or agent; or

•	while our director, officer, employee or agent is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Any indemnification of our directors, officers or others pursuant to the foregoing provisions for liabilities arising under the Securities Act are, in the opinion of the SEC, against public policy as expressed in the Securities Act and are unenforceable.

Advance Notice Requirements for Shareholder Proposals

At any annual meeting of our shareholders, the only business that shall be brought before the meeting is that which is brought:

•	pursuant to our notice of meeting;

•	by or at the discretion of our board of directors; or

•	by any of our shareholders of record at the time the notice is given, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth herein.

For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice in writing to our secretary. To be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 calendar days before the anniversary of the date our proxy statement was released to shareholders in connection with the previous year’s annual meeting; provided however, that if the date of the meeting is changed by more than 30 days from the date of the previous year’s meeting, notice must be received no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed to shareholders or public disclosure of that date was made. The shareholder notice shall set forth as to each matter the shareholder proposes to bring before the meeting:

•	a brief description of and the reasons for proposing the matter at the meeting;

•	with respect to the shareholder giving notice or the beneficial owner, if any on whose behalf the proposal is made: (a) the name and address of such person, (b) the class or series and number of shares which are owned beneficially and of record by such person, (c) the name of each nominee holder of shares owned beneficially but not of record and the number of such shares held by each such nominee, (d) whether and the extent to which any derivative instrument, swap, option or similar transaction was entered into by or on behalf of such person or any of its affiliates or associates, and (e) whether and the extent to which any other agreement has been made by or on behalf of such person or any of its affiliates or associates to mitigate loss or manage risk of such person or to increase or decrease the voting power or other interest of such person;

•	a representation that the shareholder giving notice intends to appear in person or by proxy at the annual meeting;

•	any material interest of such shareholder of record or beneficial owner, if any, on whose behalf the proposal is made, or any of their respective affiliates or associates, in such proposal;

•	a description of all agreements between the shareholder, the beneficial owner, if any, on whose behalf the proposal is made, or any of their respective affiliates or associates, in connection with the proposal of such business by such shareholder; and

•	all other information that would be required to be disclosed by such shareholder or the beneficial owner, if any, on whose behalf the proposal is made in connection with solicitation of proxies for the election of directors in a contested election, pursuant to Regulation 14A of the Exchange Act.

These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders.

Higher Vote for Some Business Combinations and Other Actions

Subject to various exceptions, including acquiring 85 percent of the outstanding shares less shares owned by related persons in a single transaction, a business combination (including, but not limited to, a merger or consolidation, the sale, lease, exchange, transfer or other disposition of our assets in excess of $5,000,000, various issuances and reclassifications of securities and the adoption of a plan or proposal for liquidation or dissolution) with or upon a proposal by a related person, who is a person that is the direct or indirect beneficial owner of more than 10 percent of the outstanding voting shares of our stock (subject to various exceptions), and any affiliates of that person, shall require, in addition to any approvals required by law, the approval of the business combination by either:

•	a majority vote of all of the independent directors; or

•	the holders of at least two-thirds of the outstanding shares otherwise entitled to vote as a single class with the common stock to approve the business combination, excluding any shares owned by the related person.

Transactions with Interested Parties

Our certificate of incorporation provides that, in the absence of fraud, no contract or other transaction will be affected or invalidated by the fact that any of our directors are in any way interested in or connected with any other party to the contract or transaction or are themselves parties to the contract or transaction, provided that the interest is fully disclosed or otherwise known to our board of directors at the meeting of our board of directors at which the contract or transaction is authorized or confirmed, and provided further that a quorum of disinterested directors is present at the meeting of our board of directors authorizing or confirming the contract or transaction and the contract or transaction is approved by a majority of the quorum, and no interested director votes on the contract or transaction. Any contract, transaction or act entered into or taken by us or our board or any committee thereof that is ratified by a majority of a quorum of the shareholders having voting power at any annual meeting, or any special meeting called for that purpose, will be valid and binding as though ratified by all of our shareholders. Any director may vote upon any contract or other transaction between us and any subsidiary corporation without regard to the fact that he is also a director of that subsidiary corporation. No contract or agreement between us and any other corporation or party that owns a majority of our capital stock or any subsidiary of that other corporation shall be made or entered into without the affirmative vote of a majority of the whole board of directors at a regular meeting of the board.

Classified Board of Directors

Our certificate of incorporation provides for our board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. The provision for our classified board may be amended, altered or repealed upon the approval of our board of directors and the affirmative vote of the holders of at least 80 percent of the voting power of the shares entitled to vote at an election of directors.

The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual shareholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

We believe that a classified board will help to assure the continuity and stability of our board and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience on our board. The classified board provision should also help to ensure that our board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

We expect that Class I directors will have an initial term expiring on the date of the first annual meeting following the distribution, Class II directors will have an initial term expiring on the date of the second annual meeting following the distribution and Class III directors will have an initial term expiring on the date of the third annual meeting following the distribution. After the distribution, we expect our board will consist of                      directors.

After the initial term of each class, our directors will serve three-year terms. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Our certificate of incorporation and bylaws further provide that, generally, vacancies or newly created directorships in our board may only be filled by the vote of a majority of our board provided that a quorum is present and any director so chosen will hold office until the next election of the class for which such director was chosen.

Nomination of Directors

Subject to certain exceptions, only persons nominated in accordance with our bylaws may be eligible for election as directors. Our bylaws provide that nominations may be made at any annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors:

•	by or at the discretion of our board of directors or a committee thereof; or

•	by any of our shareholders of record at the time the notice is given, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth herein.

For nominations to be properly brought before an annual meeting, or a special meeting called for the purpose of electing directors, by a shareholder, the shareholder must have given timely notice in writing to our secretary. To be timely, a shareholder’s notice must be received at our principal executive offices in the case of an annual meeting not less than 120 calendar days before the anniversary of the date our proxy statement was released to shareholders in connection with the previous year’s annual meeting; provided however, that if the date of the meeting is changed by more than 30 days from the date of the previous year’s meeting, notice must be received no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed to shareholders or public disclosure of that date was made. In the case of a special meeting called for the purpose of electing directors, to be timely, the shareholder’s notice must be received at our principal executive offices not later than the 10th day following the earlier of the day on which notice of the date of the meeting was mailed to shareholders or public disclosure of such date was made. The shareholder notice shall set forth:

•	as to each person whom the shareholder proposes to nominate for election as a director: (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) the class or series and number of shares of the company that are owned beneficially or of record by such person and any affiliates or associates of such person, (d) the name of each nominee holder of shares owned beneficially but not of record and the number of such shares held by each such nominee, (e) whether and the extent to which any derivative instrument, swap, option or similar transaction was entered into by or on behalf of such person or any of its affiliates or associates, (f) whether and the extent to which any other agreement has been made by or on behalf of such person or any of its affiliates or associates to mitigate loss or manage risk of such person or to increase or decrease the voting power or other interest of such person, and (g) all other information that would be required to be disclosed by such shareholder or the beneficial owner, if any, on whose behalf the proposal is made in connection with solicitation of proxies for the election of directors in a contested election, pursuant to Regulation 14A of the Exchange Act;

•

with respect to the shareholder giving notice or the beneficial owner, if any on whose behalf the proposal is made: (a) the name and address of such person, (b) the class or series and number of shares which are owned beneficially and of record by such person, (c) the name of each nominee holder of shares owned beneficially but not of record and the number of such shares held by each such nominee, (d) whether and the extent to which any derivative instrument, swap, option or similar transaction was entered into by or on behalf of such person or any of its affiliates or associates, (e) whether and the extent to which any other agreement has been made by or on behalf of such person or any of its affiliates or associates to mitigate loss or manage risk of such person or to increase or decrease the voting power or other interest of such person, (f) representation that the shareholder giving notice intends to appear in person or by proxy at the annual meeting, (g) a description of all agreements between the shareholder, the beneficial owner, if any, on whose behalf the proposal is made, or any of their respective affiliates or associates, in connection with the proposal of such business by such shareholder, and (h) all other information that would be required to be disclosed by such shareholder or the beneficial owner, if any, on whose behalf the proposal is made in connection with solicitation of proxies for the election of directors in a contested election, pursuant to Regulation 14A of the Exchange Act.

These provisions may impede shareholders’ ability to nominate persons for election as directors.

Oklahoma Law

Oklahoma Takeover Statute

We are subject to Section 1090.3 of the Oklahoma General Corporation Act. In general, Section 1090.3 prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date that person became an interested shareholder, unless:

•	prior to the date that person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of our voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which that person became an interested shareholder, the business combination was approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested shareholder.

Section 1090.3 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, transfer, pledge or other disposition involving an interested shareholder of 10 percent or more of the assets of the corporation;

•	subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of the stock of the corporation to an interested shareholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

For purposes of the description above and Section 1090.3, the term “corporation” also includes our majority-owned subsidiaries. In addition, Section 1090.3, defines an “interested shareholder” as an entity or person beneficially owning 15 percent or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person.

Oklahoma Control Share Provisions

Our certificate of incorporation provides that we are not subject to the control share provisions of the Oklahoma General Corporation Act. With exceptions, this act prevents holders of more than 20 percent of the voting power of the stock of an Oklahoma corporation from voting their shares. If we were to become subject to the control share provisions of the Oklahoma General Corporation Act in the future, this provision may delay the time it takes anyone to gain control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

Listing

We intend to file an application to list our shares of common stock on the NYSE. We expect that our shares will trade under the ticker symbol “OGS”. We have provided a confirmation to the NYSE that prior to trading as of the original listing date, we believe we will have:

•	a closing price of at least $4 at the time of listing;

•	at least 400 U.S. shareholders of 100 shares or more;

•	at least 1,100,000 publicly held shares outstanding in the United States; and

•	an aggregate market value of publicly held shares of at least $40 million in the United States.

Sale of Unregistered Securities

Upon our incorporation, we issued 100 shares of our common stock to ONEOK at a price of $0.01 per share for total consideration of $1.00 cash. We did not register the issuance under the Securities Act because it did not constitute a public offering and therefore was exempt from registration pursuant to Section 4(2) of the Securities Act.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Our Existing Debt

ONEOK uses a centralized cash management program that concentrates the cash assets of its operating divisions and subsidiaries in joint accounts for the purpose of providing financial flexibility and lowering the cost of borrowing, transaction costs and bank fees. The centralized cash management program provides that funds in excess of the daily needs of the operating divisions and subsidiaries are concentrated, consolidated or otherwise made available for use by other wholly owned entities of ONEOK. Under this cash management program, depending on whether a participating division or subsidiary has short-term cash requirements or cash surpluses, ONEOK provides cash to its respective divisions or subsidiaries or the divisions or subsidiaries provide cash to ONEOK. The amounts receivable, or due, under this program are due on demand. Activities under this program are reflected in our Balance Sheets included elsewhere in this information statement as short-term note payable to ONEOK.

Principal under this note payable bears interest based on ONEOK’s weighted-average cost of short-term debt, plus a utilization fee of 50 basis points, calculated monthly. The weighted-average interest rates for this note payable to ONEOK were 0.96 percent, 0.82 percent and 0.61 percent for 2012, 2011 and 2010, respectively. Changes in this note payable represent any funding required from ONEOK for working capital or capital expenditures and after giving effect to the distributions to ONEOK from our cash flows from operations.

We have a $1.1 billion long-term line of credit with ONEOK. The weighted-average interest rate on the amounts outstanding for the year was 6.43 percent, 6.87 percent and 6.92 percent in 2012, 2011 and 2010, respectively. The interest rate on the long-term line of credit is reset each year based on ONEOK’s outstanding debt plus an adjustment of 50 basis points for ONEOK’s cost to administer the program. The amount utilized by us on the long-term line of credit is adjusted annually with an offset to owner’s net investment to adjust debt-to-capital ratio to a level consistent with ONEOK’s debt-to-capital ratio. The outstanding principal under the long-term line of credit is due December 31, 2020, and no payments are required until maturity.

Immediately prior to the contribution of the natural gas distribution business to ONE Gas, ONEOK will contribute to the capital of the natural gas distribution business all amounts outstanding under this note payable and long-term line of credit.

Our Debt Securities

In connection with the separation, we expect that we will receive approximately $1.2 billion of cash from the issuance of debt securities. We expect to make a cash distribution of approximately $1.2 billion to ONEOK from the expected proceeds of these debt securities.

The amount to be paid to ONEOK and the amount, type and term of the debt securities we will issue have not yet been determined, but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt securities ultimately issued could be different from the amount disclosed in this Information Statement.

ONEOK has informed us that the approximately $1.2 billion cash distribution proceeds it receives from us will be used to reduce outstanding ONEOK debt and/or repurchase ONEOK shares, in each case within 18 months following the distribution.

Our Credit Facility

Additionally, we intend to enter into a credit facility and other financing arrangements intended to support our working capital and general corporate needs and normal course of business requirements after the separation. For more information on our planned financing arrangements, please see the sections entitled “ONE Gas, Inc.—Unaudited Pro Forma Financial Statements,” “Dividend Policy,” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that ONEOK shareholders will receive in the distribution. This Information Statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company, the distribution and the separation, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this Information Statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

After the Form 10, of which this Information Statement is a part, is declared effective, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1 (800) SEC-0330 for further information about the public reference room.

We maintain an Internet site at http://www.                    .com. Our website and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the registration statement on Form 10 of which this Information Statement is a part.

As a result of the separation, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill those obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed under Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish those materials to the SEC.

GLOSSARY

The abbreviations, acronyms and industry terminology used in this Information Statement are defined as follows:

AVTS	Ad Valorem Tax Surcharge
Bcf	Billion cubic feet
Bcf/d	Billion cubic feet per day
CERCLA	Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended
CFTC	Commodities Futures Trading Commission
Clean Air Act	Federal Clean Air Act, as amended
Clean Water Act	Federal Water Pollution Control Act Amendments of 1972, as amended
Code	Internal Revenue Code of 1986, as amended
COG	Cost of gas
COGR	Cost of gas rider
COSA	Cost of service adjustment
DOT	United States Department of Transportation
Dth	Dekatherm
ECP	Equity Compensation Plan
EIA	Energy Information Administration
EPA	United States Environmental Protection Agency
EPS	Diluted earnings per share
Exchange Act	Securities Exchange Act of 1934, as amended
FERC	Federal Energy Regulatory Commission
GAAP	Accounting principles generally accepted in the United States of America
GRIP	Texas Gas Reliability Infrastructure Program
GSRS	Gas System Reliability Surcharge
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IMP	Integrity Management Program
IRS	U.S. Internal Revenue Service
IRS Ruling	Private Letter Ruling from the IRS
KCC	Kansas Corporation Commission
LDCs	Local distribution companies
LIBOR	London Interbank Offered Rate
LTI Plan	Long-Term Incentive Plan
MMcf	Million cubic feet
Natural Gas Act	Natural Gas Act of 1938, as amended
NYSE	New York Stock Exchange
OCC	Oklahoma Corporation Commission
ONE Gas	ONE Gas, Inc.
ONEOK	ONEOK, Inc. and its subsidiaries
ONEOK Partners	ONEOK Partners, L.P. and its subsidiaries
OPEB	Other post-employment benefits
OSHA	Occupational Safety and Health Administration
PBRC	Performance-Based Rate Change
PHMSA	United States Department of Transportation Pipeline and Hazardous Materials Safety Administration
Pipeline Safety Improvement Act	Pipeline Safety Improvement Act of 2002, as amended
Pipeline Safety, Regulatory Certainty and Job Creation Act	Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011, as amended

RICE NESHAP	National Emission Standards for Hazardous Air Pollutants for Reciprocating Internal Combustion Engines
ROE	Return on equity calculated consistent with utility ratemaking in each jurisdiction
ROIC	Return on invested capital
RRC	Railroad Commission of Texas
SEC	Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
SERP	Supplemental Executive Retirement Plan
Skadden	Skadden, Arps, Slate, Meagher & Flom LLP
TCM	Total Compensation Measurement
TSR	Total shareholder return
WNA	Weather-normalization adjustments

The statements in this Information Statement that are not historical information, including statements concerning plans and objectives of management for future operations, economic performance or related assumptions, are forward-looking statements. Forward-looking statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “should,” “goal,” “forecast,” “guidance,” “could,” “may,” “continue,” “might,” “potential,” “scheduled” and other words and terms of similar meaning. Although we believe that our expectations regarding future events are based on reasonable assumptions, we can give no assurance that such expectations and assumptions will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements are described under “Risk Factors,” and “Forward-Looking Statements,” in this Information Statement.

FINANCIAL STATEMENTS

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction—ONE Gas, Inc. is a wholly owned subsidiary of ONEOK. Following the separation, ONE Gas will be an independent, publicly traded company, and ONEOK will not retain any ownership interest in our company. The separation will occur through the following steps:

•	the “reorganization,” which is ONEOK’s corporate reorganization in which ONEOK will transfer the assets and liabilities of its natural gas distribution business to ONE Gas. These assets and liabilities include accounts receivable and payable, natural gas in storage, regulatory assets and liabilities, pipeline and other natural gas distribution facilities, customer deposits, employee-related assets and liabilities including amounts attributable to pension and other postretirement benefits, tax-related assets and liabilities and other assets and liabilities associated with providing natural gas distribution service in Oklahoma, Kansas and Texas.

As part of the reorganization, (1) immediately prior to the contribution of the natural gas distribution business to ONE Gas, ONEOK will contribute to the capital of the natural gas distribution business all of the amounts outstanding on our short-term note payable to and long-term line of credit with ONEOK, (2) ONE Gas expects to issue approximately $1.2 billion of debt securities and receive approximately $1.2 billion of cash, and (3) ONE Gas expects to make a cash distribution of approximately $1.2 billion to ONEOK, followed by

•	the “distribution,” which is the distribution to ONEOK’s shareholders of all of the ONE Gas shares of common stock.

ONE Gas will not have any material assets or liabilities as a separate corporate entity until the contribution by ONEOK of the business described in the ONE Gas Information Statement in which these unaudited pro forma financial statements are included (the “Information Statement”). Following the contribution of these assets and liabilities, ONE Gas will operate the business as a stand-alone natural gas distribution company. Following the separation, ONEOK shareholders will directly own all of the shares of ONE Gas common stock.

Unaudited Pro Forma Financial Information—The following unaudited pro forma financial statements have been derived from the financial statements of the predecessor of ONE Gas, our predecessor for accounting purposes (“Predecessor”), included elsewhere in the Information Statement. Our Predecessor consists of the business attributable to ONEOK’s Natural Gas Distribution segment that will be transferred to us in connection with the separation. Although the legal transfer of ONEOK’s natural gas distribution businesses to us has yet to take place, for ease of reference, these unaudited pro forma financial statements include references to “we,” “us” or “our” that relate to our Predecessor. The contribution of the assets and liabilities of the natural gas distribution business will be recorded on a historical cost basis as the reorganization is among entities under common control.

While the historical financial statements reflect the past financial results of our Predecessor, these unaudited pro forma financial statements give effect to the separation of that business into an independent, publicly traded company. The pro forma adjustments to reflect the separation include:

•	Reorganization adjustments—reflect the internal reorganization of ONEOK’s corporate structure by means of transfers of all of the assets and liabilities of the natural gas distribution business to us and ONEOK’s contribution to our capital all of our notes payable to ONEOK,

•	Financing adjustments—reflect the receipt of approximately $1.2 billion of cash from our expected issuance of debt securities with corresponding adjustment to interest expense assuming an interest rate based on an investment grade credit rating with an approximate credit spread over the relevant benchmark rate and the cash distribution of approximately $1.2 billion to ONEOK from the net proceeds of our debt securities offering, and

•	Distribution adjustment—represents the distribution of our common stock to the shareholders of ONEOK.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, the actual adjustments that would have been made had the separation occurred on the dates described may have differed from the pro forma adjustments. However, management believes the adjustments provide a reasonable basis for presenting the significant effects of the transactions as contemplated, give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma balance sheet as of September 30, 2013, gives effect to the separation as if it had occurred on September 30, 2013. The unaudited pro forma statements of income for the nine-month period ended September 30, 2013, and the year ended December 31, 2012, give effect to the separation described above as if it had occurred on January 1, 2012. The unaudited pro forma financial statements are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

All significant pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma financial statements which should be read in conjunction with such unaudited pro forma financial information, as well as in conjunction with our Predecessor’s historical financial statements and related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is included elsewhere in the Information Statement.

ONE Gas, Inc.

UNAUDITED PRO FORMA STATEMENTS OF INCOME

	Nine Months Ended September 30, 2013				Year Ended December 31, 2012
	Predecessor Historical	Pro Forma Adjustments		ONE Gas Pro Forma	Predecessor Historical	Pro Forma Adjustments		ONE Gas Pro Forma
	(Thousands of dollars, except per share amounts)
Revenues	$1,167,266	$—		$1,167,266	$1,376,649	$—		$1,376,649
Cost of natural gas	577,912	—		577,912	620,260	—		620,260

Net margin	589,354	—		589,354	756,389	—		756,389

Operating expenses
Operations and maintenance	292,275	—		292,275	363,120	—		363,120
Depreciation and amortization	100,118	—		100,118	130,150	—		130,150
General taxes	41,627	—		41,627	47,405	—		47,405

Total operating expenses	434,020	—		434,020	540,675	—		540,675

Operating income	155,334	—		155,334	215,714	—		215,714

Other income	3,909	—		3,909	3,664	—		3,664
Other expense	(1,980)	—		(1,980)	(2,225)	—		(2,225)
Interest expense	(45,702)	45,702	(a)	(41,085)	(60,793)	60,793	(a)	(54,710)
		(41,085	)(f)			(54,710	)(f)

Income before income taxes	111,561	4,617		116,178	156,360	6,083		162,443

Income taxes	(42,684)	(1,777	)(d)	(44,461)	(59,851)	(2,342	)(d)	(62,193)

Net income	$68,877	$2,840		$71,717	$96,509	$3,741		$100,250

Pro forma income from continuing operations per share (Note 3):
Basic

Diluted

Weighted-average shares outstanding:
Basic

Diluted

See accompanying Notes to Unaudited Pro Forma Financial Statements.

ONE Gas, Inc.

UNAUDITED PRO FORMA BALANCE SHEET

September 30, 2013

	Predecessor Historical	Pro Forma Adjustments		ONE Gas Pro Forma
	(Thousands of dollars)
Assets
Property, plant and equipment
Property, plant and equipment	$4,447,285	$—		$4,447,285
Accumulated depreciation and amortization	1,476,832	—		1,476,832

Net property, plant and equipment	2,970,453	—		2,970,453

Current assets
Cash	2,682	1,190,850	(f)	2,682
		(1,190,850	)(g)
Accounts receivable, net	124,418	—		124,418
Natural gas in storage	200,096	—		200,096
Regulatory assets	41,251	—		41,251
Other current assets	23,953	—		23,953

Total current assets	392,400	—		392,400

Goodwill and other assets
Regulatory assets	34,808	343,820	(b)	378,628
Goodwill	157,953	—		157,953
Other assets	16,474	16,667	(b)	42,291
		9,150	(f)

Total goodwill and other assets	209,235	369,637		578,872

Total assets	$3,572,088	$369,637		$3,941,725

See accompanying Notes to Unaudited Pro Forma Financial Statements.

ONE Gas, Inc.

UNAUDITED PRO FORMA BALANCE SHEET

September 30, 2013

(Continued)

	Predecessor Historical	Pro Forma Adjustments			ONE Gas Pro Forma
	(Thousands of dollars)
Equity and liabilities
Equity and long-term debt
Equity
Common stock	$—	$		(i)	$
Paid-in capital	—		1,474,208	(h)		1,474,208
Owner’s net investment	1,203,326		147,745	(b)		—
			1,313,987	(c)
			(1,190,850	)(g)
			(1,474,208	)(h)
				(i)
Accumulated other comprehensive loss	—		(2,860	)(b)		(2,860)

Total equity	1,203,326		268,022			1,471,348

Long-term debt, excluding current maturities	1,319		1,200,000	(f)		1,201,319
Long-term line of credit with ONEOK	1,027,631		(1,027,631	)(c)		—

Total equity and long-term debt	2,232,276		440,391			2,672,667

Current liabilities
Current maturities of long-term debt	149		—			149
Short-term note payable to ONEOK	342,364		(342,364	)(c)		—
Affiliate payable	20,947		(20,947	)(e)		—
Accounts payable	75,072		20,947	(e)		96,019
Accrued taxes other than income	38,878		—			38,878
Customer deposits	55,857		—			55,857
Regulatory liabilities	23,237		—			23,237
Other current liabilities	15,677		681	(b)		16,358

Total current liabilities	572,181		(341,683)			230,498

Deferred credits and other liabilities
Deferred income taxes	697,291		90,700	(b)		843,999
			56,008	(c)
Regulatory liabilities	23,051		—			23,051
Other deferred credits	47,289		124,221	(b)		171,510

Total deferred credits and other liabilities	767,631		270,929			1,038,560

Commitments and contingencies

Total equity and liabilities	$3,572,088		$369,637			$3,941,725

See accompanying Notes to Unaudited Pro Forma Financial Statements.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

Organization—ONE Gas, Inc. is a wholly owned subsidiary of ONEOK. Following the separation, ONE Gas will be an independent, publicly traded company, and ONEOK will not retain any ownership interest in our company. The historical financial data for ONE Gas has been derived from the financial statements of the predecessor of ONE Gas, our predecessor for accounting purposes (“Predecessor”). Although the legal transfer of ONEOK’s natural gas distribution businesses to us has yet to take place, for ease of reference, these unaudited pro forma financial statements include references to “we”, “us” or “our” that relate to our Predecessor. Our Predecessor consists of the business that ONEOK attributes to its natural gas distribution business which is located in Oklahoma, Kansas and Texas. The separation will occur through the following steps:

•	the “reorganization,” which is ONEOK’s corporate reorganization in which ONEOK will transfer the assets and liabilities of its natural gas distribution business to ONE Gas. These assets and liabilities include accounts receivable and payable, natural gas in storage, regulatory assets and liabilities, pipeline and other natural gas distribution facilities, customer deposits, employee-related assets and liabilities including amounts attributable to pension and other postretirement benefits, general and income tax related assets and liabilities and other assets and liabilities associated with providing natural gas distribution service in Oklahoma, Kansas and Texas.

•	As part of the reorganization, (1) immediately prior to the contribution of the natural gas distribution business to ONE Gas, ONEOK will contribute to the capital of the natural gas distribution business all of the amounts outstanding on our short-term note payable to and long-term line of credit with ONEOK, (2) ONE Gas expects to issue approximately $1.2 billion of debt securities and receive approximately $1.2 billion of cash, and (3) ONE Gas expects to make a cash distribution of approximately $1.2 billion to ONEOK, followed by

•	the “distribution,” which is the distribution to ONEOK’s shareholders of all of the ONE Gas shares of common stock.

ONE Gas will not have any material assets or liabilities as a separate corporate entity until the contribution to us by ONEOK of the business described in this Information Statement. Following the contribution of these assets and liabilities to us, ONE Gas will operate as a stand-alone natural gas distribution company.

The historical financial information is derived from the historical financial statements of our Predecessor set forth elsewhere in this Information Statement and is qualified in its entirety by reference to such historical financial statements and notes thereto. The pro forma adjustments have been prepared as if the transactions to be effected prior to or at the completion of the separation of us into an independent, publicly traded company had taken place on September 30, 2013, in the case of the unaudited pro forma balance sheet, and on January 1, 2012, in the case of the unaudited pro forma statements of income for the year ended December 31, 2012, and the nine months ended September 30, 2013. The pro forma income statement adjustments give effect to events that are directly attributable to the separation, are expected to have a continuing impact and are factually supportable. The pro forma balance sheet adjustments give effect to events that are directly attributable to the separation and factually supportable regardless of whether they have a continuing impact or are nonrecurring.

Nature of Operations—We provide natural gas distribution services to more than 2 million customers in Oklahoma, Kansas and Texas through our divisions Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service. We serve residential, commercial, industrial and transportation customers in all three states. In addition, the natural gas distribution companies serve wholesale and public authority customers.

We currently depend on ONEOK for a number of administrative functions. Historically, the cost of these functions have been allocated to us by ONEOK through a variety of methods, depending upon the nature of the expenses. ONE Gas expects to enter into a transition services agreement under which ONEOK will continue to provide to us, on an interim basis, various corporate support services. We expect to reimburse ONEOK for its costs of providing such services to us. Upon completion of our separation from ONEOK, we will incur additional expenses as a result of being a stand-alone public company. Under the terms of the Separation and Distribution Agreement, we will be responsible for all costs and expenses that we incur as a stand-alone company after the distribution. No pro forma adjustments have been made for anticipated additional expenses which are not factually supportable.

Prior to December 31, 2013, ONE Gas will have no employees. ONEOK is currently evaluating the form of the employee transfers to ONE Gas, which are expected to be effective on January 1, 2014, but in any event no later than the closing of the separation. We expect such transfers will include assets and liabilities related to employee benefit plans and postretirement benefit plans. The amount of the assets and liabilities included in the pro forma adjustments have been estimated based upon the specific employees expected to be transferred to ONE Gas. The final allocation of assets and liabilities to ONE Gas could be different (higher or lower) depending upon the actual employees that transfer to ONE Gas upon the separation and market conditions. For more information regarding the allocation of employee-related expenses in the historical financial statements, see Note 2 of the Notes to Annual Audited Financial Statements of ONE Gas Predecessor.

2. Pro Forma Adjustments

Reorganization Adjustments

In accordance with the terms of the Separation and Distribution Agreement, ONEOK will contribute the assets and liabilities of its natural gas distribution business to us. These contributions will be recorded at historical cost as the reorganization is among entities under common control. Adjustments included in the unaudited pro forma financial statements related to the separation are as follows:

a.	Reflects the elimination of affiliate interest expense associated with notes payable to ONEOK.

b.	Reflects the allocation of pension and other postretirement benefits assets and liabilities (in thousands):

Regulatory assets—pension and other postretirement benefits	$343,820
Supplemental executive retirement account assets	16,667
Pension and other postretirement obligations—current	(681)
Pension and other postretirement obligations—noncurrent	(124,221)
Deferred tax liability	(90,700)
Accumulated other comprehensive loss	2,860

Net assets (liabilities) contributed	$147,745

ONEOK has employee defined benefit retirement plans and other postretirement benefit plans that provide postretirement medical and life insurance benefits covering certain employees, which we refer to as “Shared Plans.” Liabilities related to employee and retiree benefit plans generally will be assigned based on the individual’s last employment, so each individual who (1) retired from ONEOK while providing services to the natural gas distribution segment, (2) is currently associated with the natural gas distribution business, or (3) will be assigned to ONE Gas in connection with the separation will have his or her benefit plan liabilities assigned to ONE Gas.

Employee and retiree benefit liabilities relating to all other personnel not meeting one of the three criteria above generally will remain the liability of ONEOK. Assets in the benefit plans are expected to be assigned in accordance with the applicable rules and regulations associated with the division of a single plan into separate plans. ONE Gas will adopt and sponsor defined benefit retirement plans and other postretirement benefit plans that are generally consistent with the plans sponsored by ONEOK.

Regulatory authorities in our jurisdictions allow us to defer recognition of certain costs related to pension and other postretirement benefits and permit recovery of the amounts through rates over time, as opposed to expensing such costs as incurred. We believe it is probable that our regulators will continue to include the net periodic pension and other postretirement benefit costs in our regulated entities’ cost of service. Accordingly, we have reflected the minimum liability associated with the pro forma adjustment related to our pension and other postretirement benefit obligations that otherwise would have been recorded in accumulated other comprehensive income as a regulatory asset.

Actuarial Assumptions—The following table sets forth the weighted-average assumptions used to determine benefit obligations for pension and postretirement benefits:

Discount rate	5.25%
Compensation increase rate	3.45% - 3.50%

c.	Reflects the elimination of intercompany balances with ONEOK as a contribution to our capital by ONEOK.

d.	Represents the tax effect of pro forma adjustments to income before income taxes using a blended statutory tax rate of 38.5 percent. Our effective tax rate could be different (either higher or lower) depending on activities subsequent to the separation.

e.	Reflects affiliate trade payable amounts with ONEOK in our historical financial statements reclassified as unaffiliated third party.

Financing Adjustments

f.	Reflects the issuance of our fixed-rate debt securities, which result in the following adjustments (in thousands):

Proceeds from issuance	$1,200,000
Issuance costs	(9,150)

Net proceeds from issuance	$1,190,850

Pro forma interest expense was calculated based on a weighted-average interest rate of 4.6 percent before issuance costs and fees. The interest rates reflect estimates based on an assumed investment grade credit rating and an approximate credit spread over the relevant benchmark rate. Pro forma interest expense also includes debt issuance cost amortization calculated using a method that approximates the effective interest method, as follows (in thousands):

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Interest expense	$41,580	$55,440
Amortization of issuance costs	423	565
Less: interest capitalized	(918)	(1,295)

Total interest expense	$41,085	$54,710

Actual interest expense we incur in future periods associated with the issuances of the notes may be higher or lower depending upon the final interest rates upon issuances. An increase in the interest rates by 12.5 basis points would increase interest expense by $1.5 million annually.

No borrowings under the revolving credit facility are assumed for any period presented. We expect to incur interest costs in future periods from short-term borrowings, including financing for natural gas in storage.

g.	Represents the cash distribution to ONEOK of the net proceeds from the issuance of our fixed-rate debt securities.

Distribution Adjustments

h.	Represents the reclassification of the net investment by ONEOK to paid-in capital.

i.	Represents the distribution of approximately million shares of our common stock at a par value of $0.01 per share to holders of ONEOK common stock.

3. Earnings per Share

The calculation of pro forma basic net income per share is calculated by dividing the pro forma net income by the weighted average number of shares of ONEOK common stock outstanding for the periods indicated, adjusted for an assumed distribution ratio of              shares of our common stock for each share of ONEOK common stock outstanding. The calculation of pro forma diluted net income per share is calculated by dividing the pro forma net income by the weighted average number of shares of ONEOK common stock outstanding and diluted shares of common stock outstanding for the periods indicated, adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from share-based awards subsequently transferred to or granted by ONE Gas.

AUDITED HISTORICAL BALANCE SHEET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of ONE Gas, Inc.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of ONE Gas, Inc. at September 30, 2013, in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

October 1, 2013

ONE Gas, Inc.

BALANCE SHEET

September 30, 2013
Assets
Cash	$1

Total assets	$1

Equity
Common stock, $0.01 par value: authorized 1,000 shares; 100 shares issued and outstanding	$1

Total equity	$1

See accompanying Note to Balance Sheet.

ONE Gas, Inc.

NOTE TO BALANCE SHEET

1. Description of Business

We were formed on August 30, 2013, as a wholly owned subsidiary of ONEOK, to hold ONEOK’s natural gas distribution business and to have our shares distributed to ONEOK’s shareholders. We have not incurred any income or expenses from our date of formation through September 30, 2013. Following our separation from ONEOK, we will be an independent, publicly traded company. ONEOK will not retain any ownership interest in our company. We will be the largest natural gas distributor in Oklahoma and Kansas and the third largest natural gas distributor in Texas, providing service as a regulated public utility to wholesale and retail customers. Our largest distribution markets will be Oklahoma City and Tulsa, Oklahoma; Kansas City, Wichita and Topeka, Kansas; and Austin and El Paso, Texas.

ANNUAL AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ONEOK, Inc.:

We have audited the accompanying balance sheets of ONE Gas Predecessor as of December 31, 2012 and 2011, and the related statements of income, of changes in owner’s net investment and of cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ONE Gas Predecessor at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

October 1, 2013

ONE Gas Predecessor

STATEMENTS OF INCOME

	Years Ended December 31,
	2012	2011	2010
	(Thousands of dollars)
Revenues	$1,376,649	$1,621,334	$1,817,402
Cost of natural gas, including affiliate	620,260	869,499	1,062,485

Net margin	756,389	751,835	754,917

Operating expenses
Operations and maintenance, including affiliate	363,120	373,511	354,414
Depreciation and amortization, including affiliate	130,150	132,212	130,968
General taxes	47,405	46,452	43,942

Total operating expenses	540,675	552,175	529,324

Operating income	215,714	199,660	225,593

Other income, including affiliate	3,664	140	4,037
Other expense, including affiliate	(2,225)	(2,919)	(3,804)
Interest expense, including affiliate	(60,793)	(54,119)	(52,305)

Income before income taxes	156,360	142,762	173,521

Income taxes	(59,851)	(56,004)	(67,099)

Net income	$96,509	$86,758	$106,422

See accompanying Notes to Financial Statements.

ONE Gas Predecessor

BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(Thousands of dollars)
Assets
Property, plant and equipment
Property, plant and equipment	$4,269,377	$4,002,972
Accumulated depreciation and amortization	1,442,423	1,393,186

Net property, plant and equipment (Note 5)	2,826,954	2,609,786

Current assets
Cash	4,040	4,475
Accounts receivable, net	260,306	272,850
Natural gas in storage	102,989	133,143
Regulatory assets (Note 4)	68,719	29,830
Other current assets	21,040	24,192

Total current assets	457,094	464,490

Goodwill and other assets
Regulatory assets (Note 4)	38,178	43,763
Goodwill	157,953	157,953
Other assets	11,153	9,493

Total goodwill and other assets	207,284	211,209

Total assets	$3,491,332	$3,285,485

See accompanying Notes to Financial Statements.

ONE Gas Predecessor

BALANCE SHEETS

(Continued)

	December 31, 2012	December 31, 2011
	(Thousands of dollars)
Equity and liabilities
Equity and long-term debt
Owner’s net investment	$1,154,797	$1,158,355
Long-term debt, excluding current maturities	1,323	1,529
Long-term line of credit with ONEOK	1,027,631	912,396

Total equity and long-term debt	2,183,751	2,072,280

Current liabilities
Current maturities of long-term debt	206	330
Short-term note payable to ONEOK	294,109	235,417
Affiliate payable	21,087	25,884
Accounts payable	137,276	132,946
Accrued taxes other than income	29,977	29,803
Customer deposits	58,087	59,341
Other current liabilities	37,960	54,771

Total current liabilities	578,702	538,492

Deferred credits and other liabilities
Deferred income taxes	649,303	587,852
Other deferred credits	79,576	86,861

Total deferred credits and other liabilities	728,879	674,713

Commitments and contingencies (Note 9)

Total equity and liabilities	$3,491,332	$3,285,485

See accompanying Notes to Financial Statements.

ONE Gas Predecessor

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2012	2011	2010
	(Thousands of dollars)
Operating activities
Net income	$96,509	$86,758	$106,422
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	130,150	132,212	130,968
Deferred income taxes	59,491	87,184	35,601
Provision for doubtful accounts	2,528	2,741	3,451
Changes in assets and liabilities:
Accounts receivable	10,016	(18,216)	74,375
Natural gas in storage	30,154	2,025	(35,490)
Asset removal costs	(47,658)	(35,438)	(29,134)
Affiliate payable	(7,229)	(683)	(9,513)
Accounts payable	(3,950)	(11,300)	(60,769)
Accrued taxes other than income	174	1,399	(297)
Customer deposits	(1,254)	(826)	1,014
Regulatory assets and liabilities	(59,338)	(33,804)	34,616
Other assets and liabilities	(13,006)	(19,262)	(17,804)

Cash provided by operating activities	196,587	192,790	233,440

Investing activities
Capital expenditures	(272,014)	(240,996)	(217,927)
Proceeds from sale of assets	1,462	195	423

Cash used in investing activities	(270,552)	(240,801)	(217,504)

Financing activities
Increase in short-term note payable to ONEOK, net	58,692	74,975	16,366
Borrowings on long-term line of credit with ONEOK	115,235	155,974	21,050
Repayment of long-term debt	(330)	(305)	(284)
Distributions to ONEOK	(100,067)	(180,158)	(54,773)

Cash provided by (used in) financing activities	73,530	50,486	(17,641)

Change in cash and cash equivalents	(435)	2,475	(1,705)
Cash and cash equivalents at beginning of period	4,475	2,000	3,705

Cash and cash equivalents at end of period	$4,040	$4,475	$2,000

Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$60,793	$54,119	$52,305
Cash paid to (received from) ONEOK for income taxes	$360	$(31,180)	$31,498

See accompanying Notes to Financial Statements.

ONE Gas Predecessor

STATEMENTS OF CHANGES IN OWNER’S NET INVESTMENT

Owner’s Net Investment
(Thousands of dollars)
January 1, 2010	$1,200,106
Net income	106,422
Distributions to ONEOK	(54,773)

December 31, 2010	1,251,755

Net income	86,758
Distributions to ONEOK	(180,158)

December 31, 2011	1,158,355

Net income	96,509
Distributions to ONEOK	(100,067)

December 31, 2012	$1,154,797

See accompanying Notes to Financial Statements.

ONE Gas Predecessor

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations—ONE Gas, Inc. is a wholly owned subsidiary of ONEOK. On July 25, 2013, ONEOK announced that its Board of Directors unanimously authorized ONEOK’s management to pursue a plan to separate its natural gas distribution business into a stand-alone publicly traded company through the contribution of the natural gas distribution business to ONE Gas and the distribution of ONE Gas shares to shareholders of ONEOK. Following the separation, ONE Gas will be an independent, publicly traded company, and ONEOK will not retain any ownership interest in the company. We will consist of the business that ONEOK attributes to its natural gas distribution business, which is located in Oklahoma, Kansas and Texas.

We provide natural gas distribution services to more than 2 million customers in Oklahoma, Kansas and Texas through our divisions, Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, respectively. We serve residential, commercial, industrial and transportation customers in all three states. In addition, these natural gas distribution companies serve wholesale and public authority customers.

Basis of Presentation—These financial statements have been derived from ONEOK’s financial statements, which include the natural gas distribution business as if ONE Gas Predecessor, the predecessor of ONE Gas, Inc. for accounting purposes (“Predecessor”), had been a separate company for all periods presented. As the natural gas distribution business is comprised of divisions of ONEOK, these financial statements are presented as carved out from the financial statements of ONEOK. Although the legal transfer of ONEOK’s natural gas distribution businesses to ONE Gas has yet to take place, for ease of reference, these financial statements include references to “we,” “us” or “our” that relate to the Predecessor. The assets and liabilities in the financial statements have been reflected on a historical basis, as prior to the separation all of the assets and liabilities presented are wholly owned by ONEOK and are being transferred within the ONEOK consolidated group. The financial statements also include expense allocations for certain corporate functions historically performed by ONEOK, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal and information technology. We believe our assumptions underlying the financial statements, including the assumptions regarding the allocation of general corporate expenses from ONEOK, are reasonable. However, the financial statements may not include all of the actual expenses that would have been incurred by us and may not reflect our results of operations, financial position and cash flows had we been a separate publicly traded company during the periods presented.

Because the operations of the distribution business within ONEOK are conducted through separate divisions, ONEOK’s net investment in us, excluding the short-term note payable and long-term line of credit with ONEOK, is shown as owner’s net investment in lieu of stockholder’s equity in the financial statements. Transactions between ONEOK and us which are not part of the long-term line of credit or the short-term note payable with ONEOK have been identified in the Statements of Changes in Owner’s Net Investment as distributions to ONEOK. Transactions with ONEOK’s other operating businesses, which generally settle monthly, are shown as accounts receivable-affiliate or accounts payable-affiliate. See Note 2 for additional information on our transactions with ONEOK and its affiliates.

The financial statements include the accounts of the natural gas distribution business as set forth in “Organization and Nature of Operations” and “Basis of Presentation” above. All significant intracompany balances and transactions have been eliminated.

Use of Estimates—The preparation of our financial statements and related disclosures in accordance with GAAP requires us to make estimates and assumptions with respect to values or conditions that cannot be known with certainty that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenue and expenses during the reporting period. Items that may be estimated include, but are not limited to, the economic useful life of assets, fair value of assets and liabilities, provisions for doubtful accounts receivable, unbilled revenues for natural gas delivered but for which meters have not been read, natural gas purchased but for which no invoice has been received, provision for income taxes, including any deferred tax valuation allowances, the results of litigation and various other recorded or disclosed amounts.

We evaluate these estimates on an ongoing basis using historical experience and other methods we consider reasonable based on the particular circumstances. Nevertheless, actual results may differ significantly from the estimates. Any effects on our financial position or results of operations from revisions to these estimates are recorded in the period when the facts that give rise to the revision become known.

Fair Value Measurements—We define fair value as the price that would be received from the sale of an asset or the transfer of a liability in an orderly transaction between market participants at the measurement date. We use the market and income approaches to determine the fair value of our assets and liabilities and consider the markets in which the transactions are executed. We measure the fair value of a group of financial assets and liabilities consistent with how a market participant would price the net risk exposure at the measurement date.

Fair Value Hierarchy—At each balance sheet date, we utilize a fair value hierarchy to classify fair value amounts recognized or disclosed in our financial statements based on the observability of inputs used to estimate such fair value. The levels of the hierarchy are described below:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2—Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•	Level 3—May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include our own internal data.

We recognize transfers into and out of the levels as of the end of each reporting period.

Determining the appropriate classification of our fair value measurements within the fair value hierarchy requires management’s judgment regarding the degree to which market data is observable or corroborated by observable market data. We categorize derivatives for which fair value is determined using multiple inputs within a single level, based on the lowest level input that is significant to the fair value measurement in its entirety. See Note 3 for additional disclosures of our fair value measurements.

Cash and Cash Equivalents—We currently participate in the ONEOK cash management program rather than maintaining significant cash equivalent balances. Amounts due to ONEOK resulting from the cash management program are recorded as a short-term note payable to ONEOK. See Note 2 for additional information on the cash management program.

Revenue Recognition—For regulated deliveries of natural gas, we read meters and bill customers on a monthly cycle. We recognize revenues upon the delivery of the natural gas commodity or services rendered to customers. Revenues are accrued for natural gas delivered and services rendered to customers, but not yet billed, based on estimates from the last meter reading date to month end (accrued unbilled revenue). The billing cycles for customers do not necessarily coincide with the accounting periods used for financial reporting purposes.

Accounts Receivable—Accounts receivable represent valid claims against nonaffiliated customers for natural gas sold or services rendered, net of allowances for doubtful accounts. We accrue unbilled revenues for natural gas that has been delivered but not yet billed at the end of an accounting period. Accrued unbilled revenue is based on a percentage estimate of amounts unbilled each month, which is dependent upon a number of factors, some of which require management’s judgment. These factors include customer consumption patterns and the impact of weather on usage. The amounts of accrued unbilled natural gas sales revenues at December 31, 2012 and 2011, were $127.1 million and $136.2 million, respectively.

We assess the creditworthiness of our customers. Those customers who do not meet minimum standards are required to provide security, including deposits and other forms of collateral, when appropriate. With more than 2 million customers across three states, we are not exposed materially to a concentration of credit risk. We maintain an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends, consideration of the current credit environment and other information. In most jurisdictions, we are able to recover natural gas costs related to doubtful accounts through purchased-gas cost adjustment mechanisms. At December 31, 2012 and 2011, our allowance for doubtful accounts was $2.7 million and $3.1 million, respectively.

Inventories—Natural gas in storage is maintained on the basis of weighted-average cost. Natural gas inventories that are injected into storage are recorded in inventory based on actual purchase costs, including transportation. Natural gas inventories that are withdrawn from storage are accounted for in our purchased-gas cost adjustment mechanisms at the weighted-average inventory cost. The regulatory treatment of natural gas inventories provides for cost recovery in customer rates.

Materials and supplies inventories, which are included in other current assets on our Balance Sheets, are stated at the lower of weighted-average cost or net realizable value. Our materials and supplies inventories totaled $18.3 million and $21.3 million at December 31, 2012 and 2011, respectively.

Derivatives and Risk Management Activities—We record all derivative instruments at fair value, with the exception of normal purchases and normal sales that are expected to result in physical delivery. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it, or if regulatory rulings require a different accounting treatment.

If certain conditions are met, we may elect to designate a derivative instrument as a hedge of exposure to changes in fair values or cash flows.

The table below summarizes the various ways in which we account for our derivative instruments and the impact on our financial statements:

Recognition and Measurement
Accounting Treatment	Balance Sheet	Income Statement

Normal purchases and normal sales	—Fair value not recorded	—Changein fair value not recognized in earnings

Mark-to-market	—Recorded at fair value	—Changein fair value recognized in, and recoverable through, the purchased-gas cost adjustments mechanisms

Gains or losses associated with the fair value of commodity derivative instruments entered into by us are included in, and recoverable through, the purchased-gas cost adjustment mechanisms.

See Note 3 for more discussion of our fair value measurements and hedging activities using derivatives.

Property, Plant and Equipment—Our properties are stated at cost, which includes direct construction costs such as direct labor, materials, burden and AFUDC. Generally, the cost of our property retired or sold, plus removal costs, less salvage, is charged to accumulated depreciation. Gains and losses from sales or retirement of an entire operating unit or system of our properties are recognized in income. Maintenance and repairs are charged directly to expense.

The interest portion of AFUDC represents the cost of borrowed funds used to finance construction activities. We capitalize interest costs during the construction or upgrade of qualifying assets. Capitalized interest is recorded as a reduction to interest expense.

Our properties are depreciated using the straight-line method over their estimated useful lives. Generally, we apply composite depreciation rates to functional groups of property having similar economic circumstances. We periodically conduct depreciation studies to assess the economic lives of our assets. These depreciation studies are completed as a part of our rate proceedings, and the changes in economic lives, if applicable, are implemented prospectively when the new rates are effective. Changes in the estimated economic lives of our property, plant and equipment could have a material effect on our financial position or results of operations.

Property, plant and equipment on our Balance Sheets includes construction work in process for capital projects that have not yet been placed in service and therefore are not being depreciated. Assets are transferred out of construction work in process when they are substantially complete and ready for their intended use.

See Note 5 for disclosures of our property, plant and equipment.

Impairment of Goodwill and Long-Lived Assets—We assess our goodwill for impairment at least annually as of July 1. Total goodwill was $158.0 million at December 31, 2012 and 2011, respectively. Our goodwill impairment analysis performed as of July 1, 2012 utilized a qualitative assessment and did not result in an impairment charge nor did our analysis reflect any risk of impairment. Subsequent to that date, no event has occurred indicating that the implied fair value is less than the carrying value of our net assets. There were no impairment charges resulting from our 2011 or 2010 annual impairment tests, which were based on the comparison of our estimated fair value to our book value. A decline of 10 percent in our estimated fair value would not have resulted in an impairment charge.

As part of our goodwill impairment test, we first assess qualitative factors (including macroeconomic conditions, industry and market considerations, cost factors and overall financial performance) to determine whether it is more likely than not that our fair value is less than our carrying amount. If further testing is necessary, we perform a two-step impairment test for goodwill. In the first step, an initial assessment is made by comparing our fair value with our book value, including goodwill. If the fair value is less than the book value, an impairment is indicated, and we must perform a second test to measure the amount of the impairment. In the second test, we calculate the implied fair value of the goodwill by deducting the fair value of all tangible and intangible net assets from the fair value determined in step one of the assessment. If the carrying value of the goodwill exceeds the implied fair value of the goodwill, we will record an impairment charge.

To estimate our fair value, we use two generally accepted valuation approaches, an income approach and a market approach, using assumptions consistent with a market participant’s perspective. Under the income approach, we use anticipated cash flows over a period of years plus a terminal value and discount these amounts to their present value using appropriate discount rates. Under the market approach, we apply acquisition multiples to forecasted cash flows. The acquisition multiples used are consistent with historical asset transactions. The forecasted cash flows are based on average forecasted cash flows over a period of years.

We assess our long-lived assets for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. An impairment is indicated if the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. If an impairment is indicated, we record an impairment loss equal to the difference between the carrying value and the fair value of the long-lived asset. We determined that there were no asset impairments in 2012, 2011 or 2010.

Regulation—We are subject to the rate regulation and accounting requirements of the OCC, KCC, RRC and various municipalities in Texas. We follow the accounting and reporting guidance for regulated operations. During the rate-making process, regulatory authorities set the framework for what we can charge customers for our services and establish the manner that our costs are accounted for, including allowing us to defer recognition of certain costs and permitting recovery of the amounts through rates over time, as opposed to expensing such costs as incurred. Examples include interim capital investment mechanisms such as GSRS and GRIP; interim rate adjustment mechanisms such as PBRC and cost of service adjustments, weather normalization, unrecovered purchased-gas costs, pension and post-employment benefit costs and ad valorem taxes. This allows us to stabilize rates over time rather than passing such costs on to the customer for immediate recovery. Actions by regulatory authorities could have an effect on the amount recovered from rate payers. Any difference in the amount recoverable and the amount deferred is recorded as income or expense at the time of the regulatory action. A write-off of regulatory assets and costs not recovered may be required if all or a portion of the regulated operations have rates that are no longer:

•	established by independent, third-party regulators;

•	designed to recover the specific entity’s costs of providing regulated services; and

•	set at levels that will recover our costs when considering the demand and competition for our services.

See Note 4 for our regulatory asset and liability disclosures.

Pension and Postretirement Employee Benefits—Certain benefit costs associated with employees who directly support our operations are determined based on a specific employee basis. We are also allocated benefit costs associated with employees of ONEOK that provide general corporate services. These amounts are charged to us by ONEOK as described in Note 2. See Note 7 for additional information regarding pension and postretirement employee benefit plans.

For the periods presented, we were not the plan sponsor for these benefit plans. Accordingly, our Balance Sheets do not reflect any assets or liabilities related to these benefit plans.

Income Taxes—Our operations are included in the consolidated federal and state income tax returns of ONEOK. Our income tax provision has been calculated on a separate return basis. Accordingly, we have recognized deferred tax assets and liabilities for the difference between the financial statement and income tax basis of assets and liabilities and carry-forward items, based on income tax laws and rates existing at the time the temporary differences are expected to reverse as if we were a corporation for federal and state income tax purposes. In addition, ONEOK manages its tax position based upon the tax attributes of the consolidated group. Certain attributes may not be available to us if we were operating as an independent company.

The effect on deferred taxes of a change in tax rates is deferred and amortized for operations regulated by the OCC, KCC, RRC and various municipalities in Texas, if, as a result of an action by a regulator, it is probable that the effect of the change in tax rates will be recovered from or returned to customers through future rates. We continue to amortize previously deferred investment tax credits for ratemaking purposes over the periods prescribed by the OCC, KCC, RRC and various municipalities in Texas.

A valuation allowance for deferred tax assets is recognized when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. To assess that likelihood, we use estimates and judgment regarding our future taxable income, as well as the jurisdiction in which such taxable income is generated, to determine whether a valuation allowance is required. Such evidence can include our current financial position, our results of operations, both actual and forecasted, the reversal of deferred tax liabilities, as well as the current and forecasted business economics of our industry. We had no valuation allowance at December 31, 2012 and 2011.

We utilize a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position that is taken or expected to be taken in a tax return. We reflect penalties and interest as part of income tax expense as they become applicable for tax provisions that do not meet the more-likely-than-not recognition threshold and measurement attribute. There were no material uncertain tax positions at December 31, 2012 and 2011.

See Note 8 for additional discussion of income taxes.

Asset Retirement Obligations—Asset retirement obligations represent legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. Certain long-lived assets that comprise our natural gas distribution systems, primarily our pipeline assets, are subject to agreements or regulations that give rise to an asset retirement obligation for removal or other disposition costs associated with retiring the assets in place upon the discontinued use of the natural gas distribution system. We recognize the fair value of a liability for an asset retirement obligation in the period when it is incurred if a reasonable estimate of the fair value can be made. We are not able to estimate reasonably the fair value of the asset retirement obligations for portions of our assets because the settlement dates are indeterminable given our expected continued use of the assets with proper maintenance. We expect our natural gas distribution systems will continue in operation as long as natural gas supply and demand for natural gas distribution service exists. Based on the widespread use of natural gas for heating and cooking activities by residential and commercial customers in our service areas, management expects supply and demand to exist for the foreseeable future.

In accordance with long-standing regulatory treatment, we collect through rates the estimated costs of removal on certain regulated properties through depreciation expense, with a corresponding credit to accumulated depreciation and amortization. These removal costs collected through our rates include costs attributable to legal and nonlegal removal obligations; however, the amounts collected that are in excess of these nonlegal asset-removal costs incurred are accounted for as a regulatory liability for financial reporting purposes. Historically, with the exception of the regulatory authority in Kansas, the regulatory authorities that have jurisdiction over our regulated operations have not required us to quantify or disclose this amount; rather, these costs are addressed prospectively in depreciation rates and are set in each general rate order. We have made an estimate of our regulatory liability using current rates since the last general rate order in each of our jurisdictions; however, for financial reporting purposes, significant uncertainty exists regarding the future disposition of this regulatory liability, pending, among other issues, clarification of regulatory intent. We continue to monitor the regulatory requirements, and the liability may be adjusted as more information is obtained. We record the estimated asset removal obligation in noncurrent liabilities in other deferred credits on our Balance Sheets. To the extent this estimated liability is adjusted, such amounts will be reclassified between accumulated depreciation and amortization and other deferred credits and therefore will not have an impact on earnings.

Contingencies—Our accounting for contingencies covers a variety of business activities, including contingencies for legal and environmental exposures. We accrue these contingencies when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be estimated reasonably. We expense legal fees as incurred and base our legal liability estimates on currently available facts and our estimates of the ultimate outcome or resolution. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than the completion of a remediation feasibility study. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Actual results may differ from our estimates resulting in an impact, positive or negative, on earnings. See Note 9 for additional discussion of contingencies.

Share-Based Payments—Certain employees providing direct service to us participate in ONEOK’s share-based awards plans. The plans provide for ONEOK common-stock-based awards to both employees and ONEOK’s nonmanagement directors. The plans permit the granting of various types of awards including, but not limited to, performance units and restricted stock units. Awards may be granted for no consideration other than prior and future services or based on certain financial performance targets.

ONEOK charges us for compensation expense related to stock-based compensation awards granted to our employees that directly support our operations. Share-based compensation is also a component of allocated amounts charged to us by ONEOK for general and administrative personnel providing services on our behalf.

Earnings per Common Share—Historical earnings per share are not presented because we did not have common stock that was part of our capital structure for the periods presented.

Segments—We operate in one business segment: regulated public utilities that deliver natural gas to residential, commercial, industrial and transportation customers. We define business segments as components of an organization for which discrete financial information is available and operating results are evaluated on a regular basis by the chief operating decision maker (“CODM”) in order to assess performance and allocate resources. Our CODM is ONEOK’s Chief Executive Officer (CEO). Characteristics of our organization which were relied upon in making this determination include the similar nature of services we provide, the functional alignment of our organizational structure, and the reports that are regularly reviewed by the CODM for the purpose of assessing performance and allocating resources. Our management is functionally aligned and centralized, with performance evaluated based upon results of the entire distribution business. Capital allocation decisions are driven by integrity management and operating efficiency, not geographic location.

We evaluate performance based principally on operating income. Affiliate sales are recorded on the same basis as sales to unaffiliated customers and are discussed in further detail in Note 2. Net margin is comprised of total revenues less cost of natural gas. Cost of natural gas includes commodity purchases, fuel, storage and transportation costs and does not include an allocation of general operating costs or depreciation and amortization.

In 2012, 2011 and 2010, we had no single external customer from which we received 10 percent or more of our gross revenues.

2. RELATED-PARTY TRANSACTIONS

Affiliate Transactions—We have certain transactions with ONEOK and its subsidiaries. We purchase a portion of our natural gas supply and natural gas transportation and storage services from ONEOK and its affiliates. These contracts are awarded through a competitive-bidding process, and the costs are recoverable through our purchased-gas cost mechanisms.

The Statements of Income include expense allocations for certain corporate functions historically performed by ONEOK and allocated to its natural gas distribution business, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, information technology and facilities maintenance. Where costs are incurred specifically on our behalf, the costs are billed directly to us by ONEOK. In other situations, the costs may be allocated to us through a variety of methods, depending upon the nature of the expenses. For example, a service that applies equally to all employees of ONEOK is allocated based upon the number of employees in each ONEOK affiliate. An expense benefiting the company but having no direct basis for allocation is allocated by the modified Distrigas method, a method using a combination of ratios that include gross plant and investment, operating income and payroll expense. It is not practicable to determine what these general overhead costs would be on a stand-alone basis. These allocations include the following costs:

Corporate Services—Represents costs for certain employees of ONEOK who provide general and administrative services on our behalf. These charges are either directly identifiable or allocated based upon usage factors for our operations. In addition, we receive other allocated costs for our share of general corporate expenses of ONEOK, which are determined based on our relative use of the service or, if there is no direct basis for allocation, are allocated by the modified Distrigas method. All of these costs are reflected in operations and maintenance and depreciation expense in the Statements of Income.

Benefit Plans and Incentives—Represents benefit costs and other incentives, including group health and welfare benefits, pension plans, postretirement benefit plans and employee stock-based compensation plans. Costs associated with incentive and stock-based compensation plans are determined on a specific identification basis for certain employees that directly support our operations. All other employee benefit costs historically have been allocated using a percentage factor derived from a ratio of benefit costs to salary costs for ONEOK’s employees. These expenses are included in operations and maintenance expenses in the Statements of Income.

Total compensation cost, which includes costs for both employees that directly support our operations and allocations for corporate services, charged to us by ONEOK related to share-based payment plans was $12.4 million, $22.6 million and $9.4 million during 2012, 2011 and 2010, respectively. See Note 6 for additional information regarding share-based payments. Total cost charged to us by ONEOK related to pension and postretirement health and life insurance plans was $43.4 million, $40.3 million and $37.6 million during 2012, 2011 and 2010, respectively, which is net of amounts deferred through regulatory mechanisms of $4.1 million, $3.7 million and $2.2 million during 2012, 2011 and 2010, respectively. See Note 7 for additional information regarding employee benefit plans.

Interest Expense—ONEOK utilizes a centralized approach to cash management and the financing of its businesses. Cash receipts and cash expenditures for costs and expenses from our operations are transferred to or from ONEOK on a regular basis and recorded as increases or decreases in the balance due in short-term note payable to ONEOK under unsecured promissory notes we have in place with ONEOK. The amounts outstanding under the long-term line of credit with ONEOK and the short-term note payable to ONEOK accrue interest based on ONEOK’s weighted-average cost of debt and such interest was added monthly to the note principal.

The following table shows ONEOK’s and its subsidiaries’ transactions with us included in the Statements of Income for the periods indicated:

	Years Ended December 31,
	2012	2011	2010
	(Thousands of dollars)
Cost of natural gas	$135,650	$203,585	$326,632
Operations and maintenance
Direct employee labor and benefit costs	165,798	178,151	154,614
Allocated employee labor and benefit costs	24,994	25,452	22,776
Charges for general and administrative services	24,059	28,266	23,321
Depreciation and amortization	6,033	6,444	6,641
Other (income)/expense, net	(2,668)	1,419	(2,191)
Interest expense	60,305	53,357	51,460

Total	$414,171	$496,674	$583,253

Employee labor and benefit costs capitalized totaled $46.1 million, $43.0 million and $40.9 million for 2012, 2011 and 2010 respectively. In addition, we recorded regulated utility revenue from ONEOK and its subsidiaries. These amounts were immaterial for all periods presented.

Cash Management—ONEOK uses a centralized cash management program that concentrates the cash assets of its operating divisions and subsidiaries in joint accounts for the purpose of providing financial flexibility and lowering the cost of borrowing, transaction costs and bank fees. The centralized cash management program provides that funds in excess of the daily needs of the operating divisions and subsidiaries are concentrated, consolidated or otherwise made available for use by other wholly owned entities of ONEOK. Under this cash management program, depending on whether a participating division or subsidiary has short-term cash requirements or cash surpluses, ONEOK provides cash to its respective divisions or subsidiaries or the divisions or subsidiaries provide cash to ONEOK. The amounts receivable, or due, under this program are due on demand. Activities under this program are reflected in the Balance Sheets as short-term note payable to ONEOK.

Principal under this note payable bears interest based on ONEOK’s weighted-average cost of short-term debt, plus a utilization fee of 50 basis points, calculated monthly. The weighted-average interest rates for this note payable were 0.96 percent, 0.82 percent and 0.61 percent for 2012, 2011 and 2010, respectively. Changes in this note payable represent any funding required from ONEOK for working capital or capital expenditures and after giving effect to the transfers to ONEOK from our cash flows from operations.

Affiliate receivables were not material as of December 31, 2012 and 2011, and are included in accounts receivable on our Balance Sheets.

Long-Term Line of Credit with ONEOK—We have a $1.1 billion long-term line of credit with ONEOK. The weighted-average interest rate on the amounts outstanding for the year was 6.43 percent, 6.87 percent and 6.92 percent in 2012, 2011 and 2010, respectively. The interest rate on the revolver is reset each year based on ONEOK’s outstanding debt plus an adjustment of 50 basis points for ONEOK’s cost to administer the program. The amount utilized on the long-term line of credit is adjusted annually with an offset to owner’s net investment to adjust our debt-to-capital ratio to a level consistent with ONEOK’s debt-to-capital ratio. The outstanding principal under the long-term line of credit is due December 31, 2020, and no payments are required until maturity.

3. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Derivative Instruments—We held purchased natural gas call options with fair values of $7.7 million and $9.9 million at December 31, 2012 and 2011, respectively. The premiums paid are recorded in current regulatory assets as these contracts are included in, and recoverable through, the purchased-gas cost adjustment mechanisms. We recorded losses of $5.9 million, $14.5 million and $25.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, which are deferred as part of our unrecovered purchased-gas costs in current regulatory assets or other current liabilities in our Balance Sheets. Our natural gas call options are classified as Level 1 as fair value amounts are based on unadjusted quoted prices in active markets including NYMEX-settled prices. There were no transfers between levels for the years ended December 31, 2012, 2011 and 2010.

All of our natural gas derivative financial contracts are with our affiliate ONEOK Energy Services Company, a subsidiary of ONEOK. ONEOK Energy Services Company entered into similar natural gas derivative financial contracts with third parties at our direction and on our behalf. ONEOK announced an accelerated wind down of ONEOK Energy Services Company operations that is expected to be substantially completed by April 2014. We expect to enter into natural gas derivative financial contracts with unaffiliated third parties following the separation.

Other Financial Instruments—The approximate fair value of cash and cash equivalents, accounts receivable and accounts payable is equal to book value, due to the short-term nature of these items. Our cash and cash equivalents are comprised of bank and money market accounts and are classified as Level 1.

Debt payable to ONEOK includes short-term note payable and a long-term line of credit as discussed in Note 2. The short-term note payable to ONEOK is due upon demand and, therefore, the carrying amount approximates fair value and is classified as Level 1. The estimated fair value of our long-term line of credit with ONEOK was $1.3 billion and $1.2 billion at December 31, 2012 and 2011, respectively. The book value of our long-term line of credit with ONEOK was $1.0 billion and $0.9 billion at December 31, 2012 and 2011, respectively. The long-term line of credit was valued using the income approach by discounting the future payments. Significant inputs include the discount rate, which we estimated using a rate at which we could have borrowed at each measurement date. All inputs to this calculation are Level 3.

4. REGULATORY ASSETS AND LIABILITIES

The table below presents a summary of regulatory assets, net of amortization, and liabilities for the periods indicated:

		December 31, 2012
	Remaining Recovery Period	Current	Noncurrent	Total
		(Thousands of dollars)
Under-recovered purchased-gas costs	1 year	$29,170	$—	$29,170
Weather normalization	1 year	18,978	—	18,978
Pension and postretirement benefit costs	5 to 20 years	992	11,354	12,346
Reacquired debt costs	15 years	811	11,353	12,164
Transition costs	25 years	442	10,610	11,052
Recoupable take-or-pay	10 to 20 years	6,911	622	7,533
Ad valorem tax	1 year	7,038	—	7,038
Other	1 to 26 years	4,377	4,239	8,616

Total regulatory assets, net of amortization		68,719	38,178	106,897

Accumulated removal costs	up to 50 years	—	(29,526)	(29,526)
Over-recovered purchased-gas costs	1 year	(9,584)	—	(9,584)

Total regulatory liabilities		(9,584)	(29,526)	(39,110)

Net regulatory assets and liabilities		$59,135	$8,652	$67,787

		December 31, 2011
	Remaining Recovery Period	Current	Noncurrent	Total
		(Thousands of dollars)
Under-recovered purchased-gas costs	1 year	$9,827	$—	$9,827
Pension and postretirement benefit costs	5 to 20 years	2,842	9,874	12,716
Reacquired debt costs	16 years	815	12,164	12,979
Transition costs	26 years	443	11,052	11,495
Recoupable take-or-pay	10 to 20 years	6,804	7,533	14,337
Ad valorem tax	1 year	6,642	—	6,642
Other	1 to 27 years	2,457	3,140	5,597

Total regulatory assets, net of amortization		29,830	43,763	73,593

Accumulated removal costs	up to 50 years	—	(34,390)	(34,390)
Over-recovered purchased-gas costs	1 year	(17,312)	—	(17,312)

Total regulatory liabilities		(17,312)	(34,390)	(51,702)

Net regulatory assets and liabilities		$12,518	$9,373	$21,891

Regulatory assets on our Balance Sheets, as authorized by the various regulatory commissions, are probable of recovery. Base rates are designed to provide a recovery of cost during the period rates are in effect but do not generally provide for a return on investment for amounts we have deferred as regulatory assets. The recoupable take-or-pay regulatory assets earn a return on investment. No other regulatory assets provide for a return on investment. All of our regulatory assets recoverable through base rates are subject to review by the respective regulatory commissions during future rate proceedings. We are not aware of any evidence that these costs will not be recoverable through either rate riders or base rates, and we believe that we will be able to recover such costs, consistent with our historical recoveries.

The OCC has authorized Oklahoma Natural Gas’ recovery of the recoupable take-or-pay settlement, and pension and postretirement benefit costs over a 10 to 20 year period. The KCC has authorized Kansas Gas Service’s recovery of pension and postretirement benefit costs over a period of 5 years.

Unrecovered purchased-gas costs represents the costs that have been over- or under-recovered from customers through the purchased-gas cost adjustment mechanisms and include natural gas utilized in our operations.

We amortize reacquired debt costs in accordance with the accounting guidelines prescribed by the OCC and KCC.

The KCC has allowed certain transition costs associated with ONEOK’s acquisition of Kansas Gas Service in 1997 to be amortized and recovered in rates over a 40-year period with no rate of return on the unrecovered balance.

Weather normalization represents revenue over- or under-recovered through the weather normalization adjustment rider in Kansas. This amount is deferred as a regulatory asset for a 12-month period. Kansas Gas Service then applies an adjustment to the customers’ bills for 12 months to refund the over-collected revenue or bill the under-collected revenue.

Ad valorem tax represents an increase in Kansas Gas Service’s taxes above the amount approved in a rate case. Kansas law permits a utility to file a tariff to recover additional ad valorem tax expense incurred above the amount currently recovered in the cost of service rate. This excess amount is recoverable through a surcharge and can be recovered, provided the utility reports the change in rates to the KCC, on an annual basis.

Recovery through rates resulted in amortization of regulatory assets of approximately $18.3 million, $26.0 million and $31.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We collect through our rates the estimated costs of removal on certain regulated properties through depreciation expense, with a corresponding credit to accumulated depreciation and amortization. These removal costs are nonlegal obligations; however, the amounts collected that are in excess of these nonlegal asset-removal costs incurred are accounted for as a regulatory liability. We have made an estimate of our regulatory liability using current rates since the last general rate order in each of our jurisdictions. We record the estimated nonlegal asset removal obligation in noncurrent liabilities in other deferred credits on our Balance Sheets.

5. PROPERTY, PLANT AND EQUIPMENT

The following table sets forth our property, plant and equipment by property type, for the periods indicated:

	December 31, 2012	December 31, 2011
	(Thousands of dollars)
Natural gas distribution pipelines and related equipment	$3,512,660	$3,309,876
Natural gas transmission pipelines and related equipment	402,030	367,464
General plant and other	304,346	287,564
Construction work in process	50,341	38,068

Property, plant and equipment	4,269,377	4,002,972
Accumulated depreciation and amortization	(1,442,423)	(1,393,186)

Net property, plant and equipment	$2,826,954	$2,609,786

The average depreciation rates for our property are set forth in the following table for the periods indicated:

Years Ended December 31,
2012	2011	2010
2.0% - 3.0%	2.0% - 2.9%	2.1% - 2.8%

We recorded capitalized interest of $1.3 million, $1.7 million and $1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. We incurred liabilities for construction work in process that had not been paid at December 31, 2012, 2011 and 2010 of $12.0 million, $3.7 million and $2.1 million, respectively. Such amounts are not included in capital expenditures on the Statements of Cash Flows.

6. SHARE-BASED PAYMENTS

Certain employees that directly support our operations participate in the ECP and the LTI Plan, which provide for the granting of stock-based compensation. We are charged by ONEOK for share-based compensation expense related to employees that directly support our operations. ONEOK also charges us for the allocated costs of certain employees of ONEOK (including stock-based compensation) who provide general and administrative services on our behalf. Information included in this note is limited to share-based compensation associated with employees that directly support our operations. See Note 2 for total costs charged to us by ONEOK.

Compensation cost charged to us for employees that directly support our operations for ONEOK’s share-based payment plans was $4.8 million, $10.9 million and $3.5 million for 2012, 2011 and 2010, respectively, which is net of $3.0 million, $7.1 million and $2.2 million of tax benefits, respectively. Compensation costs capitalized for employees that directly support our operations associated with ONEOK’s share-based payment plans were not material for 2012 and 2010 and totaled $2.2 million in 2011.

Restricted Stock Units—ONEOK has granted restricted stock units to key employees that vest over a three-year period and entitle the grantee to receive shares of its common stock. Restricted stock unit awards are measured at fair value as if they were vested and issued on the grant date, reduced by expected dividend payments and adjusted for estimated forfeitures. No dividends were paid prior to vesting on the restricted stock units granted prior to 2013. Beginning in 2013, restricted stock unit awards granted will accrue dividend equivalents prior to vesting. Compensation expense is recognized on a straight-line basis over the vesting period of the award. For all awards outstanding, a forfeiture rate of 3 percent based on historical forfeitures under ONEOK’s share-based payment plans was used.

Performance-Unit Awards—ONEOK has granted performance-unit awards to key employees. The shares of its common stock underlying the performance units vest at the expiration of a three-year period if certain performance criteria are met by ONEOK as determined by the Executive Compensation Committee of the ONEOK Board of Directors. Upon vesting, a holder of performance units is entitled to receive a number of shares of common stock equal to a percentage (0 percent to 200 percent) of the performance units granted, based on ONEOK’s total shareholder return over the vesting period, compared with the total shareholder return of a peer group of other energy companies over the same period. Compensation expense is recognized on a straight-line basis over the period of the award.

If paid, the outstanding performance-unit awards entitle the grantee to receive the grant in shares of ONEOK common stock. The outstanding performance-unit awards are equity awards with a market-based condition, which results in the compensation cost for these awards being recognized over the requisite service period, provided that the requisite service period is fulfilled, regardless of when, if ever, the market condition is satisfied. The fair value of these performance units was estimated on the grant date based on a Monte Carlo model. For all awards outstanding, a forfeiture rate of 3 percent based on historical forfeitures under ONEOK’s share-based payment plans was used. No dividends were paid prior to vesting on performance stock units granted prior to 2013. Beginning in 2013, performance stock unit awards granted will accrue dividend equivalents prior to vesting. The compensation expense on these awards will only be adjusted for changes in forfeitures.

Restricted Stock Unit Activity

As of December 31, 2012, there was $2.2 million of total unrecognized compensation cost related to the nonvested restricted stock unit awards of employees that directly support our operations, which is expected to be recognized over a weighted-average period of 1.7 years. The following tables set forth activity and various statistics for the restricted stock unit awards:

	Number of Shares	Weighted- Average Price
Nonvested December 31, 2011	177,625	$22.46
Granted	56,300	$36.60
Released to participants	(21,962)	$14.99
Forfeited	(6,663)	$30.03

Nonvested December 31, 2012	205,300	$26.89

	2012	2011	2010
Weighted-average grant date fair value (per share)	$36.60	$28.50	$18.67
Fair value of shares granted (thousands of dollars)	$2,046	$2,310	$1,609

Performance-Unit Activity

As of December 31, 2012, there was $4.6 million of total unrecognized compensation cost related to the nonvested performance-unit awards of employees that directly support our operations, which is expected to be recognized over a weighted-average period of 1.7 years. The following tables set forth activity and various statistics related to the performance-unit awards and the assumptions used in the valuations of the 2012, 2011 and 2010 grants at the grant date:

	Number of Units	Weighted- Average Price
Nonvested December 31, 2011	457,256	$23.62
Granted	101,100	$42.39
Released to participants	(181,408)	$14.67
Forfeited	(13,074)	$34.67

Nonvested December 31, 2012	363,874	$32.90

	2012	2011	2010
Volatility (a)	27.00%	39.91%	40.60%
Dividend yield	2.86%	3.30%	4.12%
Risk-free interest rate	0.38%	1.33%	1.47%

(a) —Volatility was based on historical volatility over three years using daily stock price observations.

	2012	2011	2010
Weighted-average grant date fair value (per share)	$42.39	$34.68	$24.05
Fair value of shares granted (thousands of dollars)	$4,286	$5,026	$3,381

Employee Stock Purchase Plan

Certain employees that directly support our operations participate in the ONEOK, Inc. Employee Stock Purchase Plan (the ESPP). Subject to certain exclusions, all full-time ONEOK employees are eligible to participate in the ESPP. Employees can choose to have up to 10 percent of their annual base pay withheld to purchase ONEOK’s common stock, subject to terms and limitations of the plan. ONEOK’s Executive Compensation Committee may allow contributions to be made by other means, provided that in no event will contributions from all means exceed 10 percent of the employee’s annual base pay. The purchase price of the stock is 85 percent of the lower of the average market price of ONEOK’s common stock on the grant date or exercise date. Compensation cost, before taxes, charged to us for employees that directly support our operations reflects $0.8 million, $3.2 million and $1.8 million for 2012, 2011 and 2010, respectively, for the ESPP.

Employee Stock Award Program

Certain employees that directly support our operations participate in ONEOK’s Employee Stock Award Program. Under the program, each time the per-share closing price of ONEOK common stock on the NYSE closed for the first time at or above each $1.00 increment above its previous historical high closing price, ONEOK issued, for no monetary consideration, one share of its common stock to all eligible employees. Compensation cost, before taxes, charged to us for employees that directly support our operations reflects $1.2 million and $9.8 million for 2012 and 2011, respectively, related to the Employee Stock Award Plan. For 2010, the compensation expense under this program was not material.

7. EMPLOYEE BENEFIT PLANS

Certain ONEOK employees participate in defined benefit pension plans and postretirement health and life insurance plans (Shared Plans) sponsored by ONEOK, which include participants who are employees that directly support our operations. We account for such Shared Plans as multi-employer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. We recognize a liability only for any required contributions to the Shared Plans that are accrued and unpaid at the balance sheet date. The related pension and postretirement expenses are allocated to us based on plan participants who are employees that directly support our operations. These pension and postretirement benefit costs include amounts associated with vested participants who are no longer employees. As described in Note 2, ONEOK also charges us for the allocated cost of certain employees of ONEOK who provide general and administrative services on our behalf. ONEOK includes an allocation of the benefit costs associated with these ONEOK employees based upon its allocation methodology, not necessarily specific to the employees providing general and administrative services on our behalf. As a result, the information described below is limited to amounts associated with the employees directly supporting our operations.

Shared Retirement and Postretirement Benefit Plans

Shared Retirement Plans—ONEOK has a defined benefit pension plan covering nonbargaining-unit employees hired before January 1, 2005, and certain bargaining-unit employees hired before December 15, 2011. Nonbargaining unit employees hired after December 31, 2004; employees represented by Local No. 304 of the International Brotherhood of Electrical Workers (IBEW) hired on or after July 1, 2010; employees represented by the United Steelworkers hired on or after December 15, 2011; and employees who accepted a one-time opportunity to opt out of ONEOK’s pension plan are covered by a profit-sharing plan. Certain employees of the Texas Gas Services division of ONEOK are entitled to benefits under a frozen cash-balance pension plan. In addition, ONEOK has a supplemental executive retirement plan for the benefit of certain officers. No new participants in the supplemental executive retirement plan have been approved since 2005. ONEOK funds its pension costs at a level needed to maintain or exceed the minimum funding levels required by the Employee Retirement Income Security Act of 1974, as amended, and the Pension Protection Act of 2006. Pension expense charged to us for employees directly supporting our operations by ONEOK for 2012, 2011 and 2010 totaled $22.8 million, $18.9 million and $15.4 million, respectively.

Shared Postretirement Benefit Plans—ONEOK sponsors health and welfare plans that provide postretirement medical and life insurance benefits to certain employees who retire with at least five years of service. The postretirement medical plan is contributory based on hire date, age and years of service, with retiree contributions adjusted periodically, and contains other cost-sharing features such as deductibles and coinsurance. Other postretirement benefit expense charged to us for employees directly supporting our operations by ONEOK for 2012, 2011 and 2010 totaled $16.6 million, $17.2 million and $18.2 million, respectively.

Actuarial Assumptions—The following table sets forth the weighted-average assumptions used by ONEOK to determine the periodic benefit costs for the periods indicated:

	Years Ended December 31,
	2012	2011	2010
Discount rate	5.00%	5.50%	6.00%
Expected long-term return on plan assets	8.25%	8.25%	8.50%
Compensation increase rate	3.20% - 3.80%	3.30% - 3.90%	3.1% - 4.0%

Regulatory Treatment—The OCC, KCC and regulatory authorities in Texas have approved the recovery of pension costs and postretirement benefits costs through rates for Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, respectively. The costs recovered through rates are based on current funding requirements and the net periodic benefit cost for pension and postretirement costs. Differences, if any, between the expense and the amount recovered through rates would be reflected in earnings, net of authorized deferrals.

We historically have recovered pension and postretirement benefit costs through rates. We believe it is probable that regulators will continue to include the net periodic pension and postretirement benefit costs in our cost of service.

Other Employee Benefit Plans

Thrift Plan—ONEOK has a Thrift Plan covering all full-time employees, and employee contributions are discretionary. ONEOK matches 100 percent of each participant’s eligible contribution up to 6 percent of each participant’s eligible compensation, subject to certain limits. Compensation expense charged to us for employees that directly support our operations by ONEOK totaled $8.4 million, $8.5 million and $7.9 million in 2012, 2011 and 2010, respectively for ONEOK’s matching contributions to this plan.

Profit-Sharing Plan—ONEOK has a profit-sharing plan for all nonbargaining unit employees hired after December 31, 2004, and employees covered by the IBEW collective bargaining agreement hired after June 30, 2010. Nonbargaining unit employees who were employed prior to January 1, 2005, and employees covered by the IBEW collective bargaining agreement employed prior to July 1, 2010, were given a one-time opportunity to make an irrevocable election to participate in the profit-sharing plan and not accrue any additional benefits under ONEOK’s defined benefit pension plan after December 31, 2004, and June 30, 2010, respectively. Employees covered by the United Steelworker collective bargaining agreement employed prior to December 16, 2011, were given a one-time opportunity to make an irrevocable election to participate in the profit-sharing plan. ONEOK plans to make a contribution to the profit-sharing plan each quarter equal to 1 percent of each participant’s eligible compensation during the quarter. Additional discretionary employer contributions may be made at the end of each year. Employee contributions are not allowed under the plan. Compensation expense associated with ONEOK’s contributions made to the plan for employees who directly support our operations were $2.1 million, $2.1 million and $1.4 million in 2012, 2011 and 2010, respectively.

Employee Deferred Compensation Plan—The ONEOK, Inc. 2005 Nonqualified Deferred Compensation Plan provides select employees, as approved by our Board of Directors, with the option to defer portions of their compensation and provides nonqualified deferred compensation benefits that are not available due to limitations on employer and employee contributions to qualified defined contribution plans under the federal tax laws. Contributions made to the plan for employees who directly support our operations were not material in 2012, 2011 and 2010.

8. INCOME TAXES

The following table sets forth our provision for income taxes for the periods indicated:

	Years Ended December 31,
	2012	2011	2010
	(Thousands of dollars)
Current income tax provision (benefit)
Federal	$—	$(27,093)	$27,093
State	360	(4,087)	4,405

Total current income tax provision (benefit)	360	(31,180)	31,498

Deferred income tax provision
Federal	51,481	75,304	30,632
State	8,010	11,880	4,969

Total deferred income tax provision	59,491	87,184	35,601

Total provision for income taxes	$59,851	$56,004	$67,099

The following table is a reconciliation of our income tax provision for the periods indicated:

	Years Ended December 31,
	2012	2011	2010
	(Thousands of dollars)
Income before income taxes	$156,360	$142,762	$173,521
Federal statutory income tax rate	35%	35%	35%

Provision for federal income taxes	54,726	49,967	60,732
State income taxes, net of federal tax benefit	5,423	4,278	5,900
Other, net	(298)	1,759	467

Income tax provision	$59,851	$56,004	$67,099

The following table sets forth the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities for the periods indicated:

	December 31, 2012	December 31, 2011
	(Thousands of dollars)
Deferred tax assets
Net operating loss	$51,623	$38,787
Other	1,521	9,895

Total deferred tax assets	53,144	48,682
Deferred tax liabilities
Excess of tax over book depreciation	690,776	629,625
Purchased-gas cost adjustment	6,513	3,432
Other regulatory assets and liabilities, net	8,684	8,350

Total deferred tax liabilities	705,973	641,407

Net deferred tax liabilities	$652,829	$592,725

We had no income taxes payable or receivable at December 31, 2012 and 2011. We do not make cash payments directly to taxing jurisdictions; rather, our share of ONEOK’s tax payments or refunds received are reflected as changes in short-term note payable to ONEOK.

The net operating losses begin expiring in 2031. The company, or its affiliates, expect to utilize all of the net operating losses prior to their expiration dates.

9. COMMITMENTS AND CONTINGENCIES

Commitments—Operating leases represent future minimum lease payments under noncancelable leases covering office space, equipment and vehicles. Rental expense in 2012, 2011 and 2010 was not material. The following table sets forth our operating lease payments for the periods indicated:

Operating Leases
(Millions of dollars)
2013	$2.5
2014	1.7
2015	1.5
2016	1.4
2017	1.3
Thereafter	4.5

Total	$12.9

Environmental Matters—We are subject to multiple historical, wildlife preservation and environmental laws and/or regulations, that affect many aspects of our present and future operations. Regulated activities include but are not limited to those involving air emissions, storm water and wastewater discharges, handling and disposal of solid and hazardous wastes, wetland preservation, hazardous materials transportation, and pipeline and facility construction. These laws and regulations require us to obtain and/or comply with a wide variety of environmental clearances, registrations, licenses, permits and other approvals. Failure to comply with these laws, regulations, licenses and permits may expose us to fines, penalties and/or interruptions in our operations that could be material to our results of operations. In addition, emission controls and/or other regulatory or permitting mandates under the Clean Air Act and other similar federal and state laws could require unexpected capital expenditures. We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional statutes or regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We own or retain legal responsibility for the environmental conditions at 12 former manufactured natural gas sites in Kansas. These sites contain potentially harmful materials that are subject to control or remediation under various environmental laws and regulations. A consent agreement with the KDHE governs all work at these sites. The terms of the consent agreement allow us to investigate these sites and set remediation activities based upon the results of the investigations and risk analysis. Remediation involves typically the management of contaminated soils and may involve removal of structures and monitoring and/or remediation of groundwater.

Of the 12 sites, we have begun soil remediation on 11 sites. Regulatory closure has been achieved at three locations, and we have completed or are near completion of soil remediation at eight sites. We have begun site assessment at the remaining site where no active remediation has occurred.

Our expenditures for environmental evaluation, mitigation, remediation and compliance to date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during 2012, 2011 or 2010. We do not expect to incur material expenditures for these matters in the future.

The EPA’s rule on air-quality standards titled “National Emission Standards for Hazardous Air Pollutants for Reciprocating Internal Combustion Engines,” also known as RICE NESHAP, included a compliance date in October 2013. We do not expect expenditures required to comply with this rule to have a material impact on our results of operations, financial position or cash flows.

Pipeline Safety—We are subject to PHMSA regulations, including integrity-management regulations. The Pipeline Safety Improvement Act of 2002 requires pipeline companies operating high-pressure pipelines to perform integrity assessments on pipeline segments that pass through densely populated areas or near specifically designated high-consequence areas. In January 2012, The Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011 was signed into law. The law increased maximum penalties for violating federal pipeline safety regulations and directs the DOT and Secretary of Transportation to conduct further review or studies on issues that may or may not be material to us. These issues include but are not limited to the following:

•	an evaluation on whether natural gas pipeline integrity-management requirements should be expanded beyond current high-consequence areas;

•	a verification of records for pipelines in class 3 and 4 locations and high-consequence areas to confirm maximum allowable operating pressures; and

•	a requirement to test previously untested pipelines operating above 30 percent yield strength in high-consequence areas.

The potential capital and operating expenditures related to this legislation, the associated regulations or other new pipeline safety regulations are unknown.

Legal Proceedings—We are a party to various litigation matters and claims that have arisen in the normal course of our operations. While the results of litigation and claims cannot be predicted with certainty, we believe the reasonably possible losses from such matters, individually and in the aggregate, are not material. Additionally, we believe the probable final outcome of such matters will not have a material adverse effect on our results of operations, financial position or cash flows.

UNAUDITED INTERIM FINANCIAL STATEMENTS

ONE Gas Predecessor

STATEMENTS OF INCOME

	Nine Months Ended September 30,
(Unaudited)	2013	2012
	(Thousands of dollars)
Revenues	$1,167,266	$943,879
Cost of natural gas, including affiliate	577,912	398,056

Net margin	589,354	545,823

Operating expenses
Operations and maintenance, including affiliate	292,275	274,848
Depreciation and amortization, including affiliate	100,118	97,481
General taxes	41,627	35,986

Total operating expenses	434,020	408,315

Operating income	155,334	137,508

Other income, including affiliate	3,909	3,239
Other expense, including affiliate	(1,980)	(1,821)
Interest expense, including affiliate	(45,702)	(45,317)

Income before income taxes	111,561	93,609

Income taxes	(42,684)	(35,742)

Net income	$68,877	$57,867

See accompanying Notes to Financial Statements.

ONE Gas Predecessor

BALANCE SHEETS

(Unaudited)	September 30, 2013	December 31, 2012
	(Thousands of dollars)
Assets
Property, plant and equipment
Property, plant and equipment	$4,447,285	$4,269,377
Accumulated depreciation and amortization	1,476,832	1,442,423

Net property, plant and equipment	2,970,453	2,826,954

Current assets
Cash	2,682	4,040
Accounts receivable, net	124,418	260,306
Natural gas in storage	200,096	102,989
Regulatory assets	41,251	68,719
Other current assets	23,953	21,040

Total current assets	392,400	457,094

Goodwill and other assets
Regulatory assets	34,808	38,178
Goodwill	157,953	157,953
Other assets	16,474	11,153

Total goodwill and other assets	209,235	207,284

Total assets	$3,572,088	$3,491,332

See accompanying Notes to Financial Statements.

ONE Gas Predecessor

BALANCE SHEETS

(Continued)

(Unaudited)	September 30, 2013	December 31, 2012
	(Thousands of dollars)
Equity and liabilities
Equity and long-term debt
Owner’s net investment	$1,203,326	$1,154,797
Long-term debt, excluding current maturities	1,319	1,323
Long-term line of credit with ONEOK	1,027,631	1,027,631

Total equity and long-term debt	2,232,276	2,183,751

Current liabilities
Current maturities of long-term debt	149	206
Short-term note payable to ONEOK	342,364	294,109
Affiliate payable	20,947	21,087
Accounts payable	75,072	137,276
Accrued taxes other than income	38,878	29,977
Customer deposits	55,857	58,087
Regulatory liabilities	23,237	9,584
Other current liabilities	15,677	28,376

Total current liabilities	572,181	578,702

Deferred credits and other liabilities
Deferred income taxes	697,291	649,303
Regulatory liabilities	23,051	29,526
Other deferred credits	47,289	50,050

Total deferred credits and other liabilities	767,631	728,879

Commitments and contingencies (Note 3)

Total equity and liabilities	$3,572,088	$3,491,332

See accompanying Notes to Financial Statements.

ONE Gas Predecessor

STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
(Unaudited)	2013	2012
	(Thousands of dollars)
Operating activities
Net income	$68,877	$57,867
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	100,118	97,481
Deferred income taxes	42,633	35,472
Provision for doubtful accounts	4,129	1,756
Changes in assets and liabilities:
Accounts receivable	131,759	200,684
Natural gas in storage	(97,107)	7,280
Asset removal costs	(33,682)	(31,262)
Affiliate payable	(6,922)	(7,306)
Accounts payable	(56,484)	(70,851)
Accrued taxes other than income	8,901	7,772
Customer deposits	(2,230)	(3,075)
Regulatory assets and liabilities	28,255	(64,519)
Other assets and liabilities	(12,123)	(7,010)

Cash provided by operating activities	176,124	224,289

Investing activities
Capital expenditures	(206,372)	(200,093)
Proceeds from sale of assets	1,044	255

Cash used in investing activities	(205,328)	(199,838)

Financing activities
Change in short-term note payable to ONEOK, net	48,255	51,582
Repayment of long-term debt	(61)	(246)
Distributions to ONEOK	(20,348)	(77,552)

Cash provided by (used in) financing activities	27,846	(26,216)

Change in cash and cash equivalents	(1,358)	(1,765)
Cash and cash equivalents at beginning of period	4,040	4,475

Cash and cash equivalents at end of period	$2,682	$2,710

See accompanying Notes to Financial Statements.

ONE Gas Predecessor

STATEMENTS OF CHANGES IN OWNER’S NET INVESTMENT

	Nine Months Ended September 30,
(Unaudited)	2013	2012
	(Thousands of dollars)
Balance at beginning of period	$1,154,797	$1,158,355
Net income	68,877	57,867
Distributions to ONEOK	(20,348)	(77,552)

Balance at end of period	$1,203,326	$1,138,670

See accompanying Notes to Financial Statements.

ONE GAS Predecessor

NOTES TO FINANCIAL STATEMENTS (Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements have been prepared pursuant to the rules and regulations of the SEC. These statements have been prepared in accordance with GAAP and reflect all adjustments that, in our opinion, are necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature. The 2012 year-end balance sheet data was derived from our audited financial statements but does not include all disclosures required by GAAP. These unaudited financial statements should be read in conjunction with the audited financial statements in this Information Statement. Due to the seasonal nature of our business, the results of operations for the nine months ended September 30, 2013, are not necessarily indicative of the results that may be expected for a 12-month period.

Organization and Nature of Operations—ONE Gas, Inc. is a wholly owned subsidiary of ONEOK. On July 25, 2013, ONEOK announced that its Board of Directors unanimously authorized ONEOK’s management to pursue a plan to separate its natural gas distribution business into a stand-alone publicly traded company through the contribution of the natural gas distribution business to ONE Gas and the distribution of ONE Gas shares to shareholders of ONEOK. Following the separation, ONE Gas will be an independent, publicly traded company, and ONEOK will not retain any ownership interest in the company. We will consist of the business that ONEOK attributes to its natural gas distribution business, which is located in Oklahoma, Kansas and Texas.

We provide natural gas distribution services to more than 2 million customers in Oklahoma, Kansas and Texas through our divisions, Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, respectively. We serve residential, commercial, industrial and transportation customers in all three states. In addition, these natural gas distribution companies serve wholesale and public authority customers.

Basis of Presentation—These financial statements have been derived from ONEOK’s financial statements, which include the natural gas distribution business as if ONE Gas Predecessor, the predecessor of ONE Gas for accounting purposes (“Predecessor”), had been a separate company for all periods presented. As the natural gas distribution business was comprised of divisions of ONEOK, Inc., these financial statements are presented as carved out from ONEOK, Inc. Although the legal transfer of ONEOK’s natural gas distribution businesses to ONE Gas has yet to take place, for ease of reference, these financial statements include references to “we,” “us” or “our” that relate to the Predecessor. The assets and liabilities in the financial statements have been reflected on a historical basis, as prior to the separation all of the assets and liabilities presented are wholly owned by ONEOK and are being transferred within the ONEOK consolidated group. The financial statements also include expense allocations for certain corporate functions historically performed by ONEOK, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal and information technology. We believe our assumptions underlying the financial statements, including the assumptions regarding the allocation of general corporate expenses from ONEOK, are reasonable. However, the financial statements may not include all of the actual expenses that would have been incurred by us and may not reflect our results of operations, financial position and cash flows had we been a separate publicly traded company during the periods presented.

Because the operations of the distribution business within ONEOK are conducted through separate divisions, ONEOK’s net investment in us, excluding the short-term note payable and long-term line of credit with ONEOK, is shown as owner’s net investment in lieu of stockholder’s equity in the financial statements. Transactions between ONEOK and us which are not part of the long-term line of credit or short-term note payable with ONEOK have been identified in the Statements of Changes in Owner’s Net Investment as distributions to ONEOK. Transactions with ONEOK’s other operating businesses, which generally settle monthly, are shown as accounts receivable-affiliate or accounts payable-affiliate. See Note 2 for additional information on our transactions with ONEOK and its affiliates.

The financial statements include the accounts of the natural gas distribution business as set forth in “Organization and Nature of Operations” and “Basis of Presentation” above. All significant intracompany balances and transactions have been eliminated.

Our significant accounting policies are consistent with those disclosed in Note 1 in the Annual Audited Financial Statements. The amounts of accrued unbilled revenues at September 30, 2013, and December 31, 2012, were $44.4 million and $127.1 million, respectively.

2. RELATED-PARTY TRANSACTIONS

Affiliate Transactions—We have certain transactions with ONEOK and its subsidiaries. We purchase a portion of our natural gas supply and natural gas transportation and storage services from ONEOK and its affiliates. These contracts are awarded through a competitive-bidding process, and the costs are recoverable through our purchased-gas cost mechanisms.

The Statements of Income include expense allocations for certain corporate functions historically performed by ONEOK and allocated to its natural gas distribution business, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, information technology and facilities maintenance. Where costs are incurred specifically on our behalf, the costs are billed directly to us by ONEOK. In other situations, the costs may be allocated to us through a variety of methods, depending upon the nature of the expenses. For example, a service that applies equally to all employees is allocated based upon the number of employees in each affiliate. An expense benefiting the company but having no direct basis for allocation is allocated by the modified Distrigas method, a method using a combination of ratios that include gross plant and investment, operating income and payroll expense. It is not practicable to determine what these general overhead costs would be on a stand-alone basis.

The following table shows ONEOK’s and its subsidiaries’ transactions with us for the periods indicated:

	Nine Months Ended
	September 30,
	2013	2012
	(Thousands of dollars)
Cost of natural gas	$186,348	$102,842
Operations and maintenance:
Direct employee labor and benefit costs	130,964	122,994
Allocated employee labor and benefit costs	23,104	17,315
Charges for general and administrative services	26,819	22,214
Depreciation and amortization	5,049	4,482
Other income, net	(2,978)	(2,387)
Interest expense	45,396	44,950

Total	$414,702	$312,410

Capitalized employee labor and benefit costs were $34.8 million and $33.2 million for the nine months ended September 30, 2013 and 2012, respectively. In addition, we recorded regulated utility revenue from ONEOK and its subsidiaries. These amounts were immaterial for both periods presented.

Total compensation cost, which includes costs for both employees that directly support our operations and allocations for corporate services, charged to us by ONEOK related to share-based payment plans was $10.2 million and $9.5 million for the nine months ended September 30, 2013 and 2012, respectively. Total cost charged to us by ONEOK related to pension and postretirement health and life insurance plans was $39.1 million and $32.0 million, which is net of amounts deferred through regulatory mechanisms of $1.5 million and $2.6 million, for the nine months ended September 30, 2013 and 2012, respectively. These costs are included within direct and allocated employee labor and benefit costs in the table above.

ONEOK’s management believes these allocations are a reasonable reflection of the utilization of services provided. However, these allocations may not fully reflect the expenses that would have been incurred had we been a stand-alone company during the periods presented.

3. COMMITMENTS AND CONTINGENCIES

Environmental Matters—We are subject to multiple historical, wildlife preservation and environmental laws and/or regulations that affect many aspects of our present and future operations. Regulated activities include but are not limited to those involving air emissions, storm water and wastewater discharges, handling and disposal of solid and hazardous wastes, wetland preservation, hazardous materials transportation, and pipeline and facility construction. These laws and regulations require us to obtain and/or comply with a wide variety of environmental clearances, registrations, licenses, permits and other approvals. Failure to comply with these laws, regulations, licenses and permits may expose us to fines, penalties and/or interruptions in our operations that could be material to our results of operations. In addition, emission controls and/or other regulatory or permitting mandates under the Clean Air Act and other similar federal and state laws could require unexpected capital expenditures. We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional statutes or regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We own or retain legal responsibility for the environmental conditions at 12 former manufactured natural gas sites in Kansas. These sites contain potentially harmful materials that are subject to control or remediation under various environmental laws and regulations. A consent agreement with the KDHE governs all work at these sites. The terms of the consent agreement allow us to investigate these sites and set remediation activities based upon the results of the investigations and risk analysis. Remediation involves typically the management of contaminated soils and may involve removal of structures and monitoring and/or remediation of groundwater.

We have begun soil remediation on 11 of the 12 sites. Regulatory closure has been achieved at three locations, and we have completed or are near completion of soil remediation at eight sites. We have begun site assessment at the remaining site where no active remediation has occurred.

Our expenditures for environmental evaluation, mitigation, remediation and compliance to date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during the nine months ended September 30, 2013 or 2012. We do not expect to incur material expenditures for these matters in the future.

The EPA’s rule on air-quality standards known as RICE NESHAP included a compliance date in October 2013. We do not expect expenditures required to comply with this rule to have a material impact on our results of operations, financial position or cash flows.

Pipeline Safety—We are subject to PHMSA regulations, including integrity-management regulations. The Pipeline Safety Improvement Act of 2002 requires pipeline companies operating high-pressure pipelines to perform integrity assessments on pipeline segments that pass through densely populated areas or near specifically designated high-consequence areas. In January 2012, The Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011 was signed into law. The law increased maximum penalties for violating federal pipeline safety regulations and directs the DOT and Secretary of Transportation to conduct further review or studies on issues that may or may not be material to us. These issues include but are not limited to the following:

•	an evaluation on whether natural gas pipeline integrity-management requirements should be expanded beyond current high-consequence areas;

•	a verification of records for pipelines in class 3 and 4 locations and high-consequence areas to confirm maximum allowable operating pressures; and

•	a requirement to test previously untested pipelines operating above 30 percent yield strength in high-consequence areas.

The potential capital and operating expenditures related to this legislation, the associated regulations or other new pipeline safety regulations are unknown.

Legal Proceedings—We are a party to various litigation matters and claims that have arisen in the normal course of our operations. While the results of litigation and claims cannot be predicted with certainty, we believe the reasonably possible losses from such matters, individually and in the aggregate, are not material. Additionally, we believe the probable final outcome of such matters will not have a material adverse effect on our results of operations, financial position or cash flows.

4. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Derivative Financial Instruments—We held purchased natural gas call options with fair values of $4.8 million and $1.8 million at September 30, 2013, and December 31, 2012, respectively. The premiums are recorded in current regulatory assets as these contracts are included in, and recoverable through, the purchased-gas cost adjustment mechanisms. We recorded a loss of $7.4 million and a gain of $3.8 million for the nine months ended September 30, 2013 and 2012, respectively, which are deferred as part of our unrecovered purchased-gas costs in current regulatory assets or other current liabilities in our Balance Sheets. Our natural gas call options are classified as Level 1 as fair value amounts are based on unadjusted quoted prices in active markets including NYMEX-settled prices. There were no transfers between levels for the nine months ended September 30, 2013 and 2012.

Other Financial Instruments—The approximate fair value of cash and cash equivalents, accounts receivable and accounts payable is equal to book value, due to the short-term nature of these items. Our cash and cash equivalents are comprised of bank and money market accounts and are classified as Level 1.

Debt payable to ONEOK includes a short-term note payable and a long-term line of credit as discussed in Note 2 of the annual audited financial statements. The short-term note payable to ONEOK is due upon demand and, therefore, the carrying amounts approximate fair value and are classified as Level 1. The estimated fair value of our long-term line of credit with ONEOK was $1.3 billion at September 30, 2013, and December 31, 2012, respectively. The book value of our long-term line of credit with ONEOK was $1.0 billion at September 30, 2013, and December 31, 2012. The long-term line of credit was valued using the income approach by discounting the future payments. Significant inputs include the discount rate which we estimated using a rate at which we could have borrowed at each measurement date. All inputs to this calculation are Level 3.